International Bank for Reconstruction and Development

Management’s Discussion & Analysis

and

Condensed Quarterly Financial Statements

September 30, 2015

(Unaudited)

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT (IBRD)

CONTENTS

SEPTEMBER 30, 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS

I.	OVERVIEW	3
II.	FINANCIAL PERFORMANCE AND RISK MANAGEMENT	4
III.	SUMMARY OF FAIR VALUE RESULTS	13
IV.	SENIOR MANAGEMENT CHANGES	15

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2015 1

Box 1: Selected Financial Data

In millions of U.S. dollars, except ratios which are in percentages
	As of and for the three months ended		As of and for fiscal year
	September 30, 2015	September 30, 2014	June 30, 2015
Lending Highlights (Section II)

Commitments[a]	$6,369	$9,916	$23,528
Gross disbursements	7,868	5,439	19,012
Net disbursements[b]	5,586	3,332	9,999

Reported Basis (Section II)

Income Statement

Board of Governors-approved and other transfers	$—	$—	$(715)
Net income (loss)	745	(417)	(786)

Balance Sheet

Total assets	$355,240	$353,328	$343,225
Net investment portfolio	44,067	40,925	45,105
Net loans outstanding	160,258	152,458	155,040
Borrowing portfolio	168,708	157,152	158,853

Key Management Indicators (Section II)

Allocable Income	$29	$556	$686

Usable Equity[c]	$40,248	$39,915	$40,195

Equity-to-loans Ratio[d]	24.7%	25.3%	25.1%

a.	Commitments include guarantee commitments and guarantee facilities that have been approved by the Executive Directors.
b.	Amounts include transactions with the International Finance Corporation (IFC), and loan origination fees.
c.	Excluding amounts associated with unrealized mark-to-market gains/losses on non-trading portfolios, net and related cumulative translation adjustments.
d.	Ratio is computed using usable equity and excludes the respective periods’ income. (Full year June 30, 2015 amount includes proposed transfer to the General Reserve).

2 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2015

I.	Overview

This document should be read together with the International Bank for Reconstruction and Development’s (IBRD) Financial Statements and Management’s Discussion and Analysis (MD&A) for the fiscal year ended June 30, 2015 (FY15). IBRD undertakes no obligation to update any forward looking statements. Box 1 provides IBRD’s selected financial data as of, and for the three months ended, September 30, 2015 and 2014, as well as for the fiscal year ended June 30, 2015.

Business Model

IBRD, an international organization owned by its 188 member countries, is the largest multilateral development bank in the world and is one of the five institutions of the World Bank Group (WBG); the others are the International Development Association (IDA), the International Finance Corporation (IFC), the Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID). Each of these organizations is legally and financially independent, with separate assets and liabilities. IBRD is not liable for their respective obligations. The WBG’s two goals, to be achieved by 2030, are to end extreme poverty by reducing the percentage of people living on less than $1.90 per day to no more than 3% globally, and to promote shared prosperity in a sustainable manner by fostering income growth for the bottom 40% of the population in every developing country. In October 2015, the WBG raised its poverty line figure upwards, from $1.25 to $1.90 a day, to reflect the increase in prices worldwide based on updated purchasing-power-parity data.

IBRD provides loans, guarantees, and knowledge for development focused projects and programs to middle-income and creditworthy lower-income member countries. Its main business activity is extending loans to its eligible member countries. IBRD offers its borrowers long-term loans that can have a final maturity of up to 35 years. Borrowers may customize their repayment terms to meet their debt management or project needs. Loans are offered on both fixed and variable terms, and in multiple currencies; though borrowers have generally preferred loans in U.S dollars and euros. IBRD also provides access to risk management tools such as derivative instruments, including currency and interest rate swaps.

IBRD’s loans are financed through its equity, and from money borrowed in the capital markets. IBRD is rated triple-A by the major rating agencies and investors view its bonds as high quality securities. IBRD’s funding strategy is aimed at achieving the best long-term value on a sustainable basis for its borrowing members. Its ability to intermediate the funds it raises in international capital markets to developing member countries is important in helping it achieve its goals. IBRD issues its securities both through global offerings and bond issues tailored to the needs of specific markets or investor types. This is done by offering bonds to investors in various currencies, maturities, markets, and with fixed and variable terms, often opening up new markets for international investors by offering new products or bonds in emerging-market currencies. IBRD’s annual funding volumes vary from year to year. This strategy has enabled IBRD to borrow at favorable market terms and pass the savings on to its borrowing members. Funds not immediately deployed for lending are held in IBRD’s investment portfolio to supply liquidity for its operations.

IBRD makes extensive use of derivatives to manage its exposure to various market risks arising from the above activities. These are used to align the interest and currency composition of its assets (loan and investment trading portfolios) with that of its liabilities (borrowing portfolio), and to stabilize the earnings on its equity.

Management believes that these risk management strategies, taken together, effectively manage market risk in IBRD’s operations from an economic perspective. However, these strategies necessarily entail the extensive use of derivatives, which introduce volatility through unrealized mark-to-market gains and losses on the reported basis income statement (particularly given the long-term nature of some of IBRD’s assets and liabilities). Accordingly, Management makes decisions on income allocation without reference to unrealized mark-to-market gains and losses in its non-trading portfolios – see Basis of Reporting – Allocable Income below.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2015 3

Basis of Reporting

Financial Statements

IBRD’s financial statements conform with accounting principles generally accepted in the United States of America (U.S. GAAP), referred to in this document as the “reported basis”. All instruments in the investment and borrowing portfolios and all other derivatives are reported at fair value, with changes in fair value reported in the statement of income. IBRD’s loans are reported at amortized cost, except for loans with embedded derivatives, which are reported at fair value. Management uses the reported net income as the basis for deriving allocable income.

Fair Value Results

In an attempt to address the asymmetry in the reported financial statements, in which not all financial instruments are reported on the same measurement basis, IBRD reflects all financial instruments at fair value in the MD&A. The fair value of these instruments is affected by changes in such market variables as interest rates, exchange rates, and credit risk. Management uses fair value to assess the performance of the investment-trading portfolio; to manage certain market risks, including interest rate risk and commercial counterparty credit risk; and to monitor the results of the Equity Management Framework (EMF).

Allocable Income

The volatility in IBRD’s reported net income is primarily driven by the unrealized mark-to-market gains and losses on the derivative instruments in IBRD’s non-trading portfolios (loans, borrowings, and EMF). These derivatives are primarily used to align the interest rate and currency bases of its assets and liabilities. In line with IBRD’s financial risk management policies, IBRD expects to maintain its non-trading portfolio positions. As a result, for non-trading portfolios, allocable income only includes amounts which have been realized. For trading portfolios (investment portfolio), allocable income includes both realized amounts, as well as unrealized mark-to-market gains and losses.

Management has consistently followed this practice of excluding unrealized mark-to-market gains and losses on its non-trading portfolios from reported net income to arrive at allocable income, since adopting Financial Accounting Standards Board’s (FASB’s) guidance on derivatives and hedging in FY01. Accordingly, in years in which reported net income has been positively impacted by unrealized mark-to-market gains on the non-trading portfolios, IBRD did not take these unrealized mark-to-market gains into account in making income allocation decisions. Likewise, in the case of unrealized mark-to-market losses on the non-trading portfolios, IBRD consistently excludes these amounts from reported net income to arrive at allocable income.

Allocable income also reflects certain other adjustments to reported net income, namely: Board of Governors-approved and other transfers, pension adjustments, and restricted income. All of these adjustments reflect Management’s view of the most appropriate measure of a given year’s financial results for allocation purposes (Table 2). See June 30, 2015, MD&A for a detailed discussion on allocable income.

II.	Financial Performance and Risk Management

As part of IBRD’s lending, borrowing, and investment activities, IBRD is exposed to market, counterparty and country credit risks. To manage these risks, IBRD has put in place a strong risk management framework, which supports Management in its oversight functions. This framework is designed to enable and support IBRD in achieving its goals in a financially sustainable manner.

In an effort to maximize IBRD’s capacity to lend to member countries for development purposes, IBRD limits its exposure to market and counterparty credit risks. Among the various types of market risks, interest rate risk is the most significant risk faced by IBRD. IBRD’s exposure to currency and liquidity risks is minimal as a result of its risk management policies. In addition, IBRD faces two types of credit risk: country credit risk and counterparty credit risk.

4 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2015

Capital Adequacy

IBRD’s capital adequacy is the degree to which its capital is sufficient to withstand unexpected shocks. IBRD’s Board of Executive Directors (Board) monitors IBRD’s capital adequacy within a strategic capital adequacy framework and uses the equity-to-loans ratio as a key indicator of IBRD’s capital adequacy. The framework seeks to ensure that IBRD’s capital is aligned with the financial risk associated with its loan portfolio as well as other exposures over a medium-term capital-planning horizon. Under this framework, IBRD evaluates its capital adequacy as measured by stress tests and an appropriate Board approved minimum level for the long term equity-to-loans ratio, currently set at 20%.	Figure 1: Equity-to-Loans Ratio Trend (%)

As shown on Table 1, IBRD’s equity-to-loans ratio decreased from 25.1% at June 30, 2015 to 24.7% at September 30, 2015, and remained above the minimum ratio of 20%. The decrease in the ratio was primarily due to the $5.6 billion increase in net positive loan disbursements. Of this amount, $2.6 billion relates to disbursements on Deferred Drawdown Options (DDO’s). The decline in effective and undisbursed DDO’s, therefore did not have a net impact on the total exposure. Under IBRD’s currency management policy, to minimize exchange rate risk in a multicurrency environment, IBRD matches its borrowing obligations in any one currency (after derivative activities) with assets in the same currency. In addition, IBRD’s policy is to minimize the exchange rate sensitivity of its capital adequacy as measured by the equity-to-loans ratio. It implements this policy by periodically undertaking currency conversions to align the currency composition of its equity with that of its outstanding loans, across major currencies. As a result, the impact on IBRD’s equity-to-loans ratio from the exchange rate movements during the year was negligible.

Table 1: Equity-to-Loans Ratio

In millions of U.S. dollars
			Variance
As of	Sep 30, 2015	June 30, 2015	Total	Due to Translation Adjustment	Due to Activities
Usable paid-in capital	$14,348	$14,297	$51	$13	$38
Special reserve	293	293	—	—	—
General reserve[a]	26,925	26,925	—	—	—
Cumulative translation adjustment[b]	(591)	(593)	2	2	—
Other adjustments[c]	(727)	(727)	—	—	—

Equity (usable equity)	$40,248	$40,195	$53	$15	$38

Loans exposure	$162,133	$156,802	$5,331	$(257)	$5,588
Present value of guarantees	1,109	894	215	4	211
Effective but undisbursed DDOs	1,475	4,095	(2,620)	—	(2,620)
Relevant accumulated provisions	(1,691)	(1,592)	(99)	(1)	(98)
Deferred loan income	(426)	(418)	(8)	—	(8)
Other exposures	527	550	(23)	—	(23)

Loans (total exposure)	$163,127	$160,331	$2,796	$(254)	$3,050

Equity-to-Loans Ratio	24.7%	25.1%

a.	The June 30, 2015 amount includes proposed transfers to the General Reserve.
b.	Excluding cumulative translation amounts associated with the unrealized mark-to-market gains/losses on non-trading portfolios, net.
c.	Other adjustments comprise the net underfunded status of IBRD’s pension plans and income earned on Post-Employment Benefit Plan (PEBP) assets prior to FY 2011.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2015 5

As a result of the General and Selective Capital Increase resolutions in the fiscal year ended June 30, 2011 (FY11), subscribed capital is expected to increase by $87.0 billion (including shares subscribed under the Voice Reform for which no paid-in capital was required), of which $5.1 billion will be paid-in. The General Capital Increase (GCI) subscription period is for five years and ends on March 16, 2016 or March 16, 2017 depending upon individual members’ extension requests. As of September 30, 2015, $63.2 billion was subscribed, resulting in additional paid-in capital of $3.7 billion, of which $32 million was received during the first three months of the fiscal year ending June 30, 2016 (FY16).	Figure 2: Status of FY11 GCI/SCI Subscriptions as of September 30, 2015 In billions of U .S. dollars

Financial Results

The primary sources of IBRD’s income are the equity contribution and the net interest margin on its loans funded by borrowings. The main driver of the equity contribution is revenue from the derivatives used as part of the EMF. In addition to the regular interest earned from the derivative instruments, this revenue, on an allocable income basis, includes net mark-to-market gains which have been realized during the year as a result of the liquidation of derivative positions. Additionally, equity contribution includes revenue from the proportion of loans which are funded by equity and certain minor adjustments including those relating to discontinued loan products. IBRD also earns revenue from other development activities, as well as the margin on its investment portfolio.

On a reported basis, IBRD had net income of $745 million for the first three months of FY16, compared with a net loss of $417 million during the same period in FY15. The higher net income during the first three months of FY16 primarily relates to the unrealized mark-to-market gains experienced on the non-trading portfolios (See Table 4). For the first three months of FY16, IBRD’s allocable income was $29 million, compared with $556 million during the same period in FY15. The higher allocable income during the first three months of FY15 was primarily due to the $581 million of gains from the termination of certain EMF positions. In contrast, there were no terminations of trades during the same period in FY16. The following is a discussion on the key drivers of IBRD’s financial performance, including a reconciliation between IBRD’s allocable income and reported net income.

Table 2: Condensed Statement of Income

In millions of U.S. dollars
For the three months ended September 30,	2015	2014	Variance
Interest revenue, net of funding costs
Interest margin	$217	$213	$4
Equity contribution[a]	191	674	(483)
Investments	10	14	(4)

Net interest revenue	$418	$901	$(483)

Provision for losses on loans and other exposures	(98)	(40)	(58)
Other income, net[b]	(10)	3	(13)
Net non-interest expenses[c]	(318)	(322)	4
Unrealized mark-to-market gains/(losses) on non-trading portfolios, net[a,d]	753	(959)	1,712

Net Income (loss)	$745	$(417)	$1,162

Adjustments to reconcile net gains/(loss) to allocable income:
Pension and other adjustments	37	14	23
Unrealized mark-to-market (gains)/losses on non-trading portfolios, net[a,d]	(753)	959	(1,712)

Allocable income	$29	$556	$(527)

a.	This includes the reclassification of net realized mark-to-market gains of $581 million for the first three months ended September 30, 2014, associated with the termination of certain positions under the EMF, from unrealized mark-to-market losses on non-trading portfolios, net, to equity contribution.
b.	Amount includes guarantee fee income, loan commitment fee income and net earnings from PEBP.
c.	See Table 3.
d.	See Table 4.

6 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2015

Net Interest Margin

As of September 30, 2015, IBRD’s equity to loans ratio was 24.7%, indicating that approximately 25% of IBRD’s net loans and other exposures is funded by equity, and the remainder funded by borrowings. For the portion of loans funded by borrowings, the net interest margin has remained relatively stable compared with the prior year (Table 2).

Net Non-Interest Expenses

As shown on Table 3, IBRD’s net non-interest expenses primarily comprise administrative expenses, net of revenue from externally funded activities. These expenses have remained stable over the two year period.

Table 3: Net Non-Interest Expenses

In millions of U.S. dollars
For the three month ended September 30,	2015	2014	Variance
Administrative expenses
Staff costs	$202	$197	$5
Travel	29	26	3
Consultant and contractual services	66	66	—
Pension and other post-retirement benefits	55	58	(3)
Communications and technology	11	11	—
Equipment and buildings	32	29	3
Other expenses	10	15	(5)

Total administrative expenses	$405	$402	$3

Grant Making Facilities	30	33	(3)
Revenue from externally funded activities
Reimbursable revenue – IBRD executed trust funds	(70)	(73)	3
Other revenue	(47)	(40)	(7)

Total Net Non-Interest Expenses (Table 2)	$318	$322	$(4)

Unrealized mark-to-market gains/losses on non-trading portfolios

These mainly comprise unrealized mark-to-market gains and losses on IBRD’s loan, borrowing, and EMF portfolios. Since IBRD expects to maintain its non-trading portfolio positions, unrealized mark-to-market gains and losses associated with these positions, are excluded from reported net income to arrive at allocable income. As a result, from a long-term financial sustainability perspective, income allocations are made on the basis of amounts which have been realized.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2015 7

As shown on Table 4, for the first three months of FY16, $753 million of unrealized mark-to-market gains were excluded from reported net income to arrive at allocable income ($959 million unrealized mark-to-market losses in the first three months of FY15). See discussion below for more details.

Table 4: Unrealized Mark-to-Market Gains/Losses, on Non-Trading Portfolio, net

In millions of U.S. dollars
	For the three months ended September 30, 2015
	Unrealized gains (losses), excluding realized amounts	Realized gains	Total
Borrowing portfolio[b]	$513 [a]	$4	$517
Loan portfolio[b]	(497)	—	(497)
EMF	741	—	741
Asset-liability management portfolio[c]	(1)	—	(1)
Client operations portfolio	(3)	—	(3)

Total	$753	$4	$757

	For the three months ended September 30, 2014
	Unrealized gains (losses), excluding realized amounts	Realized gains	Total
Borrowing portfolio[b]	$(244)[a]	$6	$(238)
Loan portfolio[b]	11	—	11
EMF	(723)[a]	581	(142)
Asset-liability management portfolio[c]	(1)	—	(1)
Client operations portfolio	(2)	—	(2)

Total	$(959)	$587	$(372)

a.	Includes adjustments to reclass net realized mark-to-market gains (losses) to the related interest income and expense lines for allocable income purposes.
b.	Includes related derivatives.
c.	Included in other derivatives on the Balance Sheet.

EMF: During the first three months of FY16, IBRD had unrealized mark-to-market gains of $741 million for the EMF in its reported net income, primarily as a result of the decline in the U.S. interest rates.

Loan portfolio: On a reported basis, while the derivatives which convert IBRD’s loans to variable rates are reported at fair value, all loans are reported at amortized cost, with the exception of one loan with an embedded derivative, which is reported at fair value. As a result, while from an economic perspective, all of IBRD’s loans after the effect of derivatives carry variable rates, and therefore have a low sensitivity to interest rates, this is not reflected in its reported net income. For the first three months of FY16, the $497 million of unrealized mark-to-market losses on the loan portfolio relate primarily to the impact of the decrease in long-term interest rates during the period on the loan related derivatives. In order to show the effect of its risk management policies, IBRD reflects its loans at fair value in the MD&A. See Section III for more details.

Borrowing portfolio: Given that all of the derivatives and the related underlying borrowings are at fair value, there is no asymmetry in the reported net income, and therefore, unrealized mark-to-market gains and losses on the borrowing related derivatives are correspondingly offset by unrealized mark-to-market gains and losses on the underlying borrowings. As a result, since IBRD does not hedge its own credit, the main component of the net unrealized mark-to-market gains and losses relates to the impact of the change in IBRD’s own credit. See Section III for more details.

8 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2015

Balance Sheet Analysis

IBRD’s principal assets are its loans to member countries. These are financed by IBRD’s equity and proceeds of borrowings from capital markets.

Table 5: Condensed Balance Sheet

In millions of U.S. dollars
As of	September 30, 2015	June 30, 2015	Variance
Investments and due from banks	$49,184	$50,339	$(1,155)
Net loans outstanding	160,258	155,040	5,218
Receivable from derivatives	136,489	134,325	2,164
Other assets	9,309	3,521	5,788

Total assets	$355,240	$343,225	$12,015

Borrowings	$169,592	$160,980	$8,612
Payable for derivatives	135,489	132,324	3,165
Other liabilities	10,694	11,284	(590)
Equity	39,465	38,637	828

Total liabilities and equity	$355,240	$343,225	$12,015

Loan portfolio

As part of its lending activities, consistent with its mandate IBRD has exposure to sovereign (country) credit risk. Country credit risk reflects potential losses arising from protracted arrears on payments from borrowers on loans and other exposures. IBRD manages this risk by applying individual country exposure limits. These limits take into account the creditworthiness and performance of borrowers. In addition, to ensure that the financial risks associated with its loans and other exposures do not exceed its risk-bearing capacity, IBRD uses a strategic capital adequacy framework as a key medium-term capital planning tool.

Portfolio Concentration Risk

Portfolio concentration risk, which arises when a small group of borrowers account for a large share of loans outstanding, is a key concern for IBRD. The ten countries with the highest exposures accounted for about 66% of IBRD’s total exposure.

The concentration risk is carefully managed, in part, by applying an exposure limit for the aggregate balance of loans outstanding, the present value of guarantees, the undisbursed portion of Deferred Drawdown Options (DDOs), and other eligible exposures that have become effective, to a single borrowing country. Under the current guidelines, IBRD’s exposure to a single borrowing country is restricted to the lower of an Equitable Access Limit (EAL) and the Single Borrower Limit (SBL). The SBL effective on September 30, 2015 was $20.0 billion for India and $19.0 billion for the other four SBL-eligible borrowing countries (Brazil, China, Indonesia, and Mexico), lower than the EAL of $28.1 billion at September 30, 2015.

Figure 3: Country Exposures as of September 30, 2015 In billions of U.S. dollars

Provision on Loans and Other Exposures

IBRD records a provision to reflect the probable losses inherent in its loan portfolio and other exposures. As of September 30, 2015, IBRD had an accumulated provision for losses on loans and other exposures of $1,657 million, which was approximately 1% of these exposures, ($1,554 million as of June 30, 2015 - 1% of exposures). As of September 30, 2015, only 0.3% of IBRD’s loans were in nonaccrual status and were all related to Zimbabwe. (Refer to Note D: Loans and Other Exposures in the Notes to the Condensed Quarterly Financial Statements).

For the first three months of FY16, there was a charge of $98 million, reflecting an increase in net loan disbursements and the change in the credit quality of the loan portfolio during the period. This compares with a charge of $40 million in the same period in FY15, primarily reflecting an increase in net loan disbursements during the period.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2015 9

Lending Activities

As of September 30, 2015, IBRD’s net loans outstanding amounted to $160.3 billion, 3% higher than June 30, 2015. The increase was mainly attributable to $5.6 billion in net positive loan disbursements made in the first three months of FY16.

Figure 4: Net Loans Outstanding In billions of U.S. dollars

In the first three months of FY16, IBRD had new loan commitments (including guarantees) totaling $6.4 billion, 36% lower than the same period in FY15 (Table 6). Commitments during the first three months of FY15 were exceptionally high due to the transitional pricing measures that were in place during that time.

Gross disbursements during the first three months of FY16 were $7.9 billion, 45% above the same period in FY15 (Table 7). The higher gross disbursement level in FY16 is primarily due to higher disbursements to the countries in the East Asia and Pacific region.

Table 6: Commitments by Region – For the Fiscal Year-To-Date

In millions of U.S. dollars					Variance
	September 30, 2015		September 30, 2014
For the three months ended	Commitments	% of total	Commitments	% of total
Africa	$260	4%	$559	6%	$(299)
East Asia and Pacific	150	2	3,017	30	(2,867)
Europe and Central Asia	3,054	48	3,836	39	(782)
Latin America and the Caribbean	1,405	22	715	7	690
Middle East and North Africa	1,500	24	1,789	18	(289)
South Asia	—	—	—	—

Total	$6,369	100%	$9,916	100%	$(3,547)

Table 7: Gross Disbursements by Region - For the Fiscal Year-To-Date

In millions of U.S. dollars					Variance
	September 30, 2015		September 30, 2014
For the three months ended	Disbursements	% of total	Disbursements	% of total
Africa	$507	7%	$57	1%	$450
East Asia and Pacific	2,656	34	683	13	1,973
Europe and Central Asia	2,543	32	2,416	44	127
Latin America and the Caribbean	1,411	18	1,319	24	92
Middle East and North Africa	418	5	837	16	(419)
South Asia	333	4	127	2	206

Total	$7,868	100%	$5,439	100%	$2,429

Investment Portfolio

Funds raised through IBRD’s borrowing activity which have not yet been deployed for lending, are held in IBRD’s investment portfolio to ensure liquidity for its operations. IBRD restricts its liquid assets to high-quality investments as its investment objective prioritizes principal protection over yield. Liquid assets are therefore managed conservatively, and are primarily held for potential disruptions in IBRD’s access to capital markets.

IBRD has operated at levels of liquidity in the range of between 140% and 175% of the prudential minimum. The prudential minimum liquidity level has been set at $27.5 billion for FY16, and the liquid asset portfolio was at 156% of this level as of September 30, 2015.

Commercial Counterparty Credit Risk

Commercial counterparty credit risk is managed by applying eligibility criteria, volume limits for transactions with individual counterparties, and using mark-to-market collateral arrangements for swap transactions. The effective management of this risk is vital to the success of IBRD’s funding, investment, and asset/liability management. The monitoring and managing of this risk is continuous, given the changing market environment.

As a result of IBRD’s use of mark-to-market collateral arrangements for swap transactions, its residual commercial counterparty credit risk is concentrated in the investment portfolio. IBRD’s overall commercial counterparty credit

10 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2015

exposure decreased by $1.6 billion during the first three months of FY16, reflecting the impact on the investment portfolio, of loan disbursements made during the first three months of FY16. As shown on Table 8, the credit quality of IBRD’s portfolio remains concentrated in the upper end of the credit spectrum, with 70% of the portfolio rated AA or above and the remaining portfolio primarily rated A. The A rated counterparties primarily consisted of financial institutions (limited to short-term deposits and swaps) and sovereigns. Most of the BB or lower rated exposure relates to IBRD’s investment in a debt security issued by the Hypo Alpe-Adria Bank as discussed below.

Table 8: Commercial Credit Exposure, Net of Collateral Held, by Counterparty Rating

In millions of U.S. dollars
	As of September 30, 2015
	Investments		Net Swap Exposure		Total Exposure
Counterparty Rating[a]	Sovereigns	Agencies, Commercial paper, Asset-Backed Securities, Corporates and Time Deposits				% of Total
AAA	$10,402	$9,939	$—		$20,341	45%
AA	4,524	6,879	139		11,542	25
A	10,040	3,862	81		13,983	30
BBB	42	12		*	54		*
BB or lower/unrated	—	29		*	29		*

Total	$25,008	$20,721	$220		$45,949	100%

	As of June 30, 2015
	Investments
Counterparty Rating[a]	Sovereigns	Agencies, Commercial paper, Asset-Backed Securities, Corporates and Time Deposits	Net Swap Exposure		Total Exposure	% of Total
AAA	$10,451	$9,571	$—		$20,022	42%
AA	4,385	9,375	78		13,838	29
A	7,336	5,997	107		13,440	28
BBB	223	8	2		233		*
BB or lower/unrated	—	18	5		23		*

Total	$22,395	$24,969	$192		$47,556	100%

a.	Average rating is calculated using available ratings from the three major rating agencies; however, if ratings are not available from each of the three rating agencies. IBRD uses the average of the ratings available from any of such rating agencies or a single rating to the extent that an instrument or issuer (as applicable) is rated by only one rating agency.
*	Indicates amount less than $0.5 million or percentage less than 0.5%.

In FY07, IBRD purchased for $190 million a debt security issued by an Austrian bank, Hypo Alpe-Adria, which was fully guaranteed by the state of Carinthia. As of September 30, 2015, this debt security had a carrying value of $25 million. The loss in the value of the security is the result of legislation passed in FY14 to cancel the underlying debt. In July 2015, this legislation was overturned and ruled by the Austrian Constitutional Court as unconstitutional and the guarantee was reinstated. The investment had a carrying value of $13 million as of June 30, 2015, resulting in unrealized mark-to-market gains of $12 million during the three month period ended September 30, 2015. IBRD will continue to monitor the value of this investment and related market developments.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2015 11

Liquid Asset Portfolio

As of September 30, 2015, the net investment portfolio totaled $44.1 billion (Figure 5), with $43.0 billion representing the liquid asset portfolio (see Note C: Investments to the Condensed Quarterly Financial Statements). This compares with an investment portfolio valued at $45.1 billion as at June 30, 2015, with $44.0 billion representing the liquid asset portfolio. The $1.0 billion decline in the liquid asset portfolio reflects the impact of loan disbursements made during the first three months of FY16.

During the first three months of FY16, interest revenue net of funding cost, from the investment portfolio, amounted to $10 million. This compares with $14 million during the same period in FY15. The decrease in net interest revenue during FY16, was primarily due to higher unrealized mark-to-market losses on the portfolio, partially offset by higher interest income.

Figure 5: Liquid Asset Portfolio In billions of U.S. dollars

Borrowing Portfolio

IBRD issues debt securities to both institutional and retail investors in a variety of currencies. During the first three months of FY16, IBRD raised medium and long-term debt of $14.3 billion in 15 currencies.

As of September 30, 2015, the borrowing portfolio totaled $168.7 billion, an increase of $9.9 billion from June 30, 2015 (see Note E: Borrowings in the Notes to the Condensed Quarterly Financial Statements). This increase was mainly due to net new issuances of $10.1 billion to support the increase in loan disbursements. Of the new issuances, $5.9 billion remained unsettled as of September 30, 2015, and a receivable for the proceeds was recorded under Other Assets on the Condensed Balance Sheet.

Figure 6: Borrowing Portfolio In billions of U.S. dollars

Equity Contribution and Equity Management Framework

Under its current interest rate risk management strategy, IBRD seeks to match the interest rate sensitivity of its assets (loan and investment trading portfolios) with those of its liabilities (borrowing portfolio) by using derivatives, such as interest rate swaps. These derivatives effectively convert IBRD’s financial assets and liabilities into variable-rate instruments. This strategy helps IBRD to manage the interest margin on the proportion of loans funded by debt, against interest rate volatility. The interest revenue on the remaining proportion of loans funded by equity, if left unmanaged, would be highly sensitive to fluctuations in short-term interest rates. To manage this exposure, IBRD uses an EMF, which seeks to manage the sensitivity of IBRD’s revenue from loans funded by equity to fluctuations in short-term interest rates. In particular, the EMF allows the flexibility of managing the duration of IBRD’s equity within a range of zero to five years based on market and macroeconomic conditions. It also allows IBRD to realize some of the unrealized mark-to-market gains from the positions. As measured by duration, the interest rate sensitivity of IBRD’s equity remained largely unchanged at 4.4 years as of September 30, 2015, from 4.8 years as of June 30, 2015. The market value of the EMF position increased to $1.6 billion as of September 30, 2015, from $0.7 billion as of June 30, 2015. The increase was primarily as a result of net unrealized mark-to-market gains of $741 million experienced during the first three months of FY16, due to the decline in the U.S. interest rates (Table 4).

The main driver of equity contribution is revenue from the derivatives used as part of the EMF. In addition to the regular interest income earned from the derivative instruments, this revenue, on an allocable income basis, includes net mark-to-market gains which have been realized during the year as a result of the termination of derivative positions. Additionally, equity contribution includes revenue from the proportion of loans which are funded by equity and certain minor adjustments including those relating to discontinued loan products.

For the first three months of FY16, the equity contribution amounted to $191 million, compared with $674 million for the same period in FY15, where IBRD had $581 million of realized gains as a result of the liquidation of certain EMF positions during that time. There were no terminations of positions during the same period in FY16. This decline was however partially offset by the increase in interest income earned during FY16, as a result of the increase in the volume of EMF positions.

12 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2015

III.	Summary of Fair Value Results

Fair Value Adjustments

An important element in achieving IBRD’s financial goals is its ability to minimize the cost of borrowing from capital markets for lending to member countries by using financial instruments, including derivatives. The fair value of these financial instruments is affected by changes in the market environment such as interest rates, exchange rates and credit risk. Fair value is used mainly to assess the performance of the investment trading portfolio, to monitor the results of the EMF, and to manage certain market risks, including interest rate and commercial credit risk for derivative counterparties.

As shown in Table 9, on a fair value basis, if interest rates increased by one basis point, IBRD would experience a net unrealized mark-to-market loss of approximately $24 million as of September 30, 2015.

Table 9: Effect of Interest Rates and Credit on IBRD’s Fair Value Income

In millions of U.S. dollars
As of September 30, 2015	Interest Rate Effect on Fair Value Income[a]	Credit Effect on Fair Value Income[b]
	Sensitivity[c]	Sensitivity[c]
Borrowing portfolio	$3	$51
Loan portfolio	(8)	(36)
EMF	(18)		*
Investment portfolio	(1)	3

Total (loss)/gains	$(24)	$18

a.	After the effects of derivatives.
b.	Excludes CVA adjustment on swaps.
c.	Amount represents dollar change in fair value corresponding to a one basis-point parallel upward shift in interest rates.
*	Sensitivity is marginal.

Figure 7 provides a further breakdown of how the use of derivatives affects the overall sensitivity of the loan and borrowing portfolios. For example, for the borrowing portfolio, a one basis point increase in interest rates would result in net unrealized mark-to-market gains of $51 million on the bonds. These would be significantly offset by the $48 million of net unrealized mark-to-market losses on the related swaps, resulting in net unrealized mark-to-market gains of $3 million for the portfolio.

Figure 7: Sensitivity to Interest Rates as of September 30, 2015

(Dollar change in fair value corresponding to a one-basis-point upward parallel shift in interest rates)

In millions of U.S. dollars

Borrowing Portfolio	Loan Portfolio	EMF	Investment Portfolio

For the first three months of FY16, IBRD experienced net unrealized mark-to-market losses on a fair value basis of $267 million on its non-trading portfolios. See Table 10 below for details.

Table 10: Summary of Fair Value Adjustments on Non-Trading Portfoliosa

In millions of U.S. dollars
For the three months ended September 30,	2015	2014
Borrowing portfolio	$516	$(237)
Loan portfolio	(1,524)	(566)
EMF	741	(142)

	$(267)	$(945)

a.	See Table 12 for reconciliation to the fair value comprehensive basis net income.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2015 13

Effect of Interest and Credit

IBRD uses derivatives in its loan and borrowing portfolios to arrive at floating rate instruments, as part of its risk management strategies. The sensitivity of these portfolios to interest rate movements, after the effect of derivatives is therefore low, resulting in relatively small interest rate related unrealized mark-to-market gains/losses in income (Figure 7).

For the first three months of FY16, the unrealized mark-to-market gains on the EMF position of $741 million were primarily due to the decrease in U.S. interest rates experienced during the first three months of FY16.

For the first three months of FY16, IBRD experienced $516 million of unrealized mark-to-market gains on the borrowing portfolio, which is comprised of $665 million mark-to-market unrealized gains due to the widening of its credit spreads, partially offset by $232 million of mark-to-market losses due to the decline in interest rates. As shown on Table 9, the dollar value change corresponding to a one-basis-point upward parallel shift in interest rates on IBRD’s own credit relative to LIBOR is about $51 million of unrealized mark-to-market gains.

In addition, IBRD experienced $1.5 billion of unrealized mark-to-market losses on the loan portfolio, which was mainly due to the net widening of Credit Default Swaps (CDS) spreads for several of its borrowing member countries during the same period. As shown on Table 9, the dollar value change corresponding to a one-basis-point upward parallel shift in CDS rates on the loan portfolio is about $36 million of unrealized mark-to-market losses. See the June 30, 2015, MD&A for a detailed discussion on how the credit risk of each portfolio is managed.

Fair Value Results

As non-financial assets and liabilities are not reflected at fair value, IBRD’s equity is not intended to reflect fair value. Under the fair value basis, in addition to the instruments in the investment and borrowing portfolios, and all other derivatives, loans are reported at fair value and all changes in AOCI are also included in fair value net income. Tables 11-12 provide a reconciliation from the reported basis to the fair value basis for both the balance sheet and income statement.

Table 11: Condensed Balance Sheet on a Fair Value Basis

In millions U.S. dollars
	As of September 30, 2015			As of June 30, 2015
	Reported Basis	Adjustments	Fair Value Basis	Reported Basis	Adjustments		Fair Value Basis
Due from banks	$887	$—	$887	$388	—		$388
Investments	48,297	—	48,297	49,951	—		49,951
Net loans outstanding	160,258	(168)	160,090	155,040	$870		155,910
Receivable from derivatives	136,489	—	136,489	134,325	—		134,325
Other assets	9,309	—	9,309	3,521	—		3,521

Total assets	$355,240	$(168)	$355,072	$343,225	$870		$344,095

Borrowings	$169,592	$10 [a]	$169,602	$160,980	$8	[a]	$160,988
Payable for derivatives	135,489	—	135,489	132,324	—		132,324
Other liabilities	10,694	—	10,694	11,284	—		11,284

Total liabilities	315,775	10	315,785	304,588	8		304,596
Paid-in capital stock	15,224	—	15,224	15,192	—		15,192
Retained earnings and other equity	24,241	(178)	24,063	23,445	862		24,307

Total equity	39,465	(178)	39,287	38,637	862		39,499

Total liabilities and equity	$355,240	$(168)	$355,072	$343,225	$870		$344,095

a.	Amount represents amortization of transition adjustment relating to the adoption of FASB’s guidance on derivatives and hedging on July 1, 2000.

14 IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2015

Table 12: Reconciliation from Net Income to Income on a Fair Value Comprehensive Basis

In millions U.S. dollars
For the three months ended September 30,	2015	2014	Variance
Net income (loss) from Table 2	$745	$(417)	$1,162
Fair value adjustment on loans[a]	(1,027)	(577)	(450)
Changes to AOCI:
Currency translation adjustments	(5)	(443)	438
Others	34	52	(18)

Net (loss) on fair value comprehensive basis	$(253)	$(1,385)	$1,132

a.	Amount has been adjusted to exclude the provision for losses on loans and other exposures: $98 million charge and $40 million charge – three months ended September 30, 2015 and September 30, 2014, respectively.

Table 13: Fair Value Adjustments, net

In millions of U.S. dollars
	For the three months ended September 30, 2015
	Unrealized gains (losses)	Realized gains	Fair Value Adjustment from Table 12	Other Adjustments		Total from Table 10
Borrowing portfolio[c]	$513 [a]	$4		$(1)[b]		$516
Loan portfolio[c]	(497)		$(1,027)			(1,524)
EMF[d]	741					741
Asset-liability management portfolio[d]	(1)			1		—
Client operations portfolio	(3)			3		—

Total	$753	$4	$(1,027)	$3		$(267)

	For the three months ended September 30, 2014
	Unrealized gains (losses)	Realized gains	Fair Value Adjustment from Table 12	Other Adjustments		Total from Table 10
Borrowing portfolio[c]	$(244)[a]	$6		$1	[b]	$(237)
Loan portfolio[c]	11		$(577)			(566)
EMF[d]	(723)[a]	581				(142)
Asset-liability management portfolio[d]	(1)			1		—
Client operations portfolio	(2)			2		—

Total	$(959)	$587	$(577)	$4		$(945)

a.	Includes amounts reclassified to realized mark-to-market gains (losses).
b.	Amount represents amortization of transition adjustment relating to the adoption of FASB’s guidance on derivatives and hedging on July 1, 2000, included in AOCI.
c.	Includes related derivatives.
d.	Included in other derivatives on the condensed Balance Sheet.

IV.	Senior Management Changes

On November 6, 2015, Bertrand Badre announced that he will be leaving as Managing Director and WBG Chief Financial Officer at the end of March 2016.

IBRD MANAGEMENT’S DISCUSSION AND ANALYSIS: SEPTEMBER 30, 2015 15

CONDENSED BALANCE SHEET

Expressed in millions of U.S. dollars

	September 30, 2015 (Unaudited)	June 30, 2015 (Unaudited)
Assets
Due from banks—Notes C and K
Unrestricted cash	$833	$311
Restricted cash	54	77

	887	388

Investments-Trading (including securities transferred under repurchase agreements or securities lending agreements of $390 million—September 30, 2015; $844 million—June 30, 2015)—Note C	45,804	47,823
Securities purchased under resale agreements—Note C	2,493	2,128
Derivative assets
Investments—Notes C, F and K	24,894	22,196
Loans—Notes D, F and K	4,122	3,902
Client operations—Notes D, F, I and K	28,349	28,739
Borrowings—Notes E, F and K	77,012	78,267
Others—Notes F and K	2,112	1,221

	136,489	134,325

Loans outstanding—Notes D, I and K
Total loans	220,787	217,223
Less undisbursed balance	58,446	60,211

Loans outstanding (including a loan at fair value of $117 million—September 30, 2015; $125 million—June 30, 2015)	162,341	157,012
Less:
Accumulated provision for loan losses	1,657	1,554
Deferred loan income	426	418

Net loans outstanding	160,258	155,040
Other assets—Notes C, E and I	9,309	3,521

Total assets	$355,240	$343,225

16 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2015 (UNAUDITED)

	September 30, 2015 (Unaudited)	June 30, 2015 (Unaudited)
Liabilities
Borrowings—Notes E and K	$169,592	$160,980
Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received—Notes C and K	3,015	3,575
Derivative liabilities
Investments—Notes C, F and K	24,401	21,279
Loans—Notes D, F and K	5,996	5,535
Client operations—Notes D, F, I and K	28,350	28,747
Borrowings—Notes E, F and K	76,128	76,140
Others—Notes F and K	614	623

	135,489	132,324

Other liabilities—Notes C, D and I	7,679	7,709

Total liabilities	315,775	304,588

Equity
Capital stock—Note B
Authorized (2,307,600 shares—September 30, 2015, and June 30, 2015)
Subscribed (2,100,276 shares—September 30, 2015, and 2,095,748 shares—June 30, 2015)	253,367	252,821
Less uncalled portion of subscriptions	238,143	237,629

Paid-in capital	15,224	15,192
Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital	(295)	(304)
Receivable amounts to maintain value of currency holdings	(350)	(365)
Deferred amounts to maintain value of currency holdings	(188)	(174)
Retained earnings (see Condensed Statement of Changes in Retained Earnings; Note G)	28,246	27,501
Accumulated other comprehensive loss—Note J	(3,172)	(3,213)

Total equity	39,465	38,637

Total liabilities and equity	$355,240	$343,225

The Notes to the Condensed Quarterly Financial Statements are an integral part of these Statements.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2015 (UNAUDITED) 17

CONDENSED STATEMENT OF INCOME

Expressed in millions of U.S. dollars

	Three Months Ended September 30, (Unaudited)
	2015	2014
Net interest revenue
Interest revenue
Loans, net—Note D	$330	$290
Equity management, net	184	93
Investments-Trading, net	59	51
Other, net	1	1
Interest expenses
Borrowings, net—Note E	(126)	(94)

Net interest revenue, before provision for losses	448	341

Provision for losses on loans and other exposures—Note D	(98)	(40)

Net interest revenue, after provision for losses	350	301

Non-interest revenue
Revenue from externally funded activities—Note I	117	113
Commitment charges—Note D	7	4
Other, net	1	1

Total	125	118

Non-interest expenses
Administrative—Note I	(350)	(344)
Pension—Note H	(55)	(58)
Contributions to special programs	(30)	(33)

Total	(435)	(435)

Unrealized mark-to-market losses on Investments-Trading portfolio, net—Notes F and K	(52)	(29)
Unrealized mark-to-market gains (losses) on non-trading portfolios, net—Notes D, E, F and K	757	(372)

Net income (loss)	$745	$(417)

The Notes to the Condensed Quarterly Financial Statements are an integral part of these Statements.

18 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2015 (UNAUDITED)

CONDENSED STATEMENT OF COMPREHENSIVE INCOME

Expressed in millions of U.S. dollars

	Three Months Ended September 30, (Unaudited)
	2015	2014
Net income (loss)	$745	$(417)
Other comprehensive income—Note J
Reclassification to net income:
Derivatives and hedging transition adjustment	—	1
Amortization of unrecognized net actuarial losses	29	45
Amortization of unrecognized prior service costs	6	6
Currency translation adjustment	6	(438)

Total other comprehensive income (loss)	41	(386)

Comprehensive income (loss)	$786	$(803)

CONDENSED STATEMENT OF CHANGES IN RETAINED EARNINGS

Expressed in millions of U.S. dollars

	Three Months Ended September 30, (Unaudited)
	2015	2014
Retained earnings at beginning of the fiscal year	$27,501	$28,287
Net income (loss) for the period	745	(417)

Retained earnings at end of the period	$28,246	$27,870

The Notes to the Condensed Quarterly Financial Statements are an integral part of these Statements.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2015 (UNAUDITED) 19

CONDENSED STATEMENT OF CASH FLOWS

Expressed in millions of U.S. dollars

	Three Months Ended September 30, (Unaudited)
	2015	2014
Cash flows from investing activities
Loans
Disbursements	$(7,855)	$(5,428)
Principal repayments	2,282	2,107
Loan origination fees received	5	3
Net derivatives-loans	1	(1)
Other investing activities, net	(27)	(33)

Net cash used in investing activities	(5,594)	(3,352)

Cash flows from financing activities
Medium and long-term borrowings
New issues	8,927	14,961
Retirements	(12,228)	(11,209)
Net short-term borrowings	8,032	(2,564)
Net derivatives-borrowings	(275)	(218)
Capital subscriptions	32	209
Other capital transactions, net	19	(3)

Net cash provided by financing activities	4,507	1,176

Cash flows from operating activities
Net income (loss)	745	(417)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Unrealized mark-to-market (gains) losses on non-trading xxportfolios, net	(757)	372
Depreciation and amortization	170	198
Provision for losses on loans and other exposures	98	40
Changes in:
Investments-Trading, net	1,541	1,447
Other assets and liabilities	(186)	571

Net cash provided by operating activities	1,611	2,211

Effect of exchange rate changes on unrestricted cash	(2)	(95)

Net increase (decrease) in unrestricted cash	522	(60)
Unrestricted cash at beginning of the fiscal year	311	3,606

Unrestricted cash at end of the period	$833	$3,546

Supplemental disclosure
Increase (decrease) in ending balances resulting from exchange rate fluctuations
Loans outstanding	$(257)	$(2,842)
Investment portfolio	8	(236)
Borrowing portfolio	65	(2,212)
Capitalized loan origination fees included in total loans	13	11
Interest paid on borrowings	39	8

The Notes to the Condensed Quarterly Financial Statements are an integral part of these Statements.

20 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2015 (UNAUDITED)

NOTES TO CONDENSED QUARTERLY FINANCIAL STATEMENTS

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

Basis of Preparation

These unaudited condensed quarterly financial statements should be read in conjunction with the June 30, 2015, audited financial statements and notes included therein. The condensed comparative information that has been derived from the June 30, 2015, audited financial statements has not been audited. In the opinion of management, the condensed quarterly financial statements reflect all adjustments necessary for a fair presentation of IBRD’s financial position and results of operations in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed quarterly financial statements and the reported amounts of income and expenses during the reporting periods. Due to the inherent uncertainty involved in making those estimates, actual results could differ from those estimates. Areas in which significant estimates have been made include, but are not limited to, the provision for losses on loans and other exposures, valuation of certain instruments carried at fair value, and valuation of pension and other postretirement plan-related liabilities. The results of operations for the first three months of the current fiscal year are not necessarily indicative of results that may be expected for the full year.

Certain reclassifications of the prior year’s information have been made to conform with the current year’s presentation. In particular, the presentation for realized mark-to-market gains and losses on the Statement of Income and the Statement of Cash Flows for the prior period was changed to better reflect the manner in which these derivatives are economically hedging the related portfolios. For the Statement of Income, these amounts were previously presented on a gross basis as part of Interest, net, for the Equity management and Borrowing portfolios, with a corresponding offset in the related Unrealized mark-to-market gains and losses for the respective portfolios. For the Statement of Cash flows, within the Cash flows from operating activities category, consistent with the gross basis presentation on the Statement of Income, realized mark-to-market gains and losses, were previously shown as part of Other assets and liabilities, with a corresponding offset in the Unrealized mark-to-market gains and losses on non-trading portfolios, net. Under the new presentation, realized mark-to-market gains and losses are no longer presented on a gross basis. As a result:

•	On the Statement of Income, for the three months ended September 30, 2014, interest revenue on Equity management, net, decreased by $581 million, while the related unrealized mark-to-market losses decreased by $581 million. Interest expenses on Borrowings, net, increased by $6 million while the related unrealized market-to-market losses, net decreased by $6 million. Similarly, interest revenue on Investments-Trading, net increased by $29 million while the related unrealized mark-to-market losses increased by $29 million. There was no net effect on net income (loss) due to this reclassification.

•	For the Statement of Cash Flows, for the three months ended September 30, 2014, Unrealized mark-to-market losses (gains) on non-trading portfolios, net decreased by $587 million, with a corresponding change in miscellaneous assets. There was no net effect on the Cash flows from operating activities in the Statement of Cash Flows.

Accounting and Reporting Developments

In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the Act) became law. The Act seeks to reform the U.S. financial regulatory system by introducing new regulators and extending regulation over new markets, entities, and activities. The implementation of the Act is dependent on the development of various rules to clarify and interpret its requirements. As the rules are being developed, IBRD continues to assess the impact on its business. As of September 30, 2015, IBRD believes that the Act has not had any significant effect on its business.

In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date. The ASU defers for one year the effective date of ASU 2014-09 Revenue from Contracts with Customers. As a result, for IBRD, ASU 2014-09 will be effective beginning from the quarter ending September 30, 2018, with earlier application permitted as of the quarter ending September 30, 2017.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2015 (UNAUDITED) 21

NOTE B—CAPITAL STOCK

The following table provides a summary of changes in IBRD’s authorized and subscribed shares during the three months ended September 30, 2015 and the fiscal year ended June 30, 2015:

	Authorized shares	Subscribed shares
As of June 30, 2014	2,307,600	1,929,711
General and Selective Capital Increase (GCI/SCI)	—	166,037

As of June 30, 2015	2,307,600	2,095,748
GCI/SCI	—	4,528

As of September 30, 2015	2,307,600	2,100,276

The following table provides a summary of the changes in subscribed capital, uncalled portion of subscriptions and paid-in capital during the three months ended September 30, 2015 and the fiscal year ended June 30, 2015:

In millions of U.S. dollars
	Subscribed capital	Uncalled portion of subscriptions	Paid-in capital
As of June 30, 2014	$232,791	$(218,786)	$14,005
GCI/SCI	20,030	(18,843)	1,187

As of June 30, 2015	252,821	(237,629)	15,192
GCI/SCI	546	(514)	32

As of September 30, 2015	$253,367	$(238,143)	$15,224

The uncalled portion of subscriptions is subject to call only when required to meet the obligations incurred by IBRD as a result of borrowings, or guaranteeing loans.

NOTE C—INVESTMENTS

As of September 30, 2015, IBRD’s investments include the liquid asset portfolio and, holdings relating to the Advance Market Commitment for Pneumococcal Vaccines Initiative (AMC), Post Employment Benefit Plan (PEBP), and the Post Retirement Contribution Reserve Fund (PCRF) which is used to stabilize IBRD’s contributions to the pension plan.

The composition of IBRD’s net investment portfolio as of September 30, 2015 and June 30, 2015 was as follows:

In millions of U.S. dollars
	September 30, 2015	June 30, 2015
Net investment portfolio
Liquid asset portfolio	$42,982	$43,983
PCRF holdings	74	60
AMC holdings	142	156
PEBP holdings	869	906

Total	$44,067	$45,105

Investments held by IBRD are designated as trading and are carried and reported at fair value, or at face value which approximates fair value. As of September 30, 2015, the majority of Investments is composed of government and agency obligations, and time deposits (60% and 26%, respectively), with all the instruments classified as Level 1 or Level 2 within the fair value hierarchy. As of September 30, 2015, U.S. Treasuries represented the largest holding of a single counterparty, and amounted to 13.8% of the Investments–Trading portfolio. Over 99% of IBRD’s investments were rated A and above, as of September 30, 2015.

22 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2015 (UNAUDITED)

A summary of IBRD’s Investments-Trading at September 30, 2015 and June 30, 2015, is as follows:

In millions of U.S. dollars
	September 30, 2015	June 30, 2015
Equity securities[a]	$495	$504
Government and agency obligations	27,709	24,665
Time deposits	11,844	16,898
Asset-backed securities (ABS)	5,633	5,653
Alternative Investments[b]	123	103

Total	$45,804	$47,823

a.	Includes $152 million of investments in commingled funds, related to PEBP holdings ($197 million—June 30, 2015).
b.	Includes investments in hedge funds, private equity funds and real estate funds, related to PEBP holdings, at net asset value per share (NAV).

IBRD manages its investments on a net portfolio basis. The following table summarizes IBRD’s net portfolio position as of September 30, 2015 and June 30, 2015:

In millions of U.S. dollars
	September 30, 2015	June 30, 2015
Investments - Trading	$45,804	$47,823
Securities purchased under resale agreements	2,493	2,128
Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received	(3,015)	(3,575)
Derivative assets
Currency forward contracts	7,001	4,388
Currency swaps	17,756	17,706
Interest rate swaps	119	91
Swaptions, exchange traded options and futures contracts	18	11
Other[a]	*	—

Total	24,894	22,196

Derivative liabilities
Currency forward contracts	(7,042)	(4,366)
Currency swaps	(17,211)	(16,787)
Interest rate swaps	(117)	(107)
Swaptions, exchange traded options and futures contracts	(31)	(19)
Other[a]	—	( *)

Total	(24,401)	(21,279)

Cash held in investment portfolio[b]	704	201
Receivable from investment securities traded[c]	38	69
Payable for investment securities purchased[d]	(2,450)	(2,458)

Net Investment Portfolio	$44,067	$45,105

a.	These relate to Mortgage-backed Securities To-Be-Announced (TBA securities).
b.	These amounts are included in Unrestricted cash under Due from banks on the Condensed Balance Sheet.
c.	This amount is included in Other assets on the Condensed Balance Sheet.
d.	This amount is included in Other liabilities on the Condensed Balance Sheet.
*	Indicates amount less than $0.5 million.

IBRD uses derivative instruments to manage currency and interest rate risks in the investment portfolio. For details regarding these instruments, see Note F—Derivative Instruments.

As of September 30, 2015, there were $1,519 million of short sales included in Other liabilities on the Condensed Balance Sheet ($1,635 million—June 30, 2015).

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2015 (UNAUDITED) 23

Fair Value Disclosures

The following tables present IBRD’s fair value hierarchy for investment assets and liabilities measured at fair value on a recurring basis as of September 30, 2015 and June 30, 2015:

In millions of U.S. dollars
	Fair Value Measurements on a Recurring Basis As of September 30, 2015
	Level 1	Level 2	Level 3	Total
Assets:
Investments – Trading
Equity securities	$343	$—	$—	$495	[a]
Government and agency obligations	18,851	8,858	—	27,709
Time deposits	3,196	8,648	—	11,844
ABS	—	5,633	—	5,633
Alternative investments[b]	—	—	—	123

Total Investments – Trading	22,390	23,139	—	45,804

Securities purchased under resale agreements	464	2,029	—	2,493
Derivative assets-Investments
Currency forward contracts	—	7,001	—	7,001
Currency swaps	—	17,756	—	17,756
Interest rate swaps	—	119	—	119
Swaptions, exchange traded options and futures contracts	—	18	—	18
Other[c]	—	*	—	*

Total Derivative assets-Investments	—	24,894	—	24,894

Total	$22,854	$50,062	$—	$73,191

Liabilities:
Securities sold under repurchase agreements and securities lent under securities lending agreements[d]	$296	$94	$—	$390
Derivative liabilities-Investments
Currency forward contracts	—	7,042	—	7,042
Currency swaps	—	17,211	—	17,211
Interest rate swaps	—	117	—	117
Swaptions, exchange traded options and futures contracts	14	17	—	31
Other[c]	—	—	—	—

Total Derivative liabilities-Investments	14	24,387	—	24,401

Payable for investments securities purchased[e]	1,519	—	—	1,519

Total	$1,829	$24,481	$—	$26,310

a.	Includes $152 million of commingled funds at NAV, related to PEBP holdings and not included in the fair value hierarchy.
b.	Investments at NAV related to PEBP holdings, not included in the fair value hierarchy.
c.	These relate to TBA securities.
d.	Excludes $2,625 million relating to payable for cash collateral received.
e.	These relate to short sales of investments securities.
*	Indicates amount less than $0.5 million.

24 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2015 (UNAUDITED)

In millions of U.S. dollars
	Fair Value Measurements on a Recurring Basis As of June 30, 2015
	Level 1	Level 2	Level 3	Total
Assets:
Investments – Trading
Equity securities	$307	$—	$—	$504	[a]
Government and agency obligations	15,442	9,223	—	24,665
Time deposits	2,811	14,087	—	16,898
ABS	—	5,653	—	5,653
Alternative investments[b]	—	—	—	103

Total Investments – Trading	$18,560	$28,963	$—	$47,823

Securities purchased under resale agreements	541	1,587	—	2,128
Derivative assets-Investments
Currency forward contracts	—	4,388	—	4,388
Currency swaps	—	17,706	—	17,706
Interest rate swaps	—	91	—	91
Swaptions, exchange traded options and futures contracts	*	11	—	11
Other[c]	—	—	—	—

Total Derivative assets-Investments	*	22,196	—	22,196

Total	$19,101	$52,746	$—	$72,147

Liabilities:
Securities sold under repurchase agreements and securities lent under securities lending agreements[d]	$309	$537	$—	$846
Derivative liabilities-Investments
Currency forward contracts	—	4,366	—	4,366
Currency swaps	—	16,787	—	16,787
Interest rate swaps	—	107	—	107
Swaptions, exchange traded options and futures contracts	8	11	—	19
Other[c]	—	*	—	*

Total Derivative liabilities-Investments	8	21,271	—	21,279

Payable for investments securities purchased[e]	1,635	—	—	1,635

Total	$1,952	$21,808	$—	$23,760

a.	Includes $197 million of commingled funds at NAV, related to PEBP holdings and not included in the fair value hierarchy.
b.	Investments at NAV related to PEBP holdings, not included in the fair value hierarchy.
c.	These relate to TBA securities.
d.	Excludes $2,729 million relating to payable for cash collateral received.
e.	These relate to short sales of investments securities.
*	Indicates amount less than $0.5 million.

During the three months ended Septermber 30, 2015, there were no transfers between Level 1 and Level 2. On June 30, 2015, $834 million of investments related to non-U.S. government obligations were transferred from Level 2 to Level 1 within the fair value hierarchy. This transfer was based on the outcome of the annual review of the inputs used to measure fair value.

Valuation Methods and Assumptions

Summarized below are the techniques applied in determining the fair values of investments.

Investment securities

Investment securities are classified based on management’s intention on the date of purchase, their nature, and IBRD’s policies governing the level and use of such investments. These securities are carried and reported at fair value, or at face value or NAV, which approximates fair value. Where available, quoted market prices are used to determine the fair value of trading securities. Examples include most government and agency securities, mutual funds, futures contracts, exchange-traded equity securities and ABS and TBA.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2015 (UNAUDITED) 25

For instruments for which market quotations are not available, fair values are determined using model-based valuation techniques, whether internally-generated or vendor-supplied, that include the standard discounted cash flow method using market observable inputs such as yield curves, credit spreads, and constant prepayment rates. Where applicable, unobservable inputs such as constant prepayment rates, probability of default and loss severity are used. Unless quoted prices are available, time deposits are reported at face value which approximates fair value, as they are short term in nature.

Securities purchased under resale agreements, Securities sold under repurchase agreements, and Securities lent under securities lending agreements

These securities are of a short term nature and reported at face value which approximates fair value.

Commercial Credit Risk

For the purpose of risk management, IBRD is party to a variety of financial transactions, certain of which involve elements of credit risk. Credit risk exposure represents the maximum potential loss due to possible nonperformance by obligors and counterparties under the terms of the contracts. For all securities, IBRD limits trading to a list of authorized dealers and counterparties. In addition, IBRD receives collateral in connection with resale agreements as well as swap agreements. This collateral serves to mitigate IBRD’s exposure to credit risk.

Swap Agreements: Credit risk is mitigated through the application of eligibility criteria and volume limits for transactions with individual counterparties and through the use of mark-to-market collateral arrangements for swap transactions. IBRD may require collateral in the form of cash or other approved liquid securities from individual counterparties in order to mitigate its credit exposure.

IBRD has entered into master derivatives agreements which contain legally enforceable close-out netting provisions. These agreements may further reduce the gross credit risk exposure related to the swaps. Credit risk with financial assets subject to a master derivatives arrangement is further reduced under these agreements to the extent that payments and receipts with the counterparty are netted at settlement. The reduction in exposure as a result of these netting provisions can vary due to the impact of changes in market conditions on existing and new transactions. The extent of the reduction in exposure may therefore change substantially within a short period of time following the balance sheet date. For more information on netting and offsetting provisions see Note F-Derivative Instruments.

The following is a summary of the collateral received by IBRD in relation to swap transactions as of September 30, 2015 and June 30, 2015.

In millions of U.S. dollars
	September 30, 2015	June 30, 2015
Collateral received
Cash	$2,625	$2,729
Securities	1,583	2,229

Total collateral received	$4,208	$4,958

Collateral permitted to be repledged	$4,208	$4,958
Amount of collateral repledged	—	—

As of September 30, 2015, IBRD had received total cash collateral of $2,625 million ($2,729 million—June 30, 2015), of which $2,605 million was invested in highly liquid instruments ($2,714 million—June 30, 2015).

Securities Lending: IBRD may engage in securities lending and repurchases, against adequate collateral, as well as securities borrowing and reverse repurchases (resales) of government and agency obligations, and corporate and ABS. These transactions have been conducted under legally enforceable master netting arrangements, which allow IBRD to reduce its gross credit exposure related to these transactions. For balance sheet presentation purposes, IBRD presents its securities lending and repurchases, as well as resales, on a gross basis. As of September 30, 2015, amounts which could potentially be offset as a result of legally enforceable master netting arrangements were $374 million ($822 million—June 30, 2015).

Securities lending and repurchase agreements expose IBRD to several risks, including counterparty risk, reinvestment risk, and risk of a collateral gap (increase or decrease in the fair value of collateral pledged). IBRD has procedures in place to ensure that trading activity and balances under these agreements are below predefined counterparty and maturity limits, and to actively manage net counterparty exposure, after collateral, through daily mark-to-market. Whenever the collateral pledged by IBRD related to its borrowings under repurchase agreements and securities lending agreements declines in value, the transaction is re-priced as appropriate by returning cash or pledging additional collateral.

26 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2015 (UNAUDITED)

The following is a summary of the carrying amount of the securities transferred under repurchase or securities lending agreements, and the related liabilities:

In millions of U.S. dollars
	September 30, 2015	June 30, 2015	Financial Statement Presentation

Securities transferred under repurchase or securities lending agreements	$390	$844	Included under Investments-Trading on the Condensed Balance Sheet.

Liabilities relating to securities transferred under repurchase or securities lending agreements	$390	$846	Included under Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received, on the Condensed Balance Sheet.

Transfers of securities by IBRD to counterparties are not accounted for as sales as IBRD still retails control over these securities and therefore the accounting criteria for the treatment as a sale have not been met. Counterparties are permitted to repledge these securities until the repurchase date.

At September 30, 2015, and June 30, 2015 there were no liabilities relating to securities transferred under repurchase or securities lending agreements that had not settled at that date.

The following tables present the disaggregation of the gross obligation by class of collateral pledged and the remaining contractual maturities for repurchase or securities lending agreements that are accounted for as secured borrowings as of September 30, 2015 and June 30, 2015:

In millions of U.S. dollars
	September 30, 2015
	Remaining contractual maturity of the agreements
	Overnight and continuous	Up to 30 days	Total
Repurchase or securities lending agreements
Government and agency obligations	$296	$78	$374
Equity securities	16	—	16

Total liabilities relating to securities transferred under repurchase or securities lending agreements	$312	$78	$390

In millions of U.S. dollars
	June 30, 2015
	Remaining contractual maturity of the agreements
	Overnight and continuous	Up to 30 days	Total
Repurchase or securities lending agreements
Government and agency obligations	$557	$277	$834
Equity securities	12	—	12

Total liabilities relating to securities transferred under repurchase or securities lending agreements	$569	$277	$846

In the case of resale agreements, IBRD receives collateral in the form of liquid securities and is permitted to repledge these securities. While these transactions are legally considered to be true purchases and sales, the securities received are not recorded on IBRD’s Balance Sheet as IBRD has not obtained control over these securities and therefore the accounting criteria for treatment as a sale have not been met. As of September 30, 2015, securities purchased under resale agreements included $437 million of securities which had not settled at that date ($252 million—June 30, 2015). For the remaining purchases, IBRD received securities with a fair value of $2,048 million ($1,875 million—June 30, 2015). None of these securities had been transferred under repurchase or security lending agreements as of that date (Nil—June 30, 2015).

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2015 (UNAUDITED) 27

NOTE D—LOANS AND OTHER EXPOSURES

IBRD’s loans and other exposures (exposures) are generally made to, or guaranteed by, member countries of IBRD. In addition, IBRD may also make loans to the International Finance Corporation (IFC), an affiliated organization, without any guarantee. Other exposures include: Deferred Drawdown Options (DDOs), Irrevocable Commitments, Exposures to member Countries’ Derivatives, and Guarantees. IBRD’s loans are reported at amortized cost, with the exception of one loan which is carried and reported at fair value, because it contains an embedded derivative.

IBRD uses derivative contracts to manage the currency risk as well as the repricing risk between its loans and borrowings. For details regarding derivatives used in the loan portfolio, see Note F—Derivative Instruments.

Of the total loans outstanding as of September 30, 2015, 82% were to the Latin America and the Caribbean, Europe and Central Asia, and East Asia and Pacific regions, combined.

As of September 30, 2015, only 0.3% of IBRD’s loans were in nonaccrual status and were all related to one borrower. The total provision for losses on accrual and nonaccrual loans accounted for 1.0% of the total loan portfolio. Based on IBRD’s internal credit quality indicators, the majority of loans outstanding are in the medium risk and high risk classes.

Credit Quality of Sovereign Exposures

Based on an evaluation of IBRD’s exposures, management has determined that IBRD has one portfolio segment – Sovereign Exposures. IBRD’s loans constitute the majority of the Sovereign Exposures portfolio segment.

IBRD’s country risk ratings are an assessment of its borrowers’ ability and willingness to repay IBRD on time and in full. These ratings are internal credit quality indicators. Individual country risk ratings are derived on the basis of both quantitative and qualitative analyses. The components considered in the analysis can be grouped broadly into eight categories: political risk, external debt and liquidity, fiscal policy and public debt burden, balance of payments risks, economic structure and growth prospects, monetary and exchange rate policy, financial sector risks, and corporate sector debt and vulnerabilities. For the purpose of analyzing the risk characteristics of IBRD’s exposures, these exposures are grouped into three classes in accordance with assigned borrower risk ratings which relate to the likelihood of loss: Low, Medium and High risk classes, as well as exposures in nonaccrual status. IBRD considers all exposures in nonaccrual status to be impaired.

IBRD’s borrowers’ country risk ratings are key determinants in the provision for losses. Country risk ratings are determined in review meetings that take place several times a year. All countries are reviewed at least once a year, or more frequently, if circumstances warrant, to determine the appropriate ratings.

IBRD considers loans to be past due when a borrower fails to make payment on any principal, interest or other charges due to IBRD on the dates provided in the contractual loan agreement.

28 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2015 (UNAUDITED)

The following tables provide an aging analysis of the loans outstanding as of September 30, 2015 and June 30, 2015:

In millions of U.S. dollars
	September 30, 2015
Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total Past Due	Current	Total
Risk Class
Low	$—	$—	$—	$—	$—	$—	$21,495	$21,495
Medium	*	—	—	—	—	*	83,868	83,868
High	1	—	—	—	—	1	56,409	56,410

Loans in accrual status[a]	1	—	—	—	—	1	161,772	161,773
Loans in nonaccrual status[a]	—	—	—	—	451	451	—	451
Loan at fair value[b]	—	—	—	—	—	—	117	117

Total	$1	$—	$—	$—	$451	$452	$161,889	$162,341

In millions of U.S. dollars
	June 30, 2015
Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total Past Due	Current	Total
Risk Class
Low	$—	$—	$—	$—	$—	$—	$20,574	$20,574
Medium	—	—	—	—	—	—	81,233	81,233
High	—	—	—	—	—	—	54,628	54,628

Loans in accrual status[a]	—	—	—	—	—	—	156,435	156,435
Loans in nonaccrual status[a]	—	—	—	—	452	452	—	452
Loan at fair value[b]	—	—	—	—	—	—	125	125

Total	$—	$—	$—	$—	$452	$452	$156,560	$157,012

a.	At amortized cost.
b.	For the loan that is reported at fair value, and which is in accrual status, the credit risk assessment is incorporated in the determination of the fair value.

Accumulated Provision for Losses on Loans and Other Exposures

Management determines the appropriate level of accumulated provisions for losses, which reflects the probable losses inherent in IBRD’s exposures. Probable losses comprise estimates of potential losses arising from default and nonpayment of principal amounts due, as well as present value losses. Delays in receiving loan payments result in present value losses to IBRD since it does not charge fees or additional interest on any overdue interest or charges. These present value losses are equal to the difference between the present value of payments of interest and charges, made according to the related instrument’s contractual terms and the present value of its expected future cash flows. It is IBRD’s practice not to write off its loans. All contractual obligations associated with exposures in nonaccrual status have eventually been cleared, thereby allowing borrowers to eventually emerge from nonaccrual status. To date, no loans have been written off.

Notwithstanding IBRD’s historical experience, the risk of losses associated with nonpayment of principal amounts due is included in the accumulated provision for losses on loans and other exposures.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2015 (UNAUDITED) 29

Changes to the Accumulated provision for losses on loans and other exposures for the three months ended September 30, 2015, and for the fiscal year ended June 30, 2015 are summarized below:

In millions of U.S. dollars
	September 30, 2015			June 30, 2015
	Loans	Other	Total	Loans	Other	Total
Accumulated provision, beginning of the fiscal year	$1,554	$39	$1,593	$1,626	$41	$1,667
Provision—charge (release)	102	(4)	98	(11)	1	(10)
Translation adjustment	1	—	1	(61)	(3)	(64)

Accumulated provision, end of the period/fiscal year	$1,657	$35	$1,692	$1,554	$39	$1,593

Composed of accumulated provision for losses on:
Loans in accrual status	$1,432			$1,328
Loans in nonaccrual status	225			226

Total	$1,657			$1,554

Loans, end of the period/fiscal year:
Loans at amortized cost in accrual status	$161,773			$156,435
Loans at amortized cost in nonaccrual status	451			452
Loan at fair value in accrual status	117			125

Total	$162,341			$157,012

Reported as Follows
	Condensed Balance Sheet	Condensed Statement of Income
Accumulated Provision for Losses on:
Loans	Accumulated provision for loan losses	Provision for losses on loans and other exposures
Other exposures (excluding exposures to x member countries’ derivatives)	Other liabilities	Provision for losses on loans and other exposures
Exposures to member countries’ Derivatives	Derivative liabilities–Client operations	Unrealized mark-to-market gains/losses on non-trading portfolios

Overdue Amounts

At September 30, 2015, there were no principal or interest amounts on loans in accrual status, which were overdue by more than three months. The following tables provide a summary of selected financial information related to loans in nonaccrual status as of September 30, 2015 and June 30, 2015, and for the three months ended September 30, 2015 and September 30, 2014:

In millions of U.S. dollars
	September 30, 2015	June 30, 2015
Recorded investment in nonaccrual loans[a]	$451	$452
Accumulated provision for loan losses on nonaccrual loans	225	226
Average recorded investment in nonaccrual loans for the period/fiscal year	452	457
Overdue amounts of nonaccrual loans:	882	873

Principal	451	452
Interest and charges	431	421

a.	A loan loss provision has been recorded against each of the loans in nonaccrual status.

In millions of U.S. dollars
	Three Months Ended September 30,
	2015	2014
Interest revenue not recognized as a result of loans being in nonaccrual status	$7	$9

During the three months ended September 30, 2015 and September 30, 2014, no loans were placed in nonaccrual status or restored to accrual status.

In addition, during the three months ended September 30, 2015, interest income of $2 million was recognized on loans in nonaccrual status (Nil—three months ended September 30, 2014).

30 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2015 (UNAUDITED)

Information relating to the sole borrowing member with loans or guarantees in nonaccrual status at September 30, 2015, is as follows:

In millions of U.S. dollars
Borrower	Principal Outstanding	Principal, Interest and Charges overdue	Nonaccrual Since
Zimbabwe	$451	$882	October 2000

Guarantees

Guarantees of $1,670 million were outstanding at September 30, 2015 ($1,432 million—June 30, 2015). This amount represents the maximum potential amount of undiscounted future payments that IBRD could be required to make under these guarantees, and is not included in the Condensed Balance Sheet. These guarantees have original maturities ranging between 5 and 20 years, and expire in decreasing amounts through 2029.

At September 30, 2015, liabilities related to IBRD’s obligations under guarantees of $60 million ($42 million—June 30, 2015), have been included in Other liabilities on the Condensed Balance Sheet. These include the accumulated provision for guarantee losses of $23 million ($17 million—June 30, 2015).

During the three months ended September 30, 2015 and September 30, 2014, no guarantees provided by IBRD were called.

Waivers of Loan Charges

IBRD provides waivers on eligible loans, which include a portion of interest on loans, a portion of the commitment charge on undisbursed balances and a portion of the front-end fee charged on all eligible loans. Waivers are approved annually by the Executive Directors of IBRD.

The reduction in net income for the three months ended September 30, 2015 and September 30, 2014, resulting from waivers of loan charges is summarized below:

In millions of U.S. dollars
	Three Months Ended September 30,
	2015	2014
Interest waivers	$22	$27
Commitment charge waivers	1	1
Front-end fee waivers	4	5

Total	$27	$33

Segment Reporting

Based on an evaluation of IBRD’s operations, management has determined that IBRD has only one reportable segment since financial results are reviewed, and resource allocation decisions are made, at the entity level.

Loan income comprises interest, commitment fees, loan origination fees and prepayment premia, net of waivers. For the three months ended September 30, 2015, one country contributed in excess of 10 percent of total loan revenue; this amounted to $63 million.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2015 (UNAUDITED) 31

Information about IBRD’s loans outstanding and associated loan revenue by geographic region, as of, and for the three months ended September 30, 2015 and September 30, 2014, is presented in the following table:

In millions of U.S. dollars
	September 30, 2015			September 30, 2014
Region	Loans Outstanding	Loan Revenue[b]		Loans Outstanding	Loan Revenue[b]
Africa	$3,344	$45		$2,523	$23
East Asia and Pacific	34,277	112		30,526	100
Europe and Central Asia	43,877	102		43,648	113
Latin America and the Caribbean	54,650	250		52,059	240
Middle East and North Africa	12,379	35		12,341	38
South Asia	13,601	27		13,196	21
Other[a]	213		*	221		*

Total	$162,341	$571		$154,514	$535

a.	Represents loans to IFC, an affiliated organization.
b.	Does not include interest expenses, net from loan related derivatives of $234 million ($241 million—September 30, 2014). Includes commitment charges of $7 million ($4 million—September 30, 2014).
*	Indicates amount less than $0.5 million.

Fair Value Disclosures

The only loan carried at fair value is classified as Level 3. This loan has an embedded derivative and its fair value is estimated on a matrix basis against the related bond. As IBRD’s loans are not traded, the yield which is used as a key input to determining the fair value of this loan is not observable. The yield applied in determining the fair value of the loan at September 30, 2015 was 6.2%. An increase (decrease) in the yield would result in a decrease (increase) in the fair value of the loan.

The following table provides a summary of changes in the fair value of IBRD’s Level 3 loan during the three months ended September 30, 2015 and September 30, 2014:

In millions of U.S. dollars
	Three Months Ended September 30,
	2015	2014
Beginning of the fiscal year	$125	$141
Total realized/unrealized gains (losses) in:
Net income	1	2
Other comprehensive loss	(9)	(11)

End of the period	$117	$132

Information on unrealized mark-to-market gains or losses, relating to IBRD’s Level 3 loan, included in revenue, for the three months ended September 30, 2015 and September 30, 2014 as well as where those amounts are included in the Condensed Statement of Income, is presented in the following table:

In millions of U.S. dollars
	Three Months Ended September 30,
Unrealized Gains (Losses)	2015	2014
Condensed Statement of Income location Unrealized mark-to-market losses on non-trading portfolios, net	$(3)	$(	*)

*	Indicates amount less than $0.5 million.

The table below presents the fair value of all IBRD’s loans for disclosure purposes, along with their carrying values as of September 30, 2015 and June 30, 2015:

In millions of U.S. dollars
	September 30, 2015		June 30, 2015
	Carrying Value	Fair Value	Carrying Value	Fair Value
Net Loans Outstanding	$160,258	$160,090	$155,040	$155,910

32 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2015 (UNAUDITED)

Valuation Methods and Assumptions

All IBRD’s loans are made to, or guaranteed by, countries that are members of IBRD, except for those loans made to IFC. IBRD does not currently sell its loans.

As of September 30, 2015 and June 30, 2015, except for one loan which is reported at fair value, all other loans are carried at amortized cost. The fair value of these loans is calculated using a discounted cash flow method. This method incorporates Credit Default Swap spreads for each borrower. Basis adjustments are applied to market recovery levels to reflect IBRD’s recovery experience. IBRD’s loans, including the one reported at fair value on a recurring basis, are classified as Level 3, within the fair value hierarchy.

NOTE E—BORROWINGS

IBRD issues unsubordinated and unsecured fixed and variable rate debt in a variety of currencies. Some of these debt instruments are callable. Variable rates may be based on, for example, exchange rates, interest rates or equity indices.

Borrowings issued by IBRD are carried and reported at fair value. As of September 30, 2015, 99% of the instruments in the portfolio were classified as Level 2, within the fair value hierarchy.

IBRD uses derivative contracts to manage the currency risk as well as the repricing risk between its loans and borrowings. For details regarding the derivatives used in the borrowing portfolio, see Note F—Derivative Instruments.

The following table summarizes IBRD’s borrowing portfolio after derivatives at September 30, 2015 and June 30, 2015:

In millions of U.S. dollars
	September 30, 2015	June 30, 2015
Borrowings[a]	$169,592	$160,980
Currency swaps, net	3,402	1,433
Interest rate swaps, net	(4,286)	(3,560)

	$168,708	$158,853

a.	Includes $5,872 million of unsettled borrowings, representing a non-cash financing activity, for which there is a related xxreceivable included in Other assets on the Condensed Balance Sheet ($225 million—June 30, 2015).

Interest, net for Borrowings on the Condensed Statement of Income includes $767 million of interest revenue, net related to derivatives associated with the Borrowing portfolio ($901 million—three months ended September 30, 2014).

Fair Value Disclosures

IBRD’s fair value hierarchy for borrowings measured at fair value on a recurring basis as of September 30, 2015 and June 30, 2015 is as follows:

In millions of U.S. dollars
	September 30, 2015	June 30, 2015
Level 1	$—	$—
Level 2	167,550	158,574
Level 3	2,042	2,406

	$169,592	$160,980

The following table provides a summary of changes in the fair value of IBRD’s Level 3 borrowings during the three months ended September 30, 2015 and September 30, 2014:

In millions of U.S. dollars
	Three Months Ended September 30,
	2015	2014
Beginning of the fiscal year	$2,406	$3,883
Total realized/unrealized mark-to-market (gains) losses in:
Net income	(105)	220
Other comprehensive income	(6)	(256)
Issuances	7	286
Settlements	(272)	(500)
Transfers into (out of), net	12	(150)

End of the period	$2,042	$3,483

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2015 (UNAUDITED) 33

Information on the unrealized mark-to-market gains or losses included in the condensed Statement of Income for the three months ended September 30, 2015 and September 30, 2014, relating to IBRD’s Level 3 borrowings still held at the reporting dates, as well as where those amounts are included in the Condensed Statement of Income, is presented in the following table:

In millions of U.S. dollars
	Three Months Ended September 30,
Unrealized Gains (Losses)	2015	2014
Condensed Statement of Income location
Unrealized mark-to-market gains (losses) on non-trading portfolios, net	$75	$(151)

The following table provides information on the unrealized mark-to-market gains or losses included in the condensed Statement of Income for the three months ended September 30, 2015 and September 30, 2014, relating to IBRD’s total borrowings held at the reporting dates, as well as where those amounts are included in the Condensed Statement of Income:

In millions of U.S. dollars
	Three Months Ended September 30,
Unrealized Gains (Losses)	2015	2014
Condensed Statement of Income location
Unrealized mark-to-market (losses) gains on non-trading portfolios , net	$(477)	$21

During the three months ended September 30, 2015, IBRD credit spreads widened. The estimated financial effects on the fair value of the debt issued and outstanding as of September 30, 2015, were unrealized mark-to-market gains of $665 million. During the three months ended September 30, 2014, IBRD’s credit spreads tightened. The estimated financial effects on the fair value of the debt issued and outstanding as of September 30, 2014, were unrealized mark-to-market losses of $153 million.

IBRD’s Level 3 borrowings primarily relate to structured bonds. The fair value of these bonds is estimated using valuation models that incorporate model parameters, observable market inputs, and unobservable inputs. The significant unobservable inputs used in the fair value measurement of structured bonds are correlations and long-dated interest rate volatilities. Generally, the movements in correlations are considered to be independent from the movements in long-dated interest rate volatilities.

Correlation is the statistical measurement of the relationship between two variables. For contracts where the holder benefits from the convergence of the underlying index prices (e.g. interest rates and foreign exchange rates), an increase in correlation generally results in an increase in the fair value of the instrument. The magnitude and direction of the fair value adjustment will depend on whether the holder is short or long the option.

Interest rate volatility is the extent to which the level of interest rates change over time. For purchased options, an increase in volatility will generally result in an increase in the fair value. In general, the volatility used to price the option depends on the maturity of the underlying instrument and the option strike price. For IBRD, interest rate volatilities are considered an unobservable input for maturities greater than ten years for certain currencies.

The following table provides a summary of the valuation technique applied in determining fair values of these Level 3 instruments and quantitative information regarding the significant unobservable inputs used.

In millions of U.S. dollars
Portfolio	Fair Value at September 30, 2015	Fair Value at June 30, 2015	Valuation Technique	Unobservable input	Range (average), September 30, 2015	Range (average), June 30, 2015
Borrowings	$2,042	$2,406	Discounted Cash Flow	Correlations	-52% to 75% (8%)	-50% to 72% (2%)
				Long-dated interest rate volatilities	20% to 53% (37%)	19% to 71% (36%)

34 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2015 (UNAUDITED)

The table below provides the details of all gross inter-level transfers for the three months ended September 30, 2015 and September 30, 2014. Transfers between Level 2 and Level 3 are due to changes in price transparency.

In millions of U.S. dollars
	Three Months Ended September 30, 2015		Three Months Ended September 30, 2014
	Level 2	Level 3	Level 2	Level 3
Borrowings
Transfers into (out of)	$9	$(9)	$152	$(152)
Transfers (out of) into	(21)	21	(2)	2

	$(12)	$12	$150	$(150)

Presented below is the difference between the aggregate fair value and aggregate contractual principal balance of borrowings:

In millions of U.S. dollars
	Fair Value	Principal Amount Due Upon Maturity	Difference
September 30, 2015	$169,592	$168,626	$966
June 30, 2015	$160,980	$160,568	$412

Valuation Methods and Assumptions

Techniques applied in determining the fair values of debt instruments are summarized as follows:

Discount notes and vanilla bonds

Discount notes and vanilla bonds are valued using the standard discounted cash flow method which relies on market observable inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads, where available, quoted marked prices are used to determine the fair value of short-term notes.

Structured bonds

Structured bonds issued by IBRD have coupon or repayment terms linked to the level or the performance of interest rates, foreign exchange rates, equity indices or commodities. The fair value of the structured bonds is derived using the discounted cash flow method based on estimated future pay-offs determined by applicable models and computation of embedded optionality such as caps, floors and calls. A wide range of industry standard models such as one factor Hull-White, LIBOR Market Model and Black-Scholes are used depending on the specific structure. These models incorporate market observable inputs, such as yield curves, foreign exchange rates, basis spreads, funding spreads, interest rates volatilities, equity index volatilities and equity indices. Where applicable, the models also incorporate significant unobservable inputs such as correlations and long-dated interest rate volatilities.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2015 (UNAUDITED) 35

NOTE F—DERIVATIVE INSTRUMENTS

IBRD uses derivative instruments in its investment, loan and borrowing portfolios, and for asset/liability management purposes (including equity management). It also offers derivatives intermediation services to clients and concurrently enters into offsetting transactions with market counterparties.

The following table summarizes IBRD’s use of derivatives in its various financial portfolios:

Portfolio	Derivative instruments used	Purpose / Risk being managed
Risk management purposes:
Investments	Currency swaps, interest rate swaps, currency forward contracts, options, swaptions and futures contracts, TBA securities	Manage currency and interest rate risks in the portfolio
Loans	Currency swaps, and interest rate swaps	Manage currency risk as well as repricing risks between loans and borrowings
Borrowings	Currency swaps, and interest rate swaps	Manage currency risk as well as repricing risks between loans and borrowings
Other assets/liabilities	Currency swaps, and interest rate swaps	Manage currency risk and the duration of IBRD’s equity (equity management)
Other purposes:
Client operations	Currency swaps, and interest rate swaps	Assist clients in managing risks

The following tables provide information on the fair value amounts and the location of the derivative instruments on the Condensed Balance Sheet, as well as notional amounts and credit risk exposures of those derivative instruments as of September 30, 2015 and June 30, 2015:

Fair value of derivative instruments on the Condensed Balance Sheet:

In millions of U.S. dollars
	Balance Sheet Location
	Derivative Assets			Derivative Liabilities
	September 30, 2015		June 30, 2015	September 30, 2015	June 30, 2015
Derivatives not designated as hedging instruments
Swaptions, exchange traded options and futures contracts - Investment-Trading	$18		$11	$31	$19
Interest rate swaps	8,378		6,510	5,244	4,450
Currency swaps[a]	128,093		127,804	130,214	127,855
Other[b]		*	—	—		*

Total Derivatives	$136,489		$134,325	$135,489	$132,324

a.	Includes currency forward contracts and structured swaps.
b.	These relate to TBA securities.
*	Indicates amount less than $0.5 million.

36 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2015 (UNAUDITED)

Notional amounts and credit risk exposure of the derivative instruments:

In millions of U.S. dollars
Type of contract	September 30, 2015		June 30, 2015
Investments - Trading
Interest rate swaps
Notional principal	$9,363		$8,755
Credit exposure	119		91
Currency swaps (including currency forward contracts)
Credit exposure	797		1,136
Swaptions, exchange traded options and futures contracts[a]
Notional long position	1,761		1,313
Notional short position	5,274		7,224
Credit exposure	18		11
Other derivatives[b]
Notional long position	28		28
Notional short position	—		—
Credit exposure		*	—
Loans
Interest rate swaps
Notional principal	27,677		28,118
Credit exposure	71		139
Currency swaps
Credit exposure	821		507
Client operations
Interest rate swaps
Notional principal	22,488		23,024
Credit exposure	1,606		1,221
Currency swaps
Credit exposure	1,783		1,657
Borrowings
Interest rate swaps
Notional principal	188,656		184,491
Credit exposure	4,965		4,325
Currency swaps
Credit exposure	7,777		8,025
Other derivatives
Interest rate swaps
Notional principal	53,929		45,647
Credit exposure	1,617		734
Currency swaps
Credit exposure	—		—

a.	Exchange traded instruments are generally subject to daily margin requirements and are deemed to have no material credit risk. All swaptions, options, and futures contracts are interest rate contracts.
b.	These relate to TBA securities.

IBRD is not required to post collateral under its derivative agreements as long as it maintains a AAA credit rating. The aggregate fair value of all derivative instruments with credit-risk related contingent features that are in a liability position on September 30, 2015 is $5,270 million ($4,230 million—June 30, 2015). IBRD has not posted any collateral with these counterparties due to its AAA credit rating.

If the credit-risk related contingent features underlying these agreements were triggered to the extent that IBRD would be required to post collateral on September 30, 2015, the amount of collateral that would need to be posted would be $2,411 million ($1,709 million—June 30, 2015). Subsequent triggers of contingent features would require posting of additional collateral, up to a maximum of $5,270 million ($4,230 million—June 30, 2015). In contrast, IBRD received collateral totaling $4,208 million as of September 30, 2015 ($4,958 million—June 30, 2015), in relation to swap transactions (see Note C—Investments).

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2015 (UNAUDITED) 37

The following table provides information on the location and amount of unrealized mark-to-market gains and losses on the non-trading derivatives during the three months ended September 30, 2015, and September 30, 2014, and their location on the Condensed Statement of Income:

In millions of U.S. dollars
	Condensed Income Statement location	Unrealized mark-to-market gains (losses)
		Three Months Ended September 30,
		2015	2014
Derivatives not designated as hedging instruments, and not held in a trading portfolio[a]
Interest rate swaps	Unrealized mark-to-market gains (losses) on non-trading portfolios, net	$981	$(532)
Currency swaps (including currency forward contracts and structured swaps)		256	139

Total		$1,237	$(393)

a.	For alternative disclosures about trading derivatives, see the following table.

All of the instruments in IBRD’s investment portfolio are held for trading purposes. Within the investment portfolio, IBRD holds highly rated fixed income instruments, equity securities as well as derivatives.

The following table provides information on the location and amount of gains and losses on the net investment –trading portfolio and their location on the Condensed Statement of Income during the three months ended September 30, 2015 and September 30, 2014:

In millions of U.S. dollars
Condensed Statement of Income Location	Unrealized mark-to-market gains (losses) on Investments-Trading, net[a]
	Three Months Ended September 30,
	2015	2014
Type of instrument
Fixed income (including associated derivatives)	$(31)	$(25)
Equity[b]	(21)	(4)

Total	$(52)	$(29)

a.	Amounts associated with each type of instrument include gains and losses on both derivative instruments and non-derivative instruments.
b.	Includes alternative investments, related to PEBP holdings.

Offsetting assets and liabilities

IBRD enters into International Swaps and Derivatives Association, Inc. (ISDA) master netting agreements with substantially all of its derivative counterparties. These legally enforceable master netting agreements give IBRD the right to liquidate securities held as collateral and to offset receivables and payables with the same counterparty, in the event of default by the counterparty.

The presentation of derivative instruments is consistent with the manner in which these instruments are settled. Interest rate swaps are settled on a net basis, while currency swaps are settled on a gross basis.

38 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2015 (UNAUDITED)

The following table summarizes information on derivative assets and liabilities (before and after netting adjustments) that are reflected on IBRD’s Condensed Balance Sheet as of September 30, 2015 and June 30, 2015. Total derivative assets and liabilities are adjusted on an aggregate basis to take into consideration the effects of legally enforceable master netting agreements. The net derivative asset positions have been further reduced by the cash and securities collateral received.

In millions of U.S. dollars
	September 30, 2015
	Located on the Condensed Balance Sheet
	Derivative Assets			Derivative Liabilities
	Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented	Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented
Interest rate swaps	$24,978	$(16,600)	$8,378	$17,962	$(12,718)	$5,244
Currency swaps[a]	128,093	—	128,093	130,214	—	130,214
Other[b]	18	—	18	31	—	31

Total	$153,089	$(16,600)	$136,489	$148,207	$(12,718)	$135,489

Amounts subject to legally enforcable master netting agreements[c]			(130,128)			(130,128)

Net derivative positions at counterparty level before collateral			6,361			5,361

Less:
Cash collateral received[d]			2,180
Securities collateral received[d]			1,344

Net derivative exposure after collateral			$2,837

a.	Includes currency forward contracts and structured swaps.
b.	These relate to swaptions, exchange traded options, futures contracts and TBA securities.
c.	Not offset on the Condensed Balance Sheet.
d.	Does not include excess collateral received.

In millions of U.S. dollars
	June 30, 2015
	Located on the Condensed Balance Sheet
	Derivative Assets			Derivative Liabilities
	Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented	Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented
Interest rate swaps	$24,968	$(18,458)	$6,510	$16,938	$(12,488)	$4,450
Currency swaps[a]	127,804	—	127,804	127,855	—	127,855
Other[b]	11	—	11	22	(3)	19

Total	$152,783	$(18,458)	$134,325	$144,815	$(12,491)	$132,324

Amounts subject to legally enforcable master netting agreements[c]			(128,010)			(128,010)

Net derivatives positions at counterparty level before collateral			6,315			4,314

Less:
Cash collateral received[d]			2,284
Securities collateral received[d]			1,609

Net derivative exposure after collateral			$2,422

a.	Includes currency forward contracts and structured swaps.
b.	These relate to swaptions, exchange traded options, futures contracts and TBA securities.
c.	Not offset on the Condensed Balance Sheet.
d.	Does not include excess collateral received.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2015 (UNAUDITED) 39

Fair Value Disclosures

IBRD’s fair value hierarchy for derivative assets and liabilities measured at fair value on a recurring basis as of September 30, 2015 and June 30, 2015 is as follows:

In millions of U.S. dollars
	Fair Value Measurements on a Recurring Basis As of September 30, 2015
	Level 1	Level 2		Level 3	Total
Derivative Assets:
Investments
Currency forward contracts	$—	$7,001		$—	$7,001
Currency swaps	—	17,756		—	17,756
Interest rate swaps	—	119		—	119
Swaptions, exchange traded options and futures contracts	—	18		—	18
Other[a]	—		*	—		*

	—	24,894		—	24,894

Loans
Currency swaps	—	3,921		130	4,051
Interest rate swaps	—	71		—	71

	—	3,992		130	4,122

Client operations
Currency swaps	—	26,743		—	26,743
Interest rate swaps	—	1,606		—	1,606

	—	28,349		—	28,349

Borrowings
Currency swaps	—	70,868		1,179	72,047
Interest rate swaps	—	4,952		13	4,965

	—	75,820		1,192	77,012

Other assets/liabilities
Currency swaps	—	495		—	495
Interest rate swaps	—	1,617		—	1,617

	—	2,112		—	2,112

Total derivative assets	$—	$135,167		$1,322	$136,489

Derivative Liabilities:
Investments
Currency forward contracts	$—	$7,042		$—	$7,042
Currency swaps	—	17,211		—	17,211
Interest rate swaps	—	117		—	117
Swaptions, exchange traded options and futures contracts	14	17		—	31
Other[a]	—	—		—	—

	14	24,387		—	24,401

Loans
Currency swaps	—	3,129		101	3,230
Interest rate swaps	—	2,766		—	2,766

	—	5,895		101	5,996

Client operations
Currency swaps	—	26,735		—	26,735
Interest rate swaps	—	1,615		—	1,615

	—	28,350		—	28,350

Borrowings
Currency swaps	—	74,271		1,178	75,449
Interest rate swaps	—	582		97	679

	—	74,853		1,275	76,128

Other assets/liabilities
Currency swaps	—	547		—	547
Interest rate swaps	—	67		—	67

	—	614		—	614

Total derivative liabilities	$14	$134,099		$1,376	$135,489

a.	These relate to TBA securities.
*	Indicates amount less than $0.5 million.

40 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2015 (UNAUDITED)

In millions of U.S. dollars
	Fair Value Measurements on a Recurring Basis As of June 30, 2015
	Level 1	Level 2		Level 3	Total
Derivative Assets:
Investments
Currency forward contracts	$—	$4,388		$—	$4,388
Currency swaps	—	17,706		—	17,706
Interest rate swaps	—	91		—	91
Swaptions, exchange traded options and futures contracts	—	11		—	11
Other[a]	—	—		—	—

	—	22,196		—	22,196

Loans
Currency swaps	—	3,671		92	3,763
Interest rate swaps	—	139		—	139

	—	3,810		92	3,902

Client operations
Currency swaps	—	27,518		—	27,518
Interest rate swaps	—	1,221		—	1,221

	—	28,739		—	28,739

Borrowings
Currency swaps	—	72,555		1,387	73,942
Interest rate swaps	—	4,258		67	4,325

	—	76,813		1,454	78,267

Other assets/liabilities
Currency swaps	—	487		—	487
Interest rate swaps	—	734		—	734

	—	1,221		—	1,221

Total derivative assets	$—	$132,779		$1,546	$134,325

Derivative Liabilities:
Investments
Currency forward contracts	$—	$4,366		$—	$4,366
Currency swaps	—	16,787		—	16,787
Interest rate swaps	—	107		—	107
Swaptions, exchange traded options and futures contracts	8	11		—	19
Other[a]	—		*	—		*

	8	21,271		—	21,279

Loans
Currency swaps	—	3,188		77	3,265
Interest rate swaps	—	2,270		—	2,270

	—	5,458		77	5,535

Client operations
Currency swaps	—	27,515		—	27,515
Interest rate swaps	—	1,224		8	1,232

	—	28,739		8	28,747

Borrowings
Currency swaps	—	74,021		1,354	75,375
Interest rate swaps	—	690		75	765

	—	74,711		1,429	76,140

Other assets/liabilities
Currency swaps	—	547		—	547
Interest rate swaps	—	76		—	76

	—	623		—	623

Total derivative liabilities	$8	$130,802		$1,514	$132,324

a.	These relate to TBA securities.
*	Indicates amount less than $0.5 million.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2015 (UNAUDITED) 41

The following tables provide a summary of changes in the fair value of IBRD’s Level 3 derivatives, net during the three months ended September 30, 2015 and September 30, 2014:

In millions of U.S. dollars
	Three Months Ended September 30, 2015			Three Months Ended September 30, 2014
	Currency Swaps	Interest Rate Swaps	Total	Currency Swaps	Interest Rate Swaps	Total
Beginning of the fiscal year	$48	$(16)	$32	$461	$26	$487
Total realized/unrealized gains (losses) in:
Net income	(8)	(72)	(80)	173	(15)	158
Other comprehensive income	12	—	12	(235)	—	(235)
Issuances	—	—	—	(2)	—	(2)
Settlements	(6)	4	(2)	(85)	—	(85)
Transfers, net	(16)	—	(16)	(14)	(25)	(39)

End of the period	$30	$(84)	$(54)	$298	$(14)	$284

Unrealized mark-to-market gains or losses included in the Condensed Statement of Income for the three months ended September 30, 2015 and September 30, 2014, relating to IBRD’s Level 3 derivatives, net still held at the reporting dates as well as where those amounts are included in the Condensed Statement of Income, are presented in the following table:

In millions of U.S. dollars
	Three Months Ended September 30,
Unrealized Gains (Losses)	2015	2014
Condensed Statement of Income Location
Unrealized mark-to-market (losses) gains on non-trading portfolios, net	$(45)	$108

The following table provides details of all inter-level transfers during the three months ended September 30, 2015 and September 30, 2014:

In millions of U.S. dollars
	Three Months Ended September 30, 2015		Three Months Ended September 30, 2014
	Level 2	Level 3	Level 2	Level 3
Derivatives, net
Transfer into (out of)	$—	$—	$14	$(14)
Transfer out of (into)	16	(16)	25	(25)

	$16	$(16)	$39	$(39)

Transfers between Level 2 and Level 3 are due to changes in price transparency.

The fair value of IBRD’s Level 3 borrowings related derivatives is estimated using valuation models that incorporate model parameters, observable market inputs and unobservable inputs. The significant unobservable inputs used in the fair value measurement of these derivatives are correlations and long dated interest rate volatilities. See Note E—Borrowings for details on these unobservable inputs.

The following table provides a summary of the valuation technique applied in determining fair values of these Level 3 instruments and quantitative information regarding the significant unobservable inputs used.

In millions of U.S. dollars
Portfolio	Fair Value at September 30, 2015	Fair Value at June 30, 2015	Valuation Technique	Unobservable input	Range (average), September 30, 2015	Range (average), June 30, 2015
Currency swaps, Interest rate swaps	$(54)	$32	Discounted Cash Flow	Correlations	-52% to 75% (8%)	-50% to 72% (2%)
				Long-dated interest rate volatilities	20% to 53% (37%)	19% to 71% (36%)

42 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2015 (UNAUDITED)

Valuation Methods and Assumptions

Derivative contracts include currency forward contracts, TBAs, swaptions, exchange traded options and futures contracts currency swaps and interest rate swaps. Currency swaps and interest rate swaps are either plain vanilla or structured. Currency forward contracts and plain vanilla currency and interest rate swaps are valued using the standard discounted cash flow methods using market observable inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads. For structured currency and interest rate swaps, which primarily consist of callable swaps linked to interest rates, foreign exchange rates, and equity indices, valuation models and inputs similar to the ones applicable to structured bonds valuation are used. Where applicable, the models also incorporate significant unobservable inputs such as correlations and long-dated interest rate volatilities.

NOTE G—RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

IBRD makes net income allocation decisions on the basis of reported net income, adjusted to exclude unrealized mark-to-market gains and losses on non-trading portfolios, net, restricted income and Board of Governors-approved transfers, and after considering the allocation to the pension reserve.

On August 6, 2015, IBRD’s Executive Directors approved the following allocations relating to the net income earned in the fiscal year ended June 30, 2015, an increase in General Reserve by $36 million and a decrease in the Pension Reserve by $55 million.

Subsequent event: On October 9, 2015, IBRD’s Board of Governors approved an immediate transfer to IDA of $650 million out of the net income earned in the fiscal year ended June 30, 2015. The transfer to IDA was made on October 15, 2015.

Retained earnings comprise the following components at September 30, 2015 and June 30, 2015:

In millions of U.S. dollars
	September 30, 2015	June 30, 2015
Special Reserve	$293	$293
General Reserve	26,925	26,889
Pension Reserve	962	1,017
Surplus	326	326
Cumulative fair value adjustments[a]	(1,679)	(977)
Unallocated Net Income	1,395	(71)
Restricted Retained Earnings	24	24

Total	$28,246	$27,501

a.	Unrealized mark-to-market gains or losses, net applicable to non-trading portfolios reported at fair value.

NOTE H—PENSION AND OTHER POSTRETIREMENT BENEFITS

IBRD, IFC and the Multilateral Investment Guarantee Agency (MIGA) participate in a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and PEBP that cover substantially all of their staff members.

All costs, assets and liabilities associated with these pension plans are allocated between IBRD, IFC and MIGA based upon their employees’ respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost sharing ratio. The net periodic pension cost for the SRP, RSBP and PEBP is included in Pension expenses, in the Condensed Statement of Income.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2015 (UNAUDITED) 43

The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP for IBRD and IDA for the three months ended September 30, 2015 and September 30, 2014:

In millions of U.S. dollars
	Three Months Ended September 30, 2015				Three Months Ended September 30, 2014

	SRP	RSBP	PEBP	Total	SRP	RSBP	PEBP	Total
Benefit Cost
Service cost	$98	$26	$15	$139	$97	$28	$12	$137
Interest cost	166	28	12	206	161	30	11	202
Expected return on plan assets	(233)	(35)	—	(268)	(231)	(33)	—	(264)
Amortization of unrecognized prior service costs[a]	1	4	1	6	1	4	1	6
Amortization of unrecognized net actuarial losses[a]	19	—	10	29	27	7	11	45

Net periodic pension cost	$51	$23	$38	$112	$55	$36	$35	$126

of which:
IBRD’s share[b]	$25	$11	$19	$55	$25	$17	$16	$58
IDA’s share	$26	$12	$19	$57	$30	$19	$19	$68

a.	Included in Amounts reclassified into net income in Note J—Comprehensive Income.
b.	Included in Pension expenses in the Condensed Statement of Income.

NOTE I—TRANSACTIONS WITH AFFILIATED ORGANIZATIONS

IBRD transacts with affiliated organizations by providing loans, administrative and derivative intermediation services, as well as through its pension and other postretirement benefit plans.

In addition, IBRD provides transfers to IDA out of its net income, upon approval by the Board of Governors (see Note G—Retained earnings, Allocations and Transfers).

At September 30, 2015 and June 30, 2015, IBRD had the following receivables from (payables to) its affiliated organizations:

In millions of U.S. dollars
	September 30, 2015
			Derivative Transactions[a]
	Loans	Administrative Services	Receivable	Payable	Pension and Other Postretirement Benefits	Total
IDA	$—	$291	$8,431	$(8,694)	$(808)	$(780)
IFC	213	54	—	—	(196)	71
MIGA	—	5	—	—	(7)	(2)

	$213	$350	$8,431	$(8,694)	$(1,011)	$(711)

In millions of U.S. dollars
	June 30, 2015
			Derivative Transactions[a]
	Loans	Administrative Services	Receivable	Payable	Pension and Other Postretirement Benefits	Total
IDA	$—	$364	$8,962	$(8,914)	$(831)	$(419)
IFC	213	50	—	—	(210)	53
MIGA	—	4	—	—	(8)	(4)

	$213	$418	$8,962	$(8,914)	$(1,049)	$(370)

a.	For details on derivative transactions relating to swap intermediation services provided by IBRD to IDA see Note F—Derivative Instruments.

44 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2015 (UNAUDITED)

The receivables from (payables to) these affiliated organizations are reported in the Condensed Balance Sheet as follows:

Receivables / Payables related to:	Reported as:
Loans	Loans outstanding
Receivable for administrative services[a]	Other assets
Receivables (payables) for derivative transactions	Derivative assets/liabilities – Client operations
Payable for pension and other postretirement benefits	Other liabilities

a.	Includes amounts payable to IDA for its share of investments associated with PCRF. This payable is included in Other Liabilities on the Condensed Balance Sheet.

Loans

IBRD has a Local Currency Loan Facility Agreement with IFC which is capped at $300 million. At September 30, 2015, the loan balance under this facility amounted to $17 million ($17 million—June 30, 2015) and carried a fixed interest rate of 3.96% and maturity of 1 year. This loan is not eligible for interest waivers.

IBRD has another facility with IFC under which IFC can borrow up to $197 million. This loan is at LIBOR less 25 basis points (0.19% as of September 30, 2015) and is not eligible for interest waivers. At September 30, 2015, the balance of this loan was $196 million ($196 million—June 30, 2015).

During the fiscal year ended June 30, 2015, IBRD entered into an exposure exchange agreement with MIGA under which IBRD and MIGA exchange selected exposures, with each divesting itself of exposure in countries where their lending capacities are limited, in return for exposure in countries where they have excess lending capacity. Under the agreement, IBRD and MIGA have each exchanged $120 million of notional exposure as follows: MIGA assumes IBRD’s loan principal and interest exposure in exchange for IBRD’s assumption of principal and interest exposure of MIGA under its Non-Honoring of Sovereign Financial Obligation agreement. As of September 30, 2015, liabilities related to IBRD’s obligation under this agreement amounted to $3 million ($3 million—June 30, 2015). These include an accumulated provision for guarantee losses of less than $1 million (less than $1 million—June 30, 2015).

Administrative Services

Expenses jointly incurred by IBRD and IDA are allocated based on an agreed cost sharing ratio, and amounts are settled quarterly. For the three months ended September 30, 2015, IBRD’s administrative expenses are net of the share of expenses allocated to IDA of $349 million ($374 million—three months ended September 30, 2014).

Other Revenue

Revenue jointly earned by IBRD and IDA is allocated based on an agreed revenue sharing ratio. Amounts are settled quarterly. For the three months ended September 30, 2015, IBRD’s other revenue is net of revenue allocated to IDA of $40 million ($45 million—three months ended September 30, 2014).

For the three months ended September 30, 2015 and September 30, 2014, the amount of fee revenue associated with services provided to affiliated organizations is included in Revenue from externally funded activities on the Condensed Statement of Income, as follows:

In millions of U.S. dollars
	Three Months Ended September 30,
	2015	2014
Fees charged to IFC	$16	$12
Fees charged to MIGA	1	1

Pension and Other Postretirement Benefits

The payable to IDA represents IDA’s net share of prepaid costs for pension and other postretirement benefit plans and PEBP assets. These will be realized over the life of the plan participants.

The payables to IFC and MIGA represent their respective share of PEBP assets. The PEBP assets are managed by IBRD and are a part of the investment portfolio.

For Pension and Other Post Retirement Benefits related disclosure see Note H—Pension and Other Postretirement Benefits.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2015 (UNAUDITED) 45

Derivative transactions

These relate to currency forward contracts entered into by IDA with IBRD acting as the intermediary with the market.

NOTE J—COMPREHENSIVE INCOME

Comprehensive income consists of net income and other gains and losses affecting equity that, under U.S. GAAP, are excluded from net income. For IBRD, Comprehensive income (loss) comprises currency translation adjustments, the cumulative effects of a change in accounting principle related to the implementation of FASB’s derivatives and hedging guidance, pension-related items, and net income. These items are presented in the Condensed Statement of Comprehensive Income.

The following tables present the changes in Accumulated Other Comprehensive Loss (AOCL) balances for the three months ended September 30, 2015 and September 30, 2014:

In millions of U.S. dollars
	Three Months Ended September 30, 2015
	Balance, beginning of the fiscal year	Changes in fair value in AOCL	Amounts reclassified into net income		Net changes during the period	Balance, end of the period
Cumulative Translation Adjustment	$ *	$6	$—		$6	$6
Cumulative Effect of Change in Accounting Principle[a]	500	—	—		—	500
Reclassification[a]	(509)	—		*[b]	*	(509)
Unrecognized Net Actuarial (Losses) Gains on Benefit Plans	(3,022)	—	29	[c]	29	(2,993)
Unrecognized Prior Service (Costs) Credits on Benefit Plans	(182)	—	6	[c]	6	(176)

Total Accumulated Other Comprehensive Loss	$(3,213)	$6	$35		$41	$(3,172)

In millions of U.S. dollars
	Three Months Ended September 30, 2014
	Balance, beginning of the fiscal year	Changes in fair value in AOCL	Amounts reclassified into net income		Net changes during the period	Balance, end of the period
Cumulative Translation Adjustment	$1,017	$(438)	$—		$(438)	$579
Cumulative Effect of Change in Accounting Principle[a]	500	—	—		—	500
Reclassification[a]	(511)	—	1	[b]	1	(510)
Unrecognized Net Actuarial (Losses) Gains on Benefit Plans	(3,862)	—	45	[c]	45	(3,817)
Unrecognized Prior Service (Costs) Credits on Benefit Plans	(206)	—	6	[c]	6	(200)

Total Accumulated Other Comprehensive Loss	$(3,062)	$(438)	$52		$(386)	$(3,448)

a.	The Cumulative effect of change in accounting principle and subsequent reclassification to net income relates to the adoption of FASB’s guidance on derivatives and hedging on July 1, 2000.
b.	Reclassified into Borrowings, net in the Condensed Statement of Income.
c.	See Note H-Pension and Other Post Retirement Benefits.
*	Indicates amount less than $0.5 million.

46 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2015 (UNAUDITED)

NOTE K—OTHER FAIR VALUE DISCLOSURES

The table below presents IBRD’s estimates of fair value of its financial assets and liabilities along with their respective carrying amounts as of September 30, 2015 and June 30, 2015:

In millions of U.S. dollars
	September 30, 2015			June 30, 2015
	Carrying Value	Fair Value		Carrying Value	Fair Value
Assets
Due from Banks	$887	$887		$388	$388
Investments
Trading (including Securities purchased under resale agreements)	48,297	48,297		49,951	49,951
Net Loans Outstanding	160,258	160,090		155,040	155,910
Derivative Assets

Investments	24,894	24,894		22,196	22,196

Loans	4,122	4,122		3,902	3,902

Client operations	28,349	28,349		28,739	28,739

Borrowings	77,012	77,012		78,267	78,267

Others	2,112	2,112		1,221	1,221
Liabilities
Borrowings	169,592	169,602	[a]	160,980	160,988	[a]
Securities sold/lent under repurchase agreements/securities lending agreements and payable for cash collateral received	3,015	3,015		3,575	3,575
Derivative Liabilities

Investments	24,401	24,401		21,279	21,279

Loans	5,996	5,996		5,535	5,535

Client operations	28,350	28,350		28,747	28,747

Borrowings	76,128	76,128		76,140	76,140

Others	614	614		623	623

a.	Includes $10 million ($8 million—June 30, 2015) relating to transition adjustment on adoption of FASB’s guidance on derivatives and hedging on July 1, 2000.

Valuation Methods and Assumptions

As of September 30, 2015 and June 30, 2015, IBRD had no assets or liabilities measured at fair value on a non-recurring basis.

For valuation methods and assumptions as well as additional fair value disclosures regarding Investments, Loans, Borrowings and Derivative assets and liabilities, refer to Note C—Investments, Note D—Loans, Note E—Borrowings and Note F—Derivative Instruments, respectively.

Due from Banks: The carrying amount of unrestricted and restricted currencies is considered a reasonable estimate of the fair value of these positions.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2015 (UNAUDITED) 47

Unrealized mark-to-market Gains or Losses on Investments-Trading and Non-Trading Portfolios, Net

The following table reflects the components of the realized and unrealized gains or losses on Investments-Trading and non-trading portfolios, net for the three months ended September 30, 2015 and September 30, 2014:

In millions of U.S. dollars
	Three Months Ended September 30, 2015			Three Months Ended September 30, 2014
	Realized gains (losses)	Unrealized gains (losses) excluding realized amounts[a]	Unrealized gains (losses)	Realized gains (losses)	Unrealized gains (losses) excluding realized amounts[a]	Unrealized gains (losses)
Investments - Trading	$22	$(74)	$(52)	$(34)	$5	$(29)

Non trading portfolios, net

Loans, including derivatives—Notes D and F	—	(497)[b]	(497)	—	11 [b]	11

Equity management, net	—	741	741	581	(723)	(142)

Borrowings, including derivatives—Notes E and F	4	513	517	6	(244)	(238)

Other assets/liabilities derivatives	—	(1)	(1)	—	(1)	(1)

Client operations derivatives	—	(3)	(3)	—	(2)	(2)

Total	$4	$753	$757	$587	$(959)	$(372)

a.	Adjusted to exclude amounts reclassfied to realized gains (losses).
b.	Includes $494 million of unrealized mark-to-market losses related to derivatives associated with loans (unrealized mark-to-market gains of $11 million—September 30, 2014).

NOTE L—CONTINGENCIES

From time to time, IBRD may be named as a defendant or co-defendant in legal actions on different grounds in various jurisdictions. IBRD’s management does not believe the outcome of any existing legal action, as of and for the three months ended September 30, 2015, will have a material adverse effect on IBRD’s financial position, results of operations or cash flows.

48 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: SEPTEMBER 30, 2015 (UNAUDITED)

INDEPENDENT AUDITORS’ REVIEW REPORT

Independent Auditors’ Review Report

President and Board of Executive Directors

International Bank for Reconstruction and Development:

Report on the Financial Statements

We have reviewed the condensed financial statements of the International Bank for Reconstruction and Development (IBRD), which comprise the condensed balance sheet as of September 30, 2015, the related condensed statements of income and comprehensive income for the three-month periods ended September 30, 2015 and 2014 and the related condensed statements of changes in retained earnings and cash flows for the three-month periods ended September 30, 2015 and 2014.

Management’s Responsibility

IBRD’s management is responsible for the preparation and fair presentation of the condensed financial information in accordance with accounting principles generally accepted in the United States of America; this responsibility includes the design, implementation, and maintenance of internal control sufficient to provide a reasonable basis for the preparation and fair presentation of interim financial information in accordance with accounting principles generally accepted in the United States of America.

Auditors’ Responsibility

Our responsibility is to conduct our reviews in accordance with auditing standards generally accepted in the United States of America applicable to reviews of interim financial information. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial information. Accordingly, we do not express such an opinion.

Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the condensed financial information referred to above for it to be in accordance with accounting principles generally accepted in the United States of America.

Report on Condensed Balance Sheet as of June 30, 2015

We have previously audited, in accordance with auditing standards generally accepted in the United States of America and International Standards on Auditing, the balance sheet as of June 30, 2015, and the related statements of income, comprehensive income, changes in retained earnings, and cash flows for the year then ended (not presented herein); and we expressed an unmodified audit opinion on those audited financial statements in our report dated August 6, 2015. In our opinion, the accompanying condensed balance sheet of IBRD as of June 30, 2015, is consistent, in all material respects, with the audited financial statements from which it has been derived.

Washington, D.C.

November 11, 2015

49

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

New Borrowings
Australian Dollar
BOND/SELL AUD/IBRD/GDIF/0320AUD02.50	0000013993	AUD	700,000,000	518,665,000	22-Jul-2015	29-Jul-2015	12-Mar-2020

Sub-total New Borrowings -Australian Dollar			700,000,000	518,665,000

Brazilian Real
BOND/SELL BRL/IBRD/GDIF/0818BRL09.43	0000014030	BRL	52,180,000	15,161,553	11-Aug-2015	19-Aug-2015	16-Aug-2018
BOND/SELL BRL/IBRD/GDIF/0218BRL09.42	0000013990	BRL	98,000,000	30,819,064	22-Jul-2015	24-Aug-2015	28-Feb-2018
BOND/SELL BRL/IBRD/GDIF/0817BRL10.00	0000013977	BRL	8,300,000	2,642,975	15-Jul-2015	28-Aug-2015	25-Aug-2017
BOND/SELL BRL/IBRD/GDIF/0918BRL09.20	0000013984	BRL	8,500,000	2,692,941	17-Jul-2015	01-Sep-2015	04-Sep-2018
BOND/SELL BRL/IBRD/GDIF/0318BRL09.57	0000014050	BRL	56,000,000	16,141,585	19-Aug-2015	18-Sep-2015	28-Mar-2018
BOND/SELL BRL/IBRD/GDIF/1018BRL09.38	0000014044	BRL	12,000,000	3,446,939	18-Aug-2015	01-Oct-2015	02-Oct-2018
BOND/SELL BRL/IBRD/GDIF/1017BRL10.80	0000014103	BRL	5,100,000	1,220,329	24-Sep-2015	27-Oct-2015	30-Oct-2017
BOND/SELL BRL/IBRD/GDIF/1118BRL10.01	0000014083	BRL	11,000,000	2,838,124	14-Sep-2015	02-Nov-2015	05-Nov-2018

Sub-total New Borrowings - Brazilian Real			251,080,000	74,963,510

Chinese Yuan Renminbi
BOND/SELL CNY/IBRD/GDIF/0718CNY03.25	0000013981	CNY	700,000,000	112,730,494	16-Jul-2015	23-Jul-2015	23-Jul-2018
BOND/SELL CNY/IBRD/GDIF/0718CNY03.25	0000014003	CNY	775,000,000	124,810,771	28-Jul-2015	06-Aug-2015	23-Jul-2018

Sub-total New Borrowings - Chinese Yuan Renminbi			1,475,000,000	237,541,264

Columbian Peso
BOND/SELL COP/IBRD/GDIF/0817COP04.50	0000014064	COP	500,000,000,000	158,063,782	28-Aug-2015	08-Sep-2015	03-Aug-2017
BOND/SELL COP/IBRD/GDIF/0920COP05.23	0000014066	COP	46,000,000,000	14,541,868	28-Aug-2015	18-Sep-2015	18-Sep-2020

Sub-total New Borrowings - Columbian Peso			546,000,000,000	172,605,650

Euro
BOND/SELL EUR/IBRD/GDIF/0720EUR00.17	0000013947	EUR	100,000,000	110,715,000	02-Jul-2015	13-Jul-2015	13-Jul-2020
BOND/SELL EUR/IBRD/GDIF/0745EURSTR	0000013957	EUR	10,000,000	11,107,500	03-Jul-2015	14-Jul-2015	14-Jul-2045
BOND/SELL EUR/IBRD/GDIF/0720EURSTR	0000013944	EUR	100,000,000	111,090,000	01-Jul-2015	15-Jul-2015	15-Jul-2020
BOND/SELL EUR/IBRD/GDIF/0835EURSTR	0000013958	EUR	30,000,000	32,959,500	07-Jul-2015	06-Aug-2015	06-Aug-2035
BOND/SELL EUR/IBRD/NSV/0945EURSTR	0000014057	EUR	11,000,000	12,640,650	25-Aug-2015	11-Sep-2015	11-Sep-2045
BOND/SELL EUR/IBRD/NSV/0945EURSTR01	0000014087	EUR	1,000,000	1,130,450	15-Sep-2015	29-Sep-2015	29-Sep-2045

Sub-total New Borrowings - Euro			252,000,000	279,643,100

Indian Rupee
BOND/SELL INR/IBRD/GDIF/0718INR05.32	0000013922	INR	64,000,000	1,006,448	23-Jun-2015	29-Jul-2015	30-Jul-2018
BOND/SELL INR/IBRD/GDIF/0818INR06.375	0000013995	INR	2,000,000,000	31,453,959	22-Jul-2015	07-Aug-2015	07-Aug-2018
BOND/SELL INR/IBRD/GDIF/0820INR05.65	0000014031	INR	436,700,000	6,739,718	12-Aug-2015	19-Aug-2015	19-Aug-2020
BOND/SELL INR/IBRD/GDIF/0218INR05.64	0000013988	INR	360,000,000	5,661,713	22-Jul-2015	24-Aug-2015	15-Feb-2018
BOND/SELL INR/IBRD/GDIF/0219INR05.66	0000013989	INR	1,100,000,000	17,299,678	22-Jul-2015	26-Aug-2015	27-Feb-2019
BOND/SELL INR/IBRD/GDIF/0818INR05.20	0000014002	INR	85,000,000	1,328,956	28-Jul-2015	27-Aug-2015	28-Aug-2018
BOND/SELL INR/IBRD/GDIF/0817INR05.81	0000013976	INR	969,000,000	15,277,887	15-Jul-2015	28-Aug-2015	25-Aug-2017
BOND/SELL INR/IBRD/GDIF/0318INR05.58	0000014048	INR	420,000,000	6,446,662	19-Aug-2015	18-Sep-2015	15-Mar-2018

Page 1/8

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

BOND/SELL INR/IBRD/GDIF/0919INR05.60	0000014047	INR	1,100,000,000	16,884,114	19-Aug-2015	28-Sep-2015	30-Sep-2019
BOND/SELL INR/IBRD/GDIF/0918INR05.40	0000014046	INR	275,000,000	4,221,028	19-Aug-2015	29-Sep-2015	28-Sep-2018
BOND/SELL INR/IBRD/GDIF/1020INR05.47	0000014052	INR	393,000,000	5,995,423	20-Aug-2015	29-Sep-2015	06-Oct-2020
BOND/SELL INR/IBRD/GDIF/0917INR05.30	0000014053	INR	156,000,000	2,368,301	21-Aug-2015	29-Sep-2015	29-Sep-2017
BOND/SELL INR/IBRD/GDIF/1018INR05.53	0000014092	INR	1,100,000,000	16,719,866	18-Sep-2015	26-Oct-2015	24-Oct-2018
BOND/SELL INR/IBRD/GDIF/1018INR05.35	0000014102	INR	160,000,000	2,414,730	24-Sep-2015	27-Oct-2015	29-Oct-2018
BOND/SELL INR/IBRD/GDIF/1018INR05.25	0000014109	INR	160,000,000	2,422,591	28-Sep-2015	29-Oct-2015	29-Oct-2018
BOND/SELL INR/IBRD/GDIF/1018INR05.30	0000014110	INR	102,000,000	1,547,095	29-Sep-2015	29-Oct-2015	26-Oct-2018

Sub-total New Borrowings - Indian Rupee			8,880,700,000	137,788,168

Japanese Yen
BOND/SELL JPY/IBRD/GDIF/0730JPYSTR03	0000013943	JPY	1,000,000,000	8,134,380	01-Jul-2015	22-Jul-2015	22-Jul-2030
BOND/SELL JPY/IBRD/GDIF/0720JPYSTR09	0000013982	JPY	349,000,000	2,813,495	16-Jul-2015	28-Jul-2015	13-Jul-2020
BOND/SELL JPY/IBRD/GDIF/0845JPYSTR	0000014014	JPY	100,000,000	801,314	06-Aug-2015	24-Aug-2015	25-Aug-2045
BOND/SELL JPY/IBRD/GDIF/0820JPYSTR08	0000014032	JPY	182,000,000	1,463,670	12-Aug-2015	24-Aug-2015	10-Aug-2020
BOND/SELL JPY/IBRD/GDIF/0818JPYSTR03	0000014004	JPY	500,000,000	4,039,588	28-Jul-2015	27-Aug-2015	28-Aug-2018
BOND/SELL JPY/IBRD/GDIF/0920JPYSTR10	0000014076	JPY	145,000,000	1,214,355	07-Sep-2015	16-Sep-2015	10-Sep-2020
BOND/SELL JPY/IBRD/GDIF/1020JPYSTR	0000014107	JPY	300,000,000	2,498,438	28-Sep-2015	19-Oct-2015	20-Oct-2020

Sub-total New Borrowings - Japanese Yen			2,576,000,000	20,965,240

Mexican Peso
BOND/SELL MXN/IBRD/GDIF/0818MXN04.00	0000013986	MXN	250,000,000	15,691,739	20-Jul-2015	27-Jul-2015	16-Aug-2018

Sub-total New Borrowings - Mexican Peso			250,000,000	15,691,739

New Zealand Dollars
BOND/SELL NZD/IBRD/GDIF/1021NZD04.625	0000014007	NZD	300,000,000	198,345,000	30-Jul-2015	11-Aug-2015	06-Oct-2021

Sub-total New Borrowings - New Zealand Dollars			300,000,000	198,345,000

Polish Zloty
BOND/SELL PLN/IBRD/GDIF/0817PLN01.125	0000014000	PLN	150,000,000	40,057,683	27-Jul-2015	05-Aug-2015	07-Aug-2017
BOND/SELL PLN/IBRD/GDIF/0817PLN01.125	0000014017	PLN	50,000,000	13,033,222	06-Aug-2015	13-Aug-2015	07-Aug-2017

Sub-total New Borrowings - Polish Zloty			200,000,000	53,090,905

Russian Ruble
BOND/SELL RUB/IBRD/GDIF/0319RUB10.30	0000014090	RUB	500,000,000	7,583,916	16-Sep-2015	28-Sep-2015	05-Mar-2019

Sub-total New Borrowings - Russian Ruble			500,000,000	7,583,916

Turkish Lira
BOND/SELL TRY/IBRD/GDIF/0718TRY09.625	0000013974	TRY	100,000,000	37,860,145	15-Jul-2015	23-Jul-2015	13-Jul-2018
BOND/SELL TRY/IBRD/GDIF/0818TRY09.15	0000014029	TRY	64,030,000	23,129,719	11-Aug-2015	19-Aug-2015	16-Aug-2018
BOND/SELL TRY/IBRD/GDIF/0218TRY08.94	0000013991	TRY	20,000,000	7,358,352	22-Jul-2015	21-Aug-2015	26-Feb-2018
BOND/SELL TRY/IBRD/GDIF/0718TRY09.625	0000014034	TRY	50,000,000	17,604,394	14-Aug-2015	21-Aug-2015	13-Jul-2018
BOND/SELL TRY/IBRD/GDIF/0817TRY08.91	0000013978	TRY	21,000,000	7,950,630	15-Jul-2015	28-Aug-2015	25-Aug-2017
BOND/SELL TRY/IBRD/GDIF/0318TRY09.57	0000014049	TRY	39,000,000	13,402,062	19-Aug-2015	17-Sep-2015	19-Mar-2018

Sub-total New Borrowings - Turkish Lira			294,030,000	107,305,301

Page 2/8

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Borrowing Type /Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

United States Dollar
BOND/SELL USD/IBRD/GDIF/0717USDFRN	0000013953	USD	300,000,000	300,000,000	02-Jul-2015	13-Jul-2015	13-Jul-2017
BOND/SELL USD/IBRD/GDIF/0119USDSTR	0000013967	USD	300,000,000	300,000,000	10-Jul-2015	15-Jul-2015	16-Jan-2019
BOND/SELL USD/IBRD/GDIF/0418USD01.375	0000013968	USD	200,000,000	200,000,000	13-Jul-2015	20-Jul-2015	10-Apr-2018
BOND/SELL USD/IBRD/GDIF/0725USD02.50	0000013994	USD	3,500,000,000	3,500,000,000	22-Jul-2015	29-Jul-2015	29-Jul-2025
BOND/SELL USD/IBRD/GDIF/0717USD00.83	0000013996	USD	100,000,000	100,000,000	23-Jul-2015	31-Jul-2015	31-Jul-2017
BOND/SELL USD/IBRD/GDIF/0418USD01.375	0000013998	USD	100,000,000	100,000,000	24-Jul-2015	31-Jul-2015	10-Apr-2018
BOND/SELL USD/IBRD/GDIF/0418USD01.375	0000014009	USD	100,000,000	100,000,000	03-Aug-2015	10-Aug-2015	10-Apr-2018
BOND/SELL USD/IBRD/GDIF/0319USD01.875	0000014013	USD	100,000,000	100,000,000	05-Aug-2015	12-Aug-2015	15-Mar-2019
BOND/SELL USD/IBRD/GDIF/0817USD00.835	0000014021	USD	100,000,000	100,000,000	07-Aug-2015	14-Aug-2015	14-Aug-2017
BOND/SELL USD/IBRD/GDIF/0817USD00.85	0000014023	USD	25,000,000	25,000,000	07-Aug-2015	14-Aug-2015	14-Aug-2017
BOND/SELL USD/IBRD/GDIF/0818USDSTR02	0000014039	USD	100,000,000	100,000,000	17-Aug-2015	20-Aug-2015	16-Aug-2018
BOND/SELL USD/IBRD/GDIF/0820USDSTR	0000014043	USD	150,000,000	150,000,000	18-Aug-2015	08-Sep-2015	08-Sep-2020
BOND/SELL USD/IBRD/GDIF/0918USDSTR02	0000014051	USD	100,000,000	100,000,000	19-Aug-2015	11-Sep-2015	11-Sep-2018
BOND/SELL USD/IBRD/GDIF/0920USDSTR01	0000014071	USD	30,000,000	30,000,000	02-Sep-2015	17-Sep-2015	17-Sep-2020
BOND/SELL USD/IBRD/GDIF/0924USD02.143	0000014072	USD	46,000,000	46,000,000	03-Sep-2015	18-Sep-2015	18-Sep-2024
BOND/SELL USD/IBRD/GDIF/0918USDSTR03	0000014093	USD	10,000,000	10,000,000	21-Sep-2015	25-Sep-2015	25-Sep-2018
BOND/SELL USD/IBRD/GDIF/0920USDSTR02	0000014085	USD	25,000,000	25,000,000	14-Sep-2015	30-Sep-2015	30-Sep-2020
BOND/SELL USD/IBRD/GDIF/0917USDFRN	0000014096	USD	1,500,000,000	1,500,000,000	23-Sep-2015	30-Sep-2015	30-Sep-2017
BOND/SELL USD/IBRD/GDIF/0917USD00.74	0000014097	USD	100,000,000	100,000,000	23-Sep-2015	30-Sep-2015	29-Sep-2017
BOND/SELL USD/IBRD/GDIF/1018USD01.00	0000014113	USD	4,000,000,000	4,000,000,000	30-Sep-2015	07-Oct-2015	05-Oct-2018
BOND/SELL USD/IBRD/GDIF/1022USD1.875	0000014114	USD	1,250,000,000	1,250,000,000	30-Sep-2015	07-Oct-2015	07-Oct-2022
BOND/SELL USD/IBRD/GDIF/1017USDSTR01	0000014115	USD	250,000,000	250,000,000	30-Sep-2015	13-Oct-2015	13-Oct-2017
BOND/SELL USD/IBRD/GDIF/1120USD01.20	0000014104	USD	1,000,000	1,000,000	24-Sep-2015	02-Nov-2015	04-Nov-2020
BOND/SELL USD/IBRD/GDIF/1122USD01.60	0000014105	USD	1,000,000	1,000,000	24-Sep-2015	02-Nov-2015	04-Nov-2022
BOND/SELL USD/IBRD/GDIF/1125USD02.00	0000014106	USD	1,000,000	1,000,000	24-Sep-2015	02-Nov-2015	04-Nov-2025
BOND/SELL USD/IBRD/GDIF/0745USDSTR	0000013975	USD	64,308,935	64,308,935	15-Jul-2015	22-Jul-2015	22-Jul-2045

Sub-total New Borrowings - United States Dollar			12,453,308,935	12,453,308,935

South African Rand
BOND/SELL ZAR/IBRD/GDIF/0535ZAR00.00	0000013999	ZAR	1,000,000,000	79,139,594	27-Jul-2015	03-Aug-2015	29-May-2035
BOND/SELL ZAR/IBRD/GDIF/0535ZAR00.00	0000014010	ZAR	1,000,000,000	78,520,671	03-Aug-2015	11-Aug-2015	29-May-2035
BOND/SELL ZAR/IBRD/GDIF/0535ZAR00.00	0000014054	ZAR	1,000,000,000	77,366,446	21-Aug-2015	28-Aug-2015	29-May-2035

Sub-total New Borrowings - South African Rand			3,000,000,000	235,026,711

Zambian Kwacha
BOND/SELL ZMW/IBRD/GDIF/0620ZMW14.00	0000014033	ZMW	40,000,000	5,089,059	13-Aug-2015	20-Aug-2015	29-Jun-2020

Sub-total New Borrowings - Zambian Kwacha			40,000,000	5,089,059

Total New Borrowings				14,517,613,497

Page 3/8

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Borrowing Type /Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Matured Borrowings
Australian Dollar
BOND/SELL AUD/IBRD/GDIF/0715AUD05.13	0000010517	AUD	(25,429,000)	(18,900,104)	17-Dec-2010	14-Jan-2011	14-Jul-2015
BOND/SELL AUD/IBRD/GDIF/0815AUD05.00	0000010576	AUD	(17,041,000)	(12,537,916)	25-Jan-2011	17-Feb-2011	17-Aug-2015
BOND/SELL AUD/IBRD/GDIF/0915AUD05.06	0000010621	AUD	(13,167,000)	(9,432,180)	22-Feb-2011	17-Mar-2011	17-Sep-2015
BOND/SELL AUD/IBRD/GDIF/0715AUD04.50	0000010812	AUD	(21,202,000)	(15,625,874)	22-Jun-2011	28-Jul-2011	21-Jul-2015
BOND/SELL AUD/IBRD/GDIF/0915AUD03.73	0000010938	AUD	(2,039,000)	(1,428,931)	02-Sep-2011	28-Sep-2011	28-Sep-2015
BOND/SELL AUD/IBRD/GDIF/0715AUD03.30	0000011130	AUD	(30,000,000)	(22,182,000)	21-Dec-2011	17-Jan-2012	17-Jul-2015
BOND/SELL AUD/IBRD/GDIF/0815AUD03.14	0000011172	AUD	(27,000,000)	(19,865,250)	24-Jan-2012	21-Feb-2012	17-Aug-2015
BOND/SELL AUD/IBRD/GDIF/0915AUD03.55	0000011242	AUD	(23,000,000)	(16,476,050)	23-Feb-2012	22-Mar-2012	17-Sep-2015

Sub-total Matured Borrowings - Australian Dollar			(158,878,000)	(116,448,306)

Brazilian Reals
BOND/SELL BRL/IBRD/GDIF/0715BRL08.04	0000010814	BRL	(76,860,000)	(22,848,140)	22-Jun-2011	28-Jul-2011	28-Jul-2015

Sub-total Matured Borrowings - Brazilian Reals			(76,860,000)	(22,848,140)

Canadian Dollar
BOND/SELL CAD/IBRD/GDIF/0815CADSTR01	0000013138	CAD	(92,480,000)	(70,241,531)	16-Jul-2014	05-Aug-2014	06-Aug-2015
BOND/SELL CAD/IBRD/GDIF/0815CADSTR02	0000013165	CAD	(96,310,000)	(73,982,179)	25-Jul-2014	11-Aug-2014	12-Aug-2015

Sub-total Matured Borrowings - Canadian Dollar			(188,790,000)	(144,223,710)

Columbian Peso
BOND/SELL COP/IBRD/GDIF/0915COP03.875	0000011595	COP	(60,000,000,000)	(19,273,703)	31-Aug-2012	10-Sep-2012	10-Sep-2015
BOND/SELL COP/IBRD/GDIF/0915COP03.875	0000011823	COP	(20,000,000,000)	(6,424,568)	29-Nov-2012	06-Dec-2012	10-Sep-2015
BOND/SELL COP/IBRD/GDIF/0915COP03.875	0000011921	COP	(50,000,000,000)	(16,061,419)	14-Jan-2013	22-Jan-2013	10-Sep-2015

Sub-total Matured Borrowings - Columbian Peso			(130,000,000,000)	(41,759,689)

Euro
BOND/SELL EUR/IBRD/GDIF/0915EUR00.065	0000012573	EUR	(17,000,000)	(18,955,850)	21-Aug-2013	09-Sep-2013	09-Sep-2015
BOND/SELL EUR/IBRD/GDIF/0915EUR00.084	0000012582	EUR	(17,000,000)	(18,955,850)	27-Aug-2013	09-Sep-2013	09-Sep-2015
BOND/SELL EUR/IBRD/GDIF/0915EUR00.123	0000012598	EUR	(23,000,000)	(25,825,550)	06-Sep-2013	24-Sep-2013	24-Sep-2015
BOND/SELL EUR/IBRD/GDIF/0915EUR00.09	0000012603	EUR	(23,000,000)	(25,825,550)	12-Sep-2013	24-Sep-2013	24-Sep-2015

Sub-total Matured Borrowings - Euro			(80,000,000)	(89,562,800)

Japanese Yen
BOND/SELL JPY/IBRD/GDIF/0815JPYSTR01	0000013159	JPY	(11,411,000,000)	(91,489,276)	23-Jul-2014	06-Aug-2014	07-Aug-2015

Sub-total Matured Borrowings - Japanese Yen			(11,411,000,000)	(91,489,276)

Page 4/8

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Mexican Peso
BOND/SELL MXN/IBRD/GDIF/0815MXN02.875	0000012878	MXN	(375,000,000)	(21,909,581)	13-Feb-2014	24-Feb-2014	24-Aug-2015

Sub-total Matured Borrowings - Mexican Peso			(375,000,000)	(21,909,581)

Polish Zloty
BOND/SELL PLN/IBRD/GDIF/0815PLN02.125	0000012850	PLN	(175,000,000)	(45,546,229)	29-Jan-2014	05-Feb-2014	05-Aug-2015

Sub-total Matured Borrowings - Polish Zloty			(175,000,000)	(45,546,229)

Singapore Dollar
BOND/SELL SGD/IBRD/GDIF/0815SGD01.00	0000010327	SGD	(15,000,000)	(10,701,673)	28-Jul-2010	18-Aug-2010	18-Aug-2015

Sub-total Matured Borrowings - Singapore Dollar			(15,000,000)	(10,701,673)

South African Rand
BOND/SELL ZAR/IBRD/GDIF/0715ZAR07.08	0000007149	ZAR	(50,000,000)	(4,031,543)	29-Jun-2005	25-Jul-2005	10-Jul-2015
BOND/SELL ZAR/IBRD/GDIF/0915ZAR07.02	0000007213	ZAR	(60,000,000)	(4,334,540)	23-Aug-2005	20-Sep-2005	10-Sep-2015
BOND/SELL ZAR/IBRD/GDIF/0815ZAR07.44	0000007513	ZAR	(78,000,000)	(6,131,111)	22-Jun-2006	18-Jul-2006	10-Aug-2015
BOND/SELL ZAR/IBRD/GDIF/0915ZAR08.04	0000007564	ZAR	(55,000,000)	(3,973,328)	24-Aug-2006	11-Sep-2006	10-Sep-2015
BOND/SELL ZAR/IBRD/GDIF/0915ZAR05.75	0000012818	ZAR	(300,000,000)	(22,357,193)	10-Jan-2014	17-Jan-2014	15-Sep-2015
BOND/SELL ZAR/IBRD/GDIF/0915ZAR05.75	0000013219	ZAR	(250,000,000)	(18,630,995)	20-Aug-2014	28-Aug-2014	15-Sep-2015

Sub-total Matured Borrowings - South African Rand			(793,000,000)	(59,458,710)

Turkish Lira
BOND/SELL TRY/IBRD/GDIF/0715TRY06.00	0000011510	TRY	(50,000,000)	(18,363,787)	13-Jul-2012	23-Jul-2012	23-Jul-2015
BOND/SELL TRY/IBRD/GDIF/0715TRY06.00	0000011673	TRY	(50,000,000)	(18,363,787)	15-Oct-2012	22-Oct-2012	23-Jul-2015
BOND/SELL TRY/IBRD/GDIF/0715TRY06.00	0000012250	TRY	(50,000,000)	(18,363,787)	15-Apr-2013	22-Apr-2013	23-Jul-2015
BOND/SELL TRY/IBRD/GDIF/0715TRY06.00	0000012641	TRY	(30,000,000)	(11,018,272)	26-Sep-2013	04-Oct-2013	23-Jul-2015
BOND/SELL TRY/IBRD/GDIF/0915TRY10.75	0000012911	TRY	(100,000,000)	(32,878,514)	26-Feb-2014	10-Mar-2014	10-Sep-2015

Sub-total Matured Borrowings - Turkish Lira			(280,000,000)	(98,988,146)

United States Dollar
BOND/SELL USD/IBRD/COLTS/0815USD08.73	0000000731	USD	(400,000)	(400,000)	24-Aug-1989	24-Aug-1989	24-Aug-2015
BOND/SELL USD/IBRD/0915USD01.00	0000006548	USD	(50,000,000)	(50,000,000)	27-Aug-2003	24-Sep-2003	24-Sep-2015
BOND/SELL USD/IBRD/GDIF/0915USD04.05	0000009300	USD	(300,000,000)	(300,000,000)	14-Oct-2008	20-Oct-2008	18-Sep-2015
BOND/SELL USD/IBRD/GDIF/0815USD03.36	0000009715	USD	(300,000,000)	(300,000,000)	24-Jul-2009	03-Aug-2009	03-Aug-2015
BOND/SELL USD/IBRD/GDIF/0815USD03.395	0000009719	USD	(200,000,000)	(200,000,000)	28-Jul-2009	04-Aug-2009	04-Aug-2015
BOND/SELL USD/IBRD/GDIF/0815USD03.515	0000009743	USD	(200,000,000)	(200,000,000)	06-Aug-2009	14-Aug-2009	14-Aug-2015
BOND/SELL USD/IBRD/GDIF/0715USDSTR	0000010270	USD	(10,000,000)	(10,000,000)	23-Jun-2010	16-Jul-2010	16-Jul-2015
BOND/SELL USD/IBRD/GDIF/0915USD01.375	0000010344	USD	(50,000,000)	(50,000,000)	11-Aug-2010	01-Sep-2010	01-Sep-2015
BOND/SELL USD/IBRD/GDIF/0715USD00.262	0000011694	USD	(37,000,000)	(37,000,000)	25-Oct-2012	13-Nov-2012	13-Jul-2015
BOND/SELL USD/IBRD/GDIF/0815USDFRN	0000012530	USD	(500,000,000)	(500,000,000)	31-Jul-2013	07-Aug-2013	07-Aug-2015
BOND/SELL USD/IBRD/GDIF/0815USDFRN	0000012543	USD	(500,000,000)	(500,000,000)	08-Aug-2013	15-Aug-2013	07-Aug-2015
BOND/SELL USD/IBRD/GDIF/0815USD00.375	0000012545	USD	(550,000,000)	(550,000,000)	09-Aug-2013	22-Aug-2013	24-Aug-2015
BOND/SELL USD/IBRD/GDIF/0815USDFRN	0000012701	USD	(250,000,000)	(250,000,000)	30-Oct-2013	06-Nov-2013	07-Aug-2015
BOND/SELL USD/IBRD/GDIF/0715USDFRN	0000012820	USD	(550,000,000)	(550,000,000)	14-Jan-2014	22-Jan-2014	22-Jul-2015
BOND/SELL USD/IBRD/GDIF/0915USDFRN	0000012930	USD	(500,000,000)	(500,000,000)	06-Mar-2014	14-Mar-2014	14-Sep-2015
BOND/SELL USD/IBRD/GDIF/0815USDFRN	0000012985	USD	(200,000,000)	(200,000,000)	04-Apr-2014	11-Apr-2014	07-Aug-2015

Page 5/8

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

BOND/SELL USD/IBRD/GDIF/0715USD00.1925	0000012994	USD	(250,000,000)	(250,000,000)	09-Apr-2014	22-Apr-2014	01-Jul-2015
BOND/SELL USD/IBRD/GDIF/0815USDFRN	0000012998	USD	(250,000,000)	(250,000,000)	11-Apr-2014	22-Apr-2014	07-Aug-2015
BOND/SELL USD/IBRD/GDIF/0815USDFRNA	0000013149	USD	(250,000,000)	(250,000,000)	18-Jul-2014	29-Jul-2014	19-Aug-2015
BOND/SELL USD/IBRD/GDIF/0915USD00.21	0000013187	USD	(30,000,000)	(30,000,000)	06-Aug-2014	26-Aug-2014	04-Sep-2015
BOND/SELL USD/IBRD/GDIF/0715USDSTR02	0000010313	USD	(50,000,000)	(50,000,000)	13-Jul-2010	27-Jul-2010	27-Jul-2015

Sub-total Matured Borrowings - United States Dollar			(5,027,400,000)	(5,027,400,000)

Total Matured Borrowings				(5,770,336,260)

Early Retirement
Australian Dollar
BOND/BUY AUD/IBRD/GDIF/0817AUD02.93	0000013970	AUD	(2,784,000)	(2,051,808)	14-Jul-2015	21-Jul-2015	14-Aug-2017
BOND/BUY AUD/IBRD/GDIF/0717AUD03.38	0000013972	AUD	(3,898,000)	(2,872,826)	14-Jul-2015	21-Jul-2015	12-Jul-2017
BOND/BUY AUD/IBRD/GDIF/1120AUD00.50	0000013987	AUD	(15,000,000)	(10,967,250)	22-Jul-2015	29-Jul-2015	05-Nov-2020
BOND/BUY AUD/IBRD/GDIF/0222AUD04.62	0000014078	AUD	(6,000,000)	(4,292,400)	09-Sep-2015	16-Sep-2015	23-Feb-2022

Sub-total early Retirements - Australian Dollar			(27,682,000)	(20,184,284)

Brazilian Real
BOND/BUY BRL/IBRD/GDIF/0916BRL00.50	0000014095	BRL	(40,000,000)	(9,862,541)	23-Sep-2015	30-Sep-2015	12-Sep-2016

Sub-total early Retirements - Brazilian Real			(40,000,000)	(9,862,541)

Euro
BOND/BUY EUR/IBRD/GDIF/0719EURSTR01	0000013923	EUR	(150,000,000)	(165,330,000)	23-Jun-2015	14-Jul-2015	14-Jul-2019
BOND/BUY EUR/IBRD/GDIF/0719EURSTR	0000013927	EUR	(150,000,000)	(165,292,500)	24-Jun-2015	15-Jul-2015	15-Jul-2019
BOND/BUY EUR/IBRD/GMTN/1116DEM00.00E	0000014005	EUR	(2,014,490)	(2,201,636)	29-Jul-2015	07-Aug-2015	08-Nov-2016
BOND/BUY EUR/IBRD/MLT/0318ITL00.00E	0000014061	EUR	(1,291,142)	(1,440,334)	27-Aug-2015	08-Sep-2015	26-Mar-2018
BOND/BUY EUR/IBRD/GMTN/1116DEM00.00E	0000014084	EUR	(2,464,427)	(2,780,366)	14-Sep-2015	21-Sep-2015	08-Nov-2016
BOND/BUY EUR/IBRD/GMTN/1116ITL00.00E	0000014089	EUR	(2,192,360)	(2,446,892)	15-Sep-2015	22-Sep-2015	07-Nov-2016

Sub-total early Retirements - Euro			(307,962,419)	(339,491,729)

Pound Sterling
BOND/BUY GBP/IBRD/GDIF/0632GBP05.75	0000013945	GBP	(4,190,000)	(6,445,687)	01-Jul-2015	09-Jul-2015	07-Jun-2032
BOND/BUY GBP/IBRD/GDIF/0632GBP05.75	0000013992	GBP	(6,430,000)	(10,043,017)	22-Jul-2015	30-Jul-2015	07-Jun-2032
BOND/BUY GBP/IBRD/GDIF/0632GBP05.75	0000014011	GBP	(8,642,000)	(13,460,347)	04-Aug-2015	11-Aug-2015	07-Jun-2032
BOND/BUY GBP/IBRD/GDIF/0632GBP05.75	0000014019	GBP	(6,150,000)	(9,613,065)	07-Aug-2015	14-Aug-2015	07-Jun-2032
BOND/BUY GBP/IBRD/GDIF/0632GBP05.75	0000014055	GBP	(5,000,000)	(7,694,000)	21-Aug-2015	28-Aug-2015	07-Jun-2032

Sub-total early Retirements - Pound Sterling			(30,412,000)	(47,256,116)

Page 6/8

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Japanese Yen
BOND/BUY JPY/IBRD/GDIF/0737JPYSTR06	0000013929	JPY	(1,000,000,000)	(8,233,502)	25-Jun-2015	09-Jul-2015	09-Jul-2037
BOND/BUY JPY/IBRD/GDIF/0727JPYSTR05	0000013930	JPY	(200,000,000)	(1,646,700)	25-Jun-2015	09-Jul-2015	09-Jul-2027
BOND/BUY JPY/IBRD/GDIF/0738JPYSTR13	0000013931	JPY	(500,000,000)	(4,116,751)	25-Jun-2015	09-Jul-2015	09-Jul-2038
BOND/BUY JPY/IBRD/GDIF/0737JPYSTR20	0000013932	JPY	(1,000,000,000)	(8,233,502)	25-Jun-2015	09-Jul-2015	09-Jul-2037
BOND/BUY JPY/IBRD/GDIF/0737JPYSTR10	0000013939	JPY	(100,000,000)	(817,361)	26-Jun-2015	10-Jul-2015	10-Jul-2037
BOND/BUY JPY/IBRD/GDIF/0737JPYSTR23	0000013940	JPY	(200,000,000)	(1,620,943)	30-Jun-2015	13-Jul-2015	13-Jul-2037
BOND/BUY JPY/IBRD/GDIF/1016JPYSTR01	0000013942	JPY	(5,541,000,000)	(44,897,298)	30-Jun-2015	14-Jul-2015	14-Oct-2016
BOND/BUY JPY/IBRD/GDIF/0738JPYSTR09	0000013946	JPY	(1,000,000,000)	(8,093,562)	01-Jul-2015	15-Jul-2015	14-Jul-2038
BOND/BUY JPY/IBRD/GDIF/0738JPYSTR08	0000013954	JPY	(100,000,000)	(806,159)	02-Jul-2015	16-Jul-2015	16-Jul-2038
BOND/BUY JPY/IBRD/GDIF/0738JPYSTR14	0000013955	JPY	(300,000,000)	(2,418,477)	02-Jul-2015	16-Jul-2015	16-Jul-2038
BOND/BUY JPY/IBRD/GDIF/0138JPYSTR16	0000013956	JPY	(100,000,000)	(806,159)	03-Jul-2015	16-Jul-2015	15-Jan-2038
BOND/BUY JPY/IBRD/GDIF/0737JPYSTR44	0000013959	JPY	(300,000,000)	(2,423,361)	08-Jul-2015	23-Jul-2015	23-Jul-2037
BOND/BUY JPY/IBRD/GDIF/0737JPYSTR29	0000013933	JPY	(600,000,000)	(4,840,662)	25-Jun-2015	24-Jul-2015	24-Jul-2037
BOND/BUY JPY/IBRD/GDIF/0737JPYSTR33	0000013961	JPY	(600,000,000)	(4,840,662)	09-Jul-2015	24-Jul-2015	24-Jul-2037
BOND/BUY JPY/IBRD/GDIF/0737JPYSTR37	0000013962	JPY	(100,000,000)	(806,777)	09-Jul-2015	24-Jul-2015	24-Jul-2037
BOND/BUY JPY/IBRD/GDIF/0737JPYSTR42	0000013963	JPY	(300,000,000)	(2,420,331)	09-Jul-2015	24-Jul-2015	24-Jul-2037
BOND/BUY JPY/IBRD/GDIF/0737JPYSTR36	0000013964	JPY	(100,000,000)	(806,777)	09-Jul-2015	24-Jul-2015	24-Jul-2037
BOND/BUY JPY/IBRD/GDIF/0737JPYSTR51	0000013941	JPY	(100,000,000)	(810,931)	30-Jun-2015	27-Jul-2015	27-Jul-2037
BOND/BUY JPY/IBRD/GDIF/0733JPYSTR04	0000013971	JPY	(1,400,000,000)	(11,323,654)	14-Jul-2015	29-Jul-2015	29-Jul-2033
BOND/BUY JPY/IBRD/GDIF/0738JPYSTR22	0000013973	JPY	(1,000,000,000)	(8,088,325)	14-Jul-2015	29-Jul-2015	28-Jul-2038
BOND/BUY JPY/IBRD/GDIF/0136JPYSTR01	0000013979	JPY	(100,000,000)	(804,311)	15-Jul-2015	30-Jul-2015	30-Jan-2036
BOND/BUY JPY/IBRD/GDIF/0737JPYSTR50	0000013983	JPY	(100,000,000)	(804,797)	16-Jul-2015	31-Jul-2015	31-Jul-2037
BOND/BUY JPY/IBRD/GDIF/0837JPYSTR02	0000013997	JPY	(200,000,000)	(1,602,628)	23-Jul-2015	06-Aug-2015	06-Aug-2037
BOND/BUY JPY/IBRD/GDIF/0837JPYSTR07	0000013960	JPY	(200,000,000)	(1,603,528)	09-Jul-2015	07-Aug-2015	07-Aug-2037
BOND/BUY JPY/IBRD/GDIF/0837JPYSTR11	0000014006	JPY	(300,000,000)	(2,409,155)	30-Jul-2015	13-Aug-2015	13-Aug-2037
BOND/BUY JPY/IBRD/GDIF/0837JPYSTR19	0000013985	JPY	(1,000,000,000)	(8,029,226)	17-Jul-2015	17-Aug-2015	15-Aug-2037
BOND/BUY JPY/IBRD/GDIF/0837JPYSTR34	0000014020	JPY	(100,000,000)	(815,927)	07-Aug-2015	21-Aug-2015	21-Aug-2037
BOND/BUY JPY/IBRD/GDIF/0837JPYSTR31	0000014022	JPY	(100,000,000)	(815,927)	07-Aug-2015	21-Aug-2015	21-Aug-2037
BOND/BUY JPY/IBRD/GDIF/0837JPYSTR35	0000014025	JPY	(150,000,000)	(1,248,803)	10-Aug-2015	24-Aug-2015	24-Aug-2037
BOND/BUY JPY/IBRD/GDIF/0837JPYSTR38	0000014026	JPY	(150,000,000)	(1,248,803)	10-Aug-2015	24-Aug-2015	24-Aug-2037
BOND/BUY JPY/IBRD/GDIF/0837JPYSTR32	0000014027	JPY	(200,000,000)	(1,665,071)	10-Aug-2015	24-Aug-2015	24-Aug-2037
BOND/BUY JPY/IBRD/GDIF/0837JPYSTR36	0000014028	JPY	(150,000,000)	(1,248,803)	10-Aug-2015	24-Aug-2015	24-Aug-2037
BOND/BUY JPY/IBRD/GDIF/0832JPYSTR07	0000014008	JPY	(5,000,000,000)	(41,595,608)	31-Jul-2015	27-Aug-2015	27-Aug-2032
BOND/BUY JPY/IBRD/GDIF/0837JPYSTR42	0000014037	JPY	(100,000,000)	(827,575)	14-Aug-2015	28-Aug-2015	28-Aug-2037
BOND/BUY JPY/IBRD/GDIF/0831JPYSTR02	0000014038	JPY	(7,000,000,000)	(57,930,235)	14-Aug-2015	28-Aug-2015	28-Aug-2031
BOND/BUY JPY/IBRD/GDIF/0818JPYSTR03	0000014067	JPY	(209,000,000)	(1,742,030)	31-Aug-2015	02-Sep-2015	28-Aug-2018
BOND/BUY JPY/IBRD/GDIF/0937JPYSTR	0000014058	JPY	(500,000,000)	(4,145,078)	26-Aug-2015	11-Sep-2015	11-Sep-2037
BOND/BUY JPY/IBRD/GDIF/0937JPYSTR09	0000014059	JPY	(100,000,000)	(829,016)	26-Aug-2015	11-Sep-2015	11-Sep-2037
BOND/BUY JPY/IBRD/GDIF/0937JPYSTR11	0000014063	JPY	(100,000,000)	(831,290)	27-Aug-2015	14-Sep-2015	14-Sep-2037
BOND/BUY JPY/IBRD/GDIF/0931JPYSTR17	0000014056	JPY	(2,700,000,000)	(22,396,417)	24-Aug-2015	16-Sep-2015	16-Sep-2031
BOND/BUY JPY/IBRD/GDIF/0937JPYSTR29	0000014074	JPY	(150,000,000)	(1,253,918)	04-Sep-2015	24-Sep-2015	24-Sep-2037
BOND/BUY JPY/IBRD/GDIF/0132JPYSTR11	0000014077	JPY	(2,000,000,000)	(16,552,866)	08-Sep-2015	25-Sep-2015	14-Jan-2032
BOND/BUY JPY/IBRD/GDIF/0937JPYSTR24	0000014082	JPY	(100,000,000)	(832,813)	09-Sep-2015	28-Sep-2015	28-Sep-2037

Sub-total early Retirements - Japanese Yen			(35,250,000,000)	(289,285,716)

Page 7/8

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Mexican Peso
BOND/BUY MXN/IBRD/GDIF/0418MXN03.45	0000013948	MXN	(30,650,000)	(1,944,402)	02-Jul-2015	13-Jul-2015	16-Apr-2018
BOND/BUY MXN/IBRD/GDIF/0618MXN03.26	0000013949	MXN	(32,750,000)	(2,077,624)	02-Jul-2015	13-Jul-2015	12-Jun-2018
BOND/BUY MXN/IBRD/GDIF/0818MXN03.70	0000013950	MXN	(31,660,000)	(2,008,475)	02-Jul-2015	13-Jul-2015	13-Aug-2018
BOND/BUY MXN/IBRD/GDIF/0918MXN04.17	0000013951	MXN	(30,070,000)	(1,907,608)	02-Jul-2015	13-Jul-2015	11-Sep-2018
BOND/BUY MXN/IBRD/GDIF/1018MXN03.56	0000013952	MXN	(37,530,000)	(2,380,862)	02-Jul-2015	13-Jul-2015	15-Oct-2018

Sub-total early Retirements - Mexican Peso			(162,660,000)	(10,318,971)

Swedish Krona
BOND/BUY SEK/IBRD/GDIF/1217SEK03.25	0000013965	SEK	(21,930,000)	(2,557,852)	10-Jul-2015	17-Jul-2015	15-Dec-2017

Sub-total early Retirements - Swedish Krona			(21,930,000)	(2,557,852)

United States Dollar
BOND/BUY USD/IBRD/GDIF/1015USDSTR04	0000013891	USD	(1,000,000,000)	(1,000,000,000)	12-Jun-2015	02-Jul-2015	28-Oct-2015
BOND/BUY USD/IBRD/GDIF/0417USDSTR01	0000013903	USD	(50,000,000)	(50,000,000)	15-Jun-2015	07-Jul-2015	07-Apr-2017
BOND/BUY USD/IBRD/GDIF/1019USDSTR	0000013905	USD	(50,000,000)	(50,000,000)	16-Jun-2015	07-Jul-2015	07-Oct-2019
BOND/BUY USD/IBRD/GDIF/0717USDSTR02	0000013926	USD	(150,000,000)	(150,000,000)	24-Jun-2015	15-Jul-2015	17-Jul-2017
BOND/BUY USD/IBRD/GDIF/1222USD00.50	0000013966	USD	(3,500,000)	(3,500,000)	10-Jul-2015	17-Jul-2015	05-Dec-2022
BOND/BUY USD/IBRD/GDIF/0616USDSTR03	0000013969	USD	(55,000,000)	(55,000,000)	13-Jul-2015	03-Aug-2015	01-Jun-2016
BOND/BUY USD/IBRD/GDIF/0623USD00.50	0000014012	USD	(8,000,000)	(8,000,000)	04-Aug-2015	12-Aug-2015	19-Jun-2023
BOND/BUY USD/IBRD/GDIF/1117USDSTR01	0000014001	USD	(5,000,000)	(5,000,000)	27-Jul-2015	17-Aug-2015	15-Nov-2017
BOND/BUY USD/IBRD/GDIF/0223USD00.50	0000014024	USD	(10,000,000)	(10,000,000)	10-Aug-2015	17-Aug-2015	07-Feb-2023
BOND/BUY USD/IBRD/GDIF/1222USD00.50	0000014036	USD	(3,000,000)	(3,000,000)	14-Aug-2015	21-Aug-2015	05-Dec-2022
BOND/BUY USD/IBRD/GDIF/0220USDSTR01	0000014018	USD	(227,600,000)	(227,600,000)	07-Aug-2015	27-Aug-2015	27-Feb-2020
BOND/BUY USD/IBRD/GDIF/0917USDSTR	0000014035	USD	(150,000,000)	(150,000,000)	14-Aug-2015	08-Sep-2015	06-Sep-2017
BOND/BUY USD/IBRD/GDIF/0919USDSTR01	0000014040	USD	(2,000,000,000)	(2,000,000,000)	17-Aug-2015	09-Sep-2015	09-Sep-2019
BOND/BUY USD/IBRD/GDIF/0919USDSTR02	0000014041	USD	(1,000,000,000)	(1,000,000,000)	17-Aug-2015	09-Sep-2015	09-Sep-2019
BOND/BUY USD/IBRD/GDIF/0917USDSTR01	0000014045	USD	(100,000,000)	(100,000,000)	19-Aug-2015	11-Sep-2015	11-Sep-2017
BOND/BUY USD/IBRD/GDIF/0617USDSTR02	0000014060	USD	(40,000,000)	(40,000,000)	26-Aug-2015	18-Sep-2015	18-Jun-2017
BOND/BUY USD/IBRD/GDIF/0618USDSTR03	0000014062	USD	(10,000,000)	(10,000,000)	27-Aug-2015	18-Sep-2015	18-Jun-2018
BOND/BUY USD/IBRD/GDIF/0620USDSTR02	0000014065	USD	(50,000,000)	(50,000,000)	28-Aug-2015	22-Sep-2015	22-Jun-2020
BOND/BUY USD/IBRD/GDIF/0121USD00.50	0000014086	USD	(7,890,000)	(7,890,000)	15-Sep-2015	22-Sep-2015	26-Jan-2021
BOND/BUY USD/IBRD/GDIF/0620USDSTR03	0000014068	USD	(50,000,000)	(50,000,000)	01-Sep-2015	23-Sep-2015	23-Jun-2020
BOND/BUY USD/IBRD/GDIF/0318USDSTR01	0000014069	USD	(43,315,000)	(43,315,000)	01-Sep-2015	23-Sep-2015	23-Mar-2018
BOND/BUY USD/IBRD/GDIF/0620USDSTR04	0000014070	USD	(50,000,000)	(50,000,000)	01-Sep-2015	23-Sep-2015	23-Jun-2020
BOND/BUY USD/IBRD/GDIF/0920USDSTR	0000014075	USD	(50,000,000)	(50,000,000)	04-Sep-2015	25-Sep-2015	25-Sep-2020
BOND/BUY USD/IBRD/GDIF/0924USDSTR01	0000014073	USD	(5,000,000)	(5,000,000)	04-Sep-2015	28-Sep-2015	26-Sep-2024
BOND/BUY USD/IBRD/GDIF/0320USDSTR06	0000014079	USD	(100,000,000)	(100,000,000)	09-Sep-2015	30-Sep-2015	30-Mar-2020
BOND/BUY USD/IBRD/GDIF/0919USDSTR03	0000014080	USD	(100,000,000)	(100,000,000)	09-Sep-2015	30-Sep-2015	30-Sep-2019
BOND/BUY USD/IBRD/GDIF/0924USDSTR	0000014081	USD	(30,000,000)	(30,000,000)	09-Sep-2015	30-Sep-2015	30-Sep-2024
BOND/BUY USD/IBRD/GDIF/0737USDSTR	0000013919	USD	(220,190,000)	(220,190,000)	22-Jun-2015	20-Jul-2015	19-Jul-2037

Sub-total early Retirements - United States Dollar			(5,568,495,000)	(5,568,495,000)

Total Early Retirements				(6,287,452,208)

Page 8/8

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

New Borrowings
United States Dollar
DIN/SELL USD/IBRD/DIN IBRDUS2JUL15	0010317181	USD	50,000,000	50,000,000	01-Jul-2015	01-Jul-2015	02-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS31AUG15	0010317182	USD	12,000,000	12,000,000	01-Jul-2015	01-Jul-2015	31-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS29JUL15	0010317196	USD	100,000,000	100,000,000	01-Jul-2015	01-Jul-2015	29-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS2JUL15	0010317199	USD	19,159,000	19,159,000	01-Jul-2015	01-Jul-2015	02-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS5OCT15	0010317191	USD	200,000,000	200,000,000	01-Jul-2015	02-Jul-2015	05-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS6JUL15	0010317230	USD	50,000,000	50,000,000	02-Jul-2015	02-Jul-2015	06-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS2OCT15	0010317262	USD	25,000,000	25,000,000	02-Jul-2015	02-Jul-2015	02-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS6JUL15	0010317268	USD	1,841,000	1,841,000	02-Jul-2015	02-Jul-2015	06-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS8JUL15	0010317321	USD	100,000,000	100,000,000	07-Jul-2015	07-Jul-2015	08-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS8JUL15	0010317324	USD	100,000,000	100,000,000	07-Jul-2015	07-Jul-2015	08-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS8JUL15	0010317327	USD	50,000,000	50,000,000	07-Jul-2015	07-Jul-2015	08-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS26AUG15	0010317328	USD	50,000,000	50,000,000	07-Jul-2015	08-Jul-2015	26-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS25SEP15	0010317329	USD	50,000,000	50,000,000	07-Jul-2015	08-Jul-2015	25-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS6OCT15	0010317330	USD	200,000,000	200,000,000	07-Jul-2015	08-Jul-2015	06-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS9JUL15	0010317379	USD	15,815,000	15,815,000	08-Jul-2015	08-Jul-2015	09-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS9JUL15	0010317380	USD	84,185,000	84,185,000	08-Jul-2015	08-Jul-2015	09-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS10JUL15	0010317468	USD	100,000,000	100,000,000	09-Jul-2015	09-Jul-2015	10-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS12AUG15	0010317477	USD	13,000,000	13,000,000	09-Jul-2015	09-Jul-2015	12-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS10JUL15	0010317480	USD	93,525,000	93,525,000	09-Jul-2015	09-Jul-2015	10-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS8SEP15	0010317335	USD	20,000,000	20,000,000	07-Jul-2015	10-Jul-2015	08-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS13JUL15	0010317696	USD	100,000,000	100,000,000	10-Jul-2015	10-Jul-2015	13-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS13JUL15	0010317697	USD	150,000,000	150,000,000	10-Jul-2015	10-Jul-2015	13-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS18AUG15	0010317703	USD	5,000,000	5,000,000	10-Jul-2015	10-Jul-2015	18-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS9OCT15	0010317704	USD	25,000,000	25,000,000	10-Jul-2015	13-Jul-2015	09-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS14JUL15	0010317730	USD	100,000,000	100,000,000	13-Jul-2015	13-Jul-2015	14-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS14JUL15	0010317731	USD	50,000,000	50,000,000	13-Jul-2015	13-Jul-2015	14-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS5OCT15	0010317732	USD	100,000,000	100,000,000	13-Jul-2015	13-Jul-2015	05-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS1SEP15	0010317733	USD	78,700,000	78,700,000	13-Jul-2015	13-Jul-2015	01-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS18AUG15	0010317734	USD	50,000,000	50,000,000	13-Jul-2015	13-Jul-2015	18-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS29JUL15	0010317737	USD	200,000,000	200,000,000	13-Jul-2015	13-Jul-2015	29-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS4MAR16	0010317742	USD	380,000	380,000	13-Jul-2015	14-Jul-2015	04-Mar-2016
DIN/SELL USD/IBRD/DIN IBRDUS15JUL15	0010317816	USD	100,000,000	100,000,000	14-Jul-2015	14-Jul-2015	15-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS3SEP15	0010317817	USD	10,000,000	10,000,000	14-Jul-2015	14-Jul-2015	03-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS4SEP15	0010317818	USD	12,000,000	12,000,000	14-Jul-2015	14-Jul-2015	04-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS15JUL15	0010317834	USD	100,000,000	100,000,000	14-Jul-2015	14-Jul-2015	15-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS13OCT15	0010317842	USD	20,000,000	20,000,000	14-Jul-2015	14-Jul-2015	13-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS15JUL15	0010317879	USD	50,000,000	50,000,000	14-Jul-2015	14-Jul-2015	15-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS6OCT15	0010317835	USD	100,000,000	100,000,000	14-Jul-2015	15-Jul-2015	06-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS16JUL15	0010317914	USD	100,000,000	100,000,000	15-Jul-2015	15-Jul-2015	16-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS14AUG15	0010317932	USD	50,000,000	50,000,000	15-Jul-2015	15-Jul-2015	14-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS16JUL15	0010317933	USD	100,000,000	100,000,000	15-Jul-2015	15-Jul-2015	16-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS17JUL15	0010318072	USD	100,000,000	100,000,000	16-Jul-2015	16-Jul-2015	17-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS6OCT15	0010318073	USD	100,000,000	100,000,000	16-Jul-2015	16-Jul-2015	06-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS17JUL15	0010318075	USD	100,000,000	100,000,000	16-Jul-2015	16-Jul-2015	17-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS20JUL15	0010318095	USD	100,000,000	100,000,000	17-Jul-2015	17-Jul-2015	20-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS7AUG15	0010318102	USD	100,000,000	100,000,000	17-Jul-2015	17-Jul-2015	07-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS14AUG15	0010318104	USD	82,000,000	82,000,000	17-Jul-2015	17-Jul-2015	14-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS20JUL15	0010318109	USD	100,000,000	100,000,000	17-Jul-2015	17-Jul-2015	20-Jul-2015

Page 1/12

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS21JUL15	0010318159	USD	100,000,000	100,000,000	20-Jul-2015	20-Jul-2015	21-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS21JUL15	0010318162	USD	100,000,000	100,000,000	20-Jul-2015	20-Jul-2015	21-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS8SEP15	0010318163	USD	10,000,000	10,000,000	20-Jul-2015	20-Jul-2015	08-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS9SEP15	0010318164	USD	10,000,000	10,000,000	20-Jul-2015	20-Jul-2015	09-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS10SEP15	0010318165	USD	10,000,000	10,000,000	20-Jul-2015	20-Jul-2015	10-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS22JUL15	0010318174	USD	100,000,000	100,000,000	21-Jul-2015	21-Jul-2015	22-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS22JUL15	0010318175	USD	100,000,000	100,000,000	21-Jul-2015	21-Jul-2015	22-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS14SEP15	0010318182	USD	10,000,000	10,000,000	21-Jul-2015	21-Jul-2015	14-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS11SEP15	0010318183	USD	10,000,000	10,000,000	21-Jul-2015	21-Jul-2015	11-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS23JUL15	0010318201	USD	100,000,000	100,000,000	22-Jul-2015	22-Jul-2015	23-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS17SEP15	0010318207	USD	10,000,000	10,000,000	22-Jul-2015	22-Jul-2015	17-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS15SEP15	0010318208	USD	17,000,000	17,000,000	22-Jul-2015	22-Jul-2015	15-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS23JUL15	0010318211	USD	100,000,000	100,000,000	22-Jul-2015	22-Jul-2015	23-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS15SEP15	0010318218	USD	200,000,000	200,000,000	22-Jul-2015	22-Jul-2015	15-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS8OCT15	0010318180	USD	30,000,000	30,000,000	21-Jul-2015	23-Jul-2015	08-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS24JUL15	0010318256	USD	100,000,000	100,000,000	23-Jul-2015	23-Jul-2015	24-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS24JUL15	0010318265	USD	100,000,000	100,000,000	23-Jul-2015	23-Jul-2015	24-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS27JUL15	0010318324	USD	100,000,000	100,000,000	24-Jul-2015	24-Jul-2015	27-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS27JUL15	0010318325	USD	100,000,000	100,000,000	24-Jul-2015	24-Jul-2015	27-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS28JUL15	0010318376	USD	100,000,000	100,000,000	27-Jul-2015	27-Jul-2015	28-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS13NOV15	0010318377	USD	35,000,000	35,000,000	27-Jul-2015	27-Jul-2015	13-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS21SEP15	0010318378	USD	10,000,000	10,000,000	27-Jul-2015	27-Jul-2015	21-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS28JUL15	0010318405	USD	50,000,000	50,000,000	27-Jul-2015	27-Jul-2015	28-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS29JUL15	0010318419	USD	100,000,000	100,000,000	28-Jul-2015	28-Jul-2015	29-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS29JUL15	0010318428	USD	100,000,000	100,000,000	28-Jul-2015	28-Jul-2015	29-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS17SEP15	0010318430	USD	1,936,000	1,936,000	28-Jul-2015	28-Jul-2015	17-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS22SEP15	0010318440	USD	5,000,000	5,000,000	28-Jul-2015	28-Jul-2015	22-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS27OCT15	0010318429	USD	19,000,000	19,000,000	28-Jul-2015	29-Jul-2015	27-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS23SEP15	0010318458	USD	10,000,000	10,000,000	29-Jul-2015	29-Jul-2015	23-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS21SEP15	0010318460	USD	5,000,000	5,000,000	29-Jul-2015	30-Jul-2015	21-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS31JUL15	0010318470	USD	100,000,000	100,000,000	30-Jul-2015	30-Jul-2015	31-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS6OCT15	0010318471	USD	8,321,000	8,321,000	30-Jul-2015	30-Jul-2015	06-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS23SEP15	0010318493	USD	25,000,000	25,000,000	30-Jul-2015	30-Jul-2015	23-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS31JUL15	0010318494	USD	100,000,000	100,000,000	30-Jul-2015	30-Jul-2015	31-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS18SEP15	0010318472	USD	100,000,000	100,000,000	30-Jul-2015	31-Jul-2015	18-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS11JAN16	0010318492	USD	5,000,000	5,000,000	30-Jul-2015	31-Jul-2015	11-Jan-2016
DIN/SELL USD/IBRD/DIN IBRDUS3AUG15	0010318544	USD	100,000,000	100,000,000	31-Jul-2015	31-Jul-2015	03-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS3AUG15	0010318561	USD	100,000,000	100,000,000	31-Jul-2015	31-Jul-2015	03-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS23SEP15	0010318562	USD	50,000,000	50,000,000	31-Jul-2015	31-Jul-2015	23-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS3AUG15	0010318592	USD	50,000,000	50,000,000	31-Jul-2015	31-Jul-2015	03-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS4AUG15	0010318854	USD	100,000,000	100,000,000	03-Aug-2015	03-Aug-2015	04-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS4AUG15	0010318855	USD	100,000,000	100,000,000	03-Aug-2015	03-Aug-2015	04-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS1OCT15	0010318861	USD	150,000,000	150,000,000	03-Aug-2015	03-Aug-2015	01-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS24SEP15	0010318864	USD	15,000,000	15,000,000	03-Aug-2015	03-Aug-2015	24-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS2NOV15	0010318859	USD	300,000,000	300,000,000	03-Aug-2015	04-Aug-2015	02-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS1OCT15	0010318862	USD	150,000,000	150,000,000	03-Aug-2015	04-Aug-2015	01-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS2OCT15	0010318863	USD	25,000,000	25,000,000	03-Aug-2015	04-Aug-2015	02-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS24SEP15	0010318881	USD	100,000,000	100,000,000	04-Aug-2015	04-Aug-2015	24-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS5AUG15	0010318882	USD	100,000,000	100,000,000	04-Aug-2015	04-Aug-2015	05-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS29SEP15	0010318892	USD	25,089,000	25,089,000	04-Aug-2015	04-Aug-2015	29-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS25SEP15	0010318896	USD	5,000,000	5,000,000	04-Aug-2015	04-Aug-2015	25-Sep-2015

Page 2/12

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS5AUG15	0010318897	USD	100,000,000	100,000,000	04-Aug-2015	04-Aug-2015	05-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS28SEP15	0010318899	USD	10,000,000	10,000,000	04-Aug-2015	04-Aug-2015	28-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS23SEP15	0010318901	USD	13,000,000	13,000,000	04-Aug-2015	04-Aug-2015	23-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS6AUG15	0010318909	USD	100,000,000	100,000,000	05-Aug-2015	05-Aug-2015	06-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS6AUG15	0010318910	USD	100,000,000	100,000,000	05-Aug-2015	05-Aug-2015	06-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS28APR16	0010318946	USD	10,200,000	10,200,000	05-Aug-2015	05-Aug-2015	28-Apr-2016
DIN/SELL USD/IBRD/DIN IBRDUS24SEP15	0010318947	USD	34,515,000	34,515,000	05-Aug-2015	05-Aug-2015	24-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS29SEP15	0010318906	USD	300,000,000	300,000,000	04-Aug-2015	07-Aug-2015	29-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS19JAN16	0010318992	USD	6,490,000	6,490,000	06-Aug-2015	07-Aug-2015	19-Jan-2016
DIN/SELL USD/IBRD/DIN IBRDUS10AUG15	0010319061	USD	100,000,000	100,000,000	07-Aug-2015	07-Aug-2015	10-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS10AUG15	0010319074	USD	100,000,000	100,000,000	07-Aug-2015	07-Aug-2015	10-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS1SEP15	0010319104	USD	100,000,000	100,000,000	07-Aug-2015	10-Aug-2015	01-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS8SEP15	0010319105	USD	100,000,000	100,000,000	07-Aug-2015	10-Aug-2015	08-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS10SEP15	0010319106	USD	100,000,000	100,000,000	07-Aug-2015	10-Aug-2015	10-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS11AUG15	0010319117	USD	100,000,000	100,000,000	10-Aug-2015	10-Aug-2015	11-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS11AUG15	0010319181	USD	100,000,000	100,000,000	10-Aug-2015	10-Aug-2015	11-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS29OCT15	0010319182	USD	5,000,000	5,000,000	10-Aug-2015	11-Aug-2015	29-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS12AUG15	0010319366	USD	100,000,000	100,000,000	11-Aug-2015	11-Aug-2015	12-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS12AUG15	0010319368	USD	100,000,000	100,000,000	11-Aug-2015	11-Aug-2015	12-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS13AUG15	0010319417	USD	100,000,000	100,000,000	12-Aug-2015	12-Aug-2015	13-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS13AUG15	0010319418	USD	100,000,000	100,000,000	12-Aug-2015	12-Aug-2015	13-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS6OCT15	0010319425	USD	13,000,000	13,000,000	12-Aug-2015	12-Aug-2015	06-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS5OCT15	0010319428	USD	300,000,000	300,000,000	12-Aug-2015	13-Aug-2015	05-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS30SEP15	0010319501	USD	300,000,000	300,000,000	13-Aug-2015	13-Aug-2015	30-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS15SEP15	0010319528	USD	200,000,000	200,000,000	13-Aug-2015	14-Aug-2015	15-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS17AUG15	0010319560	USD	100,000,000	100,000,000	14-Aug-2015	14-Aug-2015	17-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS17AUG15	0010319561	USD	100,000,000	100,000,000	14-Aug-2015	14-Aug-2015	17-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS15OCT15	0010319564	USD	15,000,000	15,000,000	14-Aug-2015	14-Aug-2015	15-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS16OCT15	0010319565	USD	10,000,000	10,000,000	14-Aug-2015	14-Aug-2015	16-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS18AUG15	0010319583	USD	100,000,000	100,000,000	17-Aug-2015	17-Aug-2015	18-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS18AUG15	0010319586	USD	100,000,000	100,000,000	17-Aug-2015	17-Aug-2015	18-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS19OCT15	0010319593	USD	15,000,000	15,000,000	17-Aug-2015	17-Aug-2015	19-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS11JAN16	0010319598	USD	2,650,000	2,650,000	17-Aug-2015	17-Aug-2015	11-Jan-2016
DIN/SELL USD/IBRD/DIN IBRDUS1DEC15	0010319599	USD	4,350,000	4,350,000	17-Aug-2015	17-Aug-2015	01-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS19AUG15	0010319638	USD	100,000,000	100,000,000	18-Aug-2015	18-Aug-2015	19-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS19AUG15	0010319646	USD	100,000,000	100,000,000	18-Aug-2015	18-Aug-2015	19-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS19OCT15	0010319667	USD	12,000,000	12,000,000	19-Aug-2015	19-Aug-2015	19-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS20AUG15	0010319668	USD	100,000,000	100,000,000	19-Aug-2015	19-Aug-2015	20-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS20OCT15	0010319669	USD	100,000,000	100,000,000	19-Aug-2015	19-Aug-2015	20-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS20AUG15	0010319670	USD	100,000,000	100,000,000	19-Aug-2015	19-Aug-2015	20-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS29OCT15	0010319672	USD	50,000,000	50,000,000	19-Aug-2015	19-Aug-2015	29-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS19OCT15	0010319673	USD	50,000,000	50,000,000	19-Aug-2015	19-Aug-2015	19-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS20OCT15	0010319676	USD	80,000,000	80,000,000	19-Aug-2015	19-Aug-2015	20-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS20OCT15	0010319678	USD	54,000,000	54,000,000	19-Aug-2015	19-Aug-2015	20-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS20OCT15	0010319679	USD	10,000,000	10,000,000	19-Aug-2015	19-Aug-2015	20-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS2OCT15	0010319680	USD	145,000,000	145,000,000	19-Aug-2015	19-Aug-2015	02-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS19OCT15	0010319681	USD	20,000,000	20,000,000	19-Aug-2015	19-Aug-2015	19-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS26OCT15	0010319683	USD	20,000,000	20,000,000	19-Aug-2015	19-Aug-2015	26-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS19OCT15	0010319684	USD	10,000,000	10,000,000	19-Aug-2015	19-Aug-2015	19-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS21OCT15	0010319685	USD	10,000,000	10,000,000	19-Aug-2015	19-Aug-2015	21-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS22OCT15	0010319689	USD	6,000,000	6,000,000	19-Aug-2015	19-Aug-2015	22-Oct-2015

Page 3/12

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS20AUG15	0010319690	USD	100,000,000	100,000,000	19-Aug-2015	19-Aug-2015	20-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS19OCT15	0010319692	USD	17,530,000	17,530,000	19-Aug-2015	19-Aug-2015	19-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS20AUG15	0010319695	USD	60,000,000	60,000,000	19-Aug-2015	19-Aug-2015	20-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS19OCT15	0010319665	USD	100,000,000	100,000,000	19-Aug-2015	20-Aug-2015	19-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS19OCT15	0010319671	USD	100,000,000	100,000,000	19-Aug-2015	20-Aug-2015	19-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS19OCT15	0010319691	USD	50,000,000	50,000,000	19-Aug-2015	20-Aug-2015	19-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS21AUG15	0010319704	USD	100,000,000	100,000,000	20-Aug-2015	20-Aug-2015	21-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS22OCT15	0010319713	USD	15,000,000	15,000,000	20-Aug-2015	20-Aug-2015	22-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS21AUG15	0010319716	USD	100,000,000	100,000,000	20-Aug-2015	20-Aug-2015	21-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS29OCT15	0010319718	USD	25,000,000	25,000,000	20-Aug-2015	20-Aug-2015	29-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS21AUG15	0010319719	USD	100,000,000	100,000,000	20-Aug-2015	20-Aug-2015	21-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS15OCT15	0010319734	USD	192,000,000	192,000,000	20-Aug-2015	20-Aug-2015	15-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS13NOV15	0010319736	USD	100,000,000	100,000,000	20-Aug-2015	20-Aug-2015	13-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS23OCT15	0010319739	USD	5,000,000	5,000,000	20-Aug-2015	20-Aug-2015	23-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS21OCT15	0010319740	USD	75,000,000	75,000,000	20-Aug-2015	20-Aug-2015	21-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS21OCT15	0010319717	USD	100,000,000	100,000,000	20-Aug-2015	21-Aug-2015	21-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS13NOV15	0010319737	USD	50,000,000	50,000,000	20-Aug-2015	21-Aug-2015	13-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS21OCT15	0010319738	USD	100,000,000	100,000,000	20-Aug-2015	21-Aug-2015	21-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS24AUG15	0010319756	USD	25,000,000	25,000,000	21-Aug-2015	21-Aug-2015	24-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS24AUG15	0010319757	USD	100,000,000	100,000,000	21-Aug-2015	21-Aug-2015	24-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS24AUG15	0010319758	USD	75,000,000	75,000,000	21-Aug-2015	21-Aug-2015	24-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS25AUG15	0010319796	USD	100,000,000	100,000,000	24-Aug-2015	24-Aug-2015	25-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS20OCT15	0010319797	USD	200,000,000	200,000,000	24-Aug-2015	24-Aug-2015	20-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS25AUG15	0010319798	USD	100,000,000	100,000,000	24-Aug-2015	24-Aug-2015	25-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS15OCT15	0010319800	USD	126,000,000	126,000,000	24-Aug-2015	24-Aug-2015	15-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS9NOV15	0010319801	USD	17,000,000	17,000,000	24-Aug-2015	24-Aug-2015	09-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS10NOV15	0010319802	USD	15,000,000	15,000,000	24-Aug-2015	24-Aug-2015	10-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS12NOV15	0010319803	USD	10,000,000	10,000,000	24-Aug-2015	24-Aug-2015	12-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS26AUG15	0010319833	USD	100,000,000	100,000,000	25-Aug-2015	25-Aug-2015	26-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS26AUG15	0010319837	USD	100,000,000	100,000,000	25-Aug-2015	25-Aug-2015	26-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS13NOV15	0010319843	USD	10,000,000	10,000,000	25-Aug-2015	25-Aug-2015	13-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS26AUG15	0010319844	USD	100,000,000	100,000,000	25-Aug-2015	25-Aug-2015	26-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS26OCT15	0010319841	USD	50,000,000	50,000,000	25-Aug-2015	26-Aug-2015	26-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS20NOV15	0010319849	USD	5,000,000	5,000,000	25-Aug-2015	26-Aug-2015	20-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS27AUG15	0010319853	USD	100,000,000	100,000,000	26-Aug-2015	26-Aug-2015	27-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS16NOV15	0010319855	USD	10,000,000	10,000,000	26-Aug-2015	26-Aug-2015	16-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS26OCT15	0010319856	USD	40,000,000	40,000,000	26-Aug-2015	26-Aug-2015	26-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS4SEP15	0010319857	USD	84,000,000	84,000,000	26-Aug-2015	26-Aug-2015	04-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS27AUG15	0010319868	USD	100,000,000	100,000,000	26-Aug-2015	26-Aug-2015	27-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS26OCT15	0010319854	USD	100,000,000	100,000,000	26-Aug-2015	27-Aug-2015	26-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS28AUG15	0010319883	USD	100,000,000	100,000,000	27-Aug-2015	27-Aug-2015	28-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS28AUG15	0010319898	USD	100,000,000	100,000,000	27-Aug-2015	27-Aug-2015	28-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS27OCT15	0010319899	USD	10,000,000	10,000,000	27-Aug-2015	27-Aug-2015	27-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS27OCT15	0010319910	USD	800,000	800,000	27-Aug-2015	27-Aug-2015	27-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS11JAN16	0010319908	USD	650,000	650,000	27-Aug-2015	28-Aug-2015	11-Jan-2016
DIN/SELL USD/IBRD/DIN IBRDUS28APR16	0010319909	USD	550,000	550,000	27-Aug-2015	28-Aug-2015	28-Apr-2016
DIN/SELL USD/IBRD/DIN IBRDUS14OCT15	0010319925	USD	75,000,000	75,000,000	28-Aug-2015	28-Aug-2015	14-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS31AUG15	0010319926	USD	100,000,000	100,000,000	28-Aug-2015	28-Aug-2015	31-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS20NOV15	0010319936	USD	5,000,000	5,000,000	28-Aug-2015	28-Aug-2015	20-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS31AUG15	0010319937	USD	100,000,000	100,000,000	28-Aug-2015	28-Aug-2015	31-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS31DEC15	0010319924	USD	12,842,000	12,842,000	28-Aug-2015	31-Aug-2015	31-Dec-2015

Page 4/12

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS26OCT15	0010319985	USD	75,000,000	75,000,000	31-Aug-2015	31-Aug-2015	26-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS24NOV15	0010319986	USD	75,000,000	75,000,000	31-Aug-2015	31-Aug-2015	24-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS1SEP15	0010319989	USD	100,000,000	100,000,000	31-Aug-2015	31-Aug-2015	01-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS1SEP15	0010319991	USD	100,000,000	100,000,000	31-Aug-2015	31-Aug-2015	01-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS26OCT15	0010319992	USD	12,000,000	12,000,000	31-Aug-2015	31-Aug-2015	26-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS28OCT15	0010320025	USD	100,000,000	100,000,000	31-Aug-2015	31-Aug-2015	28-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS26OCT15	0010320030	USD	10,000,000	10,000,000	31-Aug-2015	31-Aug-2015	26-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS2SEP15	0010320337	USD	100,000,000	100,000,000	01-Sep-2015	01-Sep-2015	02-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS2SEP15	0010320338	USD	100,000,000	100,000,000	01-Sep-2015	01-Sep-2015	02-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS30SEP15	0010320349	USD	10,000,000	10,000,000	01-Sep-2015	01-Sep-2015	30-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS17NOV15	0010320360	USD	10,000,000	10,000,000	01-Sep-2015	01-Sep-2015	17-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS18NOV15	0010320364	USD	10,000,000	10,000,000	01-Sep-2015	01-Sep-2015	18-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS19NOV15	0010320365	USD	10,000,000	10,000,000	01-Sep-2015	01-Sep-2015	19-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS30SEP15	0010320369	USD	15,000,000	15,000,000	01-Sep-2015	01-Sep-2015	30-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS2DEC15	0010320390	USD	20,000,000	20,000,000	01-Sep-2015	02-Sep-2015	02-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS3SEP15	0010320424	USD	100,000,000	100,000,000	02-Sep-2015	02-Sep-2015	03-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS19NOV15	0010320425	USD	25,000,000	25,000,000	02-Sep-2015	02-Sep-2015	19-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS3SEP15	0010320428	USD	100,000,000	100,000,000	02-Sep-2015	02-Sep-2015	03-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS19OCT15	0010320446	USD	10,735,000	10,735,000	02-Sep-2015	02-Sep-2015	19-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS19OCT15	0010320460	USD	15,000,000	15,000,000	02-Sep-2015	02-Sep-2015	19-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS28SEP15	0010320508	USD	200,000,000	200,000,000	02-Sep-2015	03-Sep-2015	28-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS4SEP15	0010320550	USD	100,000,000	100,000,000	03-Sep-2015	03-Sep-2015	04-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS26OCT15	0010320553	USD	100,000,000	100,000,000	03-Sep-2015	03-Sep-2015	26-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS4SEP15	0010320571	USD	100,000,000	100,000,000	03-Sep-2015	03-Sep-2015	04-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS26OCT15	0010320577	USD	5,115,000	5,115,000	03-Sep-2015	03-Sep-2015	26-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS21OCT15	0010320597	USD	25,000,000	25,000,000	03-Sep-2015	03-Sep-2015	21-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS26OCT15	0010320353	USD	10,000,000	10,000,000	01-Sep-2015	04-Sep-2015	26-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS22OCT15	0010320574	USD	300,000,000	300,000,000	03-Sep-2015	04-Sep-2015	22-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS26OCT15	0010320623	USD	65,000,000	65,000,000	03-Sep-2015	04-Sep-2015	26-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS8SEP15	0010320686	USD	100,000,000	100,000,000	04-Sep-2015	04-Sep-2015	08-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS8SEP15	0010320689	USD	100,000,000	100,000,000	04-Sep-2015	04-Sep-2015	08-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS28DEC15	0010320691	USD	10,000,000	10,000,000	04-Sep-2015	04-Sep-2015	28-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS16OCT15	0010320685	USD	200,000,000	200,000,000	04-Sep-2015	08-Sep-2015	16-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS27OCT15	0010320692	USD	100,000,000	100,000,000	04-Sep-2015	08-Sep-2015	27-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS30OCT15	0010320693	USD	500,000,000	500,000,000	04-Sep-2015	08-Sep-2015	30-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS8DEC15	0010320752	USD	24,000,000	24,000,000	08-Sep-2015	08-Sep-2015	08-Dec-2015
DIN/SELL USD/IBRD/DIN IBRDUS9SEP15	0010320753	USD	25,000,000	25,000,000	08-Sep-2015	08-Sep-2015	09-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS9SEP15	0010320756	USD	100,000,000	100,000,000	08-Sep-2015	08-Sep-2015	09-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS13OCT15	0010320758	USD	20,000,000	20,000,000	08-Sep-2015	08-Sep-2015	13-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS8OCT15	0010320704	USD	200,000,000	200,000,000	04-Sep-2015	09-Sep-2015	08-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS9OCT15	0010320740	USD	300,000,000	300,000,000	04-Sep-2015	09-Sep-2015	09-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS5NOV15	0010320741	USD	200,000,000	200,000,000	04-Sep-2015	09-Sep-2015	05-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS8OCT15	0010320755	USD	100,000,000	100,000,000	08-Sep-2015	09-Sep-2015	08-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS8OCT15	0010320759	USD	200,000,000	200,000,000	08-Sep-2015	09-Sep-2015	08-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS10SEP15	0010320771	USD	100,000,000	100,000,000	09-Sep-2015	09-Sep-2015	10-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS10SEP15	0010320794	USD	100,000,000	100,000,000	09-Sep-2015	09-Sep-2015	10-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS30SEP15	0010320795	USD	10,000,000	10,000,000	09-Sep-2015	09-Sep-2015	30-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS30SEP15	0010320806	USD	25,000,000	25,000,000	09-Sep-2015	09-Sep-2015	30-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS11SEP15	0010321023	USD	100,000,000	100,000,000	10-Sep-2015	10-Sep-2015	11-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS11SEP15	0010321032	USD	100,000,000	100,000,000	10-Sep-2015	10-Sep-2015	11-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS30SEP15	0010321038	USD	5,000,000	5,000,000	10-Sep-2015	10-Sep-2015	30-Sep-2015

Page 5/12

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS15SEP15	0010321050	USD	50,000,000	50,000,000	10-Sep-2015	10-Sep-2015	15-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS14SEP15	0010321068	USD	100,000,000	100,000,000	11-Sep-2015	11-Sep-2015	14-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS14SEP15	0010321069	USD	100,000,000	100,000,000	11-Sep-2015	11-Sep-2015	14-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS12NOV15	0010321115	USD	200,000,000	200,000,000	11-Sep-2015	14-Sep-2015	12-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS30OCT15	0010321117	USD	10,000,000	10,000,000	11-Sep-2015	14-Sep-2015	30-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS15SEP15	0010321140	USD	100,000,000	100,000,000	14-Sep-2015	14-Sep-2015	15-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS23SEP15	0010321149	USD	200,000,000	200,000,000	14-Sep-2015	14-Sep-2015	23-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS15SEP15	0010321150	USD	100,000,000	100,000,000	14-Sep-2015	14-Sep-2015	15-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS30NOV15	0010321154	USD	10,000,000	10,000,000	14-Sep-2015	14-Sep-2015	30-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS16SEP15	0010321217	USD	100,000,000	100,000,000	15-Sep-2015	15-Sep-2015	16-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS25SEP15	0010321226	USD	25,000,000	25,000,000	15-Sep-2015	15-Sep-2015	25-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS16SEP15	0010321227	USD	100,000,000	100,000,000	15-Sep-2015	15-Sep-2015	16-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS2OCT15	0010321228	USD	50,000,000	50,000,000	15-Sep-2015	15-Sep-2015	02-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS30SEP15	0010321229	USD	17,000,000	17,000,000	15-Sep-2015	15-Sep-2015	30-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS30NOV15	0010321230	USD	5,000,000	5,000,000	15-Sep-2015	15-Sep-2015	30-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS17SEP15	0010321249	USD	100,000,000	100,000,000	16-Sep-2015	16-Sep-2015	17-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS11JAN16	0010321251	USD	400,000	400,000	16-Sep-2015	16-Sep-2015	11-Jan-2016
DIN/SELL USD/IBRD/DIN IBRDUS17SEP15	0010321252	USD	100,000,000	100,000,000	16-Sep-2015	16-Sep-2015	17-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS5NOV15	0010321253	USD	2,955,000	2,955,000	16-Sep-2015	16-Sep-2015	05-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS25SEP15	0010321254	USD	12,000,000	12,000,000	16-Sep-2015	16-Sep-2015	25-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS28APR16	0010321263	USD	2,230,000	2,230,000	16-Sep-2015	16-Sep-2015	28-Apr-2016
DIN/SELL USD/IBRD/DIN IBRDUS25SEP15	0010321321	USD	16,800,000	16,800,000	16-Sep-2015	16-Sep-2015	25-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS28APR16	0010321349	USD	120,000	120,000	16-Sep-2015	16-Sep-2015	28-Apr-2016
DIN/SELL USD/IBRD/DIN IBRDUS5NOV15	0010321250	USD	25,000,000	25,000,000	16-Sep-2015	17-Sep-2015	05-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS16NOV15	0010321352	USD	1,000,000	1,000,000	16-Sep-2015	17-Sep-2015	16-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS2NOV15	0010321393	USD	250,000,000	250,000,000	16-Sep-2015	17-Sep-2015	02-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS18SEP15	0010321402	USD	100,000,000	100,000,000	17-Sep-2015	17-Sep-2015	18-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS18SEP15	0010321403	USD	100,000,000	100,000,000	17-Sep-2015	17-Sep-2015	18-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS2NOV15	0010321404	USD	100,000,000	100,000,000	17-Sep-2015	17-Sep-2015	02-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS2OCT15	0010321405	USD	80,000,000	80,000,000	17-Sep-2015	17-Sep-2015	02-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS2NOV15	0010321406	USD	100,000,000	100,000,000	17-Sep-2015	17-Sep-2015	02-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS10NOV15	0010321407	USD	90,000,000	90,000,000	17-Sep-2015	17-Sep-2015	10-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS18SEP15	0010321409	USD	239,452,000	239,452,000	17-Sep-2015	17-Sep-2015	18-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS5NOV15	0010321264	USD	100,000,000	100,000,000	16-Sep-2015	18-Sep-2015	05-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS21SEP15	0010321469	USD	100,000,000	100,000,000	18-Sep-2015	18-Sep-2015	21-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS9NOV15	0010321478	USD	25,000,000	25,000,000	18-Sep-2015	18-Sep-2015	09-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS16NOV15	0010321479	USD	50,000,000	50,000,000	18-Sep-2015	18-Sep-2015	16-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS9NOV15	0010321486	USD	10,000,000	10,000,000	18-Sep-2015	18-Sep-2015	09-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS10NOV15	0010321487	USD	50,000,000	50,000,000	18-Sep-2015	18-Sep-2015	10-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS9NOV15	0010321488	USD	25,000,000	25,000,000	18-Sep-2015	18-Sep-2015	09-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS21SEP15	0010321489	USD	100,000,000	100,000,000	18-Sep-2015	18-Sep-2015	21-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS6JAN16	0010321490	USD	100,000,000	100,000,000	18-Sep-2015	18-Sep-2015	06-Jan-2016
DIN/SELL USD/IBRD/DIN IBRDUS5NOV15	0010321491	USD	200,000,000	200,000,000	18-Sep-2015	18-Sep-2015	05-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS9NOV15	0010321498	USD	100,000,000	100,000,000	18-Sep-2015	18-Sep-2015	09-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS9NOV15	0010321485	USD	100,000,000	100,000,000	18-Sep-2015	21-Sep-2015	09-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS9NOV15	0010321492	USD	200,000,000	200,000,000	18-Sep-2015	21-Sep-2015	09-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS5NOV15	0010321493	USD	300,000,000	300,000,000	18-Sep-2015	21-Sep-2015	05-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS10NOV15	0010321494	USD	300,000,000	300,000,000	18-Sep-2015	21-Sep-2015	10-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS9NOV15	0010321497	USD	6,400,000	6,400,000	18-Sep-2015	21-Sep-2015	09-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS12NOV15	0010321499	USD	250,000,000	250,000,000	18-Sep-2015	21-Sep-2015	12-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS13NOV15	0010321500	USD	250,000,000	250,000,000	18-Sep-2015	21-Sep-2015	13-Nov-2015

Page 6/12

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS22SEP15	0010321507	USD	100,000,000	100,000,000	21-Sep-2015	21-Sep-2015	22-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS22SEP15	0010321509	USD	100,000,000	100,000,000	21-Sep-2015	21-Sep-2015	22-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS30NOV15	0010321513	USD	10,000,000	10,000,000	21-Sep-2015	21-Sep-2015	30-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS23SEP15	0010321532	USD	100,000,000	100,000,000	22-Sep-2015	22-Sep-2015	23-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS23SEP15	0010321533	USD	100,000,000	100,000,000	22-Sep-2015	22-Sep-2015	23-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS6NOV15	0010321541	USD	150,000,000	150,000,000	22-Sep-2015	22-Sep-2015	06-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS16NOV15	0010321544	USD	100,000,000	100,000,000	22-Sep-2015	23-Sep-2015	16-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS20NOV15	0010321552	USD	3,000,000	3,000,000	22-Sep-2015	23-Sep-2015	20-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS25NOV15	0010321553	USD	5,000,000	5,000,000	22-Sep-2015	23-Sep-2015	25-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS24SEP15	0010321554	USD	100,000,000	100,000,000	23-Sep-2015	23-Sep-2015	24-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS7JAN16	0010321555	USD	25,000,000	25,000,000	23-Sep-2015	23-Sep-2015	07-Jan-2016
DIN/SELL USD/IBRD/DIN IBRDUS24SEP15	0010321556	USD	100,000,000	100,000,000	23-Sep-2015	23-Sep-2015	24-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS5OCT15	0010321557	USD	750,000,000	750,000,000	23-Sep-2015	23-Sep-2015	05-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS30OCT15	0010321560	USD	10,000,000	10,000,000	23-Sep-2015	23-Sep-2015	30-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS6OCT15	0010321558	USD	750,000,000	750,000,000	23-Sep-2015	24-Sep-2015	06-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS25SEP15	0010321562	USD	100,000,000	100,000,000	24-Sep-2015	24-Sep-2015	25-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS25SEP15	0010321563	USD	100,000,000	100,000,000	24-Sep-2015	24-Sep-2015	25-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS28SEP15	0010321599	USD	28,000,000	28,000,000	24-Sep-2015	24-Sep-2015	28-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS1FEB16	0010321585	USD	11,824,000	11,824,000	24-Sep-2015	25-Sep-2015	01-Feb-2016
DIN/SELL USD/IBRD/DIN IBRDUS28SEP15	0010321616	USD	100,000,000	100,000,000	25-Sep-2015	25-Sep-2015	28-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS28SEP15	0010321621	USD	100,000,000	100,000,000	25-Sep-2015	25-Sep-2015	28-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS19NOV15	0010321622	USD	80,382,000	80,382,000	25-Sep-2015	25-Sep-2015	19-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS19NOV15	0010321561	USD	40,000,000	40,000,000	24-Sep-2015	28-Sep-2015	19-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS15AUG16	0010321628	USD	332,200,000	332,200,000	28-Sep-2015	28-Sep-2015	15-Aug-2016
DIN/SELL USD/IBRD/DIN IBRDUS2OCT15	0010321649	USD	100,000,000	100,000,000	29-Sep-2015	29-Sep-2015	02-Oct-2015
DIN/SELL USD/IBRD/DIN IBRDUS20NOV15	0010321623	USD	50,000,000	50,000,000	28-Sep-2015	01-Oct-2015	20-Nov-2015
DIN/SELL USD/IBRD/DIN IBRDUS1DEC15	0010321778	USD	300,000,000	300,000,000	30-Sep-2015	01-Oct-2015	01-Dec-2015

Sub-total New Borrowings - United States Dollar			27,457,141,000	27,457,141,000

Total New Borrowings				27,457,141,000

Matured Borrowings
United States Dollar
DIN/SELL USD/IBRD/DIN IBRDUS15JUL15	0010299325	USD	(4,330,000)	(4,330,000)	03-Sep-2014	04-Sep-2014	15-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS15JUL15	0010300074	USD	(10,000,000)	(10,000,000)	12-Sep-2014	15-Sep-2014	15-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS15JUL15	0010301567	USD	(670,000)	(670,000)	08-Oct-2014	09-Oct-2014	15-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS9JUL15	0010302561	USD	(25,000,000)	(25,000,000)	22-Oct-2014	22-Oct-2014	09-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS1JUL15	0010304421	USD	(40,000,000)	(40,000,000)	02-Dec-2014	03-Dec-2014	01-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS29JUL15	0010305021	USD	(4,490,000)	(4,490,000)	09-Dec-2014	10-Dec-2014	29-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS20JUL15	0010306773	USD	(50,000,000)	(50,000,000)	13-Jan-2015	15-Jan-2015	20-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS1JUL15	0010307188	USD	(100,000,000)	(100,000,000)	16-Jan-2015	16-Jan-2015	01-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS1JUL15	0010307394	USD	(100,000,000)	(100,000,000)	22-Jan-2015	22-Jan-2015	01-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS7JUL15	0010307389	USD	(4,600,000)	(4,600,000)	22-Jan-2015	23-Jan-2015	07-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS1JUL15	0010308691	USD	(8,573,000)	(8,573,000)	11-Feb-2015	13-Feb-2015	01-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS13JUL15	0010309147	USD	(9,000,000)	(9,000,000)	23-Feb-2015	23-Feb-2015	13-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS1JUL15	0010309179	USD	(7,126,000)	(7,126,000)	24-Feb-2015	27-Feb-2015	01-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS1JUL15	0010310984	USD	(3,960,000)	(3,960,000)	23-Mar-2015	25-Mar-2015	01-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS4AUG15	0010311736	USD	(25,000,000)	(25,000,000)	01-Apr-2015	01-Apr-2015	04-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS10JUL15	0010311783	USD	(5,000,000)	(5,000,000)	02-Apr-2015	06-Apr-2015	10-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS6JUL15	0010311796	USD	(25,000,000)	(25,000,000)	06-Apr-2015	07-Apr-2015	06-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS2JUL15	0010311799	USD	(20,000,000)	(20,000,000)	06-Apr-2015	07-Apr-2015	02-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS6JUL15	0010311839	USD	(200,000,000)	(200,000,000)	08-Apr-2015	08-Apr-2015	06-Jul-2015

Page 7/12

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS2JUL15	0010312595	USD	(25,000,000)	(25,000,000)	14-Apr-2015	15-Apr-2015	02-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS14JUL15	0010312634	USD	(20,000,000)	(20,000,000)	15-Apr-2015	15-Apr-2015	14-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS28JUL15	0010312903	USD	(20,000,000)	(20,000,000)	20-Apr-2015	20-Apr-2015	28-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS23JUL15	0010312904	USD	(60,000,000)	(60,000,000)	20-Apr-2015	20-Apr-2015	23-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS13JUL15	0010312919	USD	(200,000,000)	(200,000,000)	21-Apr-2015	21-Apr-2015	13-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS1JUL15	0010313373	USD	(100,000,000)	(100,000,000)	01-May-2015	05-May-2015	01-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS1JUL15	0010314034	USD	(100,000,000)	(100,000,000)	11-May-2015	12-May-2015	01-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS10JUL15	0010314042	USD	(10,000,000)	(10,000,000)	11-May-2015	12-May-2015	10-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS14JUL15	0010314124	USD	(50,000,000)	(50,000,000)	12-May-2015	13-May-2015	14-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS14JUL15	0010314182	USD	(50,000,000)	(50,000,000)	13-May-2015	13-May-2015	14-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS3AUG15	0010314284	USD	(300,000,000)	(300,000,000)	14-May-2015	15-May-2015	03-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS15JUL15	0010314297	USD	(5,000,000)	(5,000,000)	14-May-2015	15-May-2015	15-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS6JUL15	0010314396	USD	(100,000,000)	(100,000,000)	15-May-2015	15-May-2015	06-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS11AUG15	0010314432	USD	(25,000,000)	(25,000,000)	15-May-2015	18-May-2015	11-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS18AUG15	0010314544	USD	(200,000,000)	(200,000,000)	19-May-2015	20-May-2015	18-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS9JUL15	0010314561	USD	(200,000,000)	(200,000,000)	20-May-2015	21-May-2015	09-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS20JUL15	0010314572	USD	(25,000,000)	(25,000,000)	20-May-2015	21-May-2015	20-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS31AUG15	0010314627	USD	(75,000,000)	(75,000,000)	21-May-2015	21-May-2015	31-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS20AUG15	0010314628	USD	(19,000,000)	(19,000,000)	21-May-2015	21-May-2015	20-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS10JUL15	0010314630	USD	(150,000,000)	(150,000,000)	21-May-2015	21-May-2015	10-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS20JUL15	0010314645	USD	(10,000,000)	(10,000,000)	21-May-2015	21-May-2015	20-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS13JUL15	0010314650	USD	(4,675,000)	(4,675,000)	21-May-2015	21-May-2015	13-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS29JUL15	0010314625	USD	(530,000)	(530,000)	21-May-2015	22-May-2015	29-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS10JUL15	0010314658	USD	(100,000,000)	(100,000,000)	22-May-2015	22-May-2015	10-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS14JUL15	0010314659	USD	(90,000,000)	(90,000,000)	22-May-2015	22-May-2015	14-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS15JUL15	0010314674	USD	(500,000)	(500,000)	26-May-2015	26-May-2015	15-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS2SEP15	0010314721	USD	(24,000,000)	(24,000,000)	27-May-2015	27-May-2015	02-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS2JUL15	0010314760	USD	(100,000,000)	(100,000,000)	27-May-2015	27-May-2015	02-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS21JUL15	0010314790	USD	(7,845,000)	(7,845,000)	27-May-2015	27-May-2015	21-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS16JUL15	0010314812	USD	(15,955,000)	(15,955,000)	27-May-2015	28-May-2015	16-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS7AUG15	0010314880	USD	(90,000,000)	(90,000,000)	28-May-2015	28-May-2015	07-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS21AUG15	0010314883	USD	(25,000,000)	(25,000,000)	28-May-2015	28-May-2015	21-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS24AUG15	0010314884	USD	(25,000,000)	(25,000,000)	28-May-2015	28-May-2015	24-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS9JUL15	0010315044	USD	(40,000,000)	(40,000,000)	29-May-2015	29-May-2015	09-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS17JUL15	0010315047	USD	(40,000,000)	(40,000,000)	29-May-2015	29-May-2015	17-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS20AUG15	0010315339	USD	(30,000,000)	(30,000,000)	01-Jun-2015	01-Jun-2015	20-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS21JUL15	0010315340	USD	(25,000,000)	(25,000,000)	01-Jun-2015	01-Jun-2015	21-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS22JUL15	0010315353	USD	(50,000,000)	(50,000,000)	02-Jun-2015	02-Jun-2015	22-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS8SEP15	0010315363	USD	(300,000,000)	(300,000,000)	02-Jun-2015	02-Jun-2015	08-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS7AUG15	0010315509	USD	(100,000,000)	(100,000,000)	03-Jun-2015	03-Jun-2015	07-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS28AUG15	0010315594	USD	(50,000,000)	(50,000,000)	04-Jun-2015	04-Jun-2015	28-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS27JUL15	0010315607	USD	(50,000,000)	(50,000,000)	04-Jun-2015	05-Jun-2015	27-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS8SEP15	0010315837	USD	(20,000,000)	(20,000,000)	08-Jun-2015	08-Jun-2015	08-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS3SEP15	0010316052	USD	(50,000,000)	(50,000,000)	09-Jun-2015	10-Jun-2015	03-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS10AUG15	0010316065	USD	(30,000,000)	(30,000,000)	09-Jun-2015	10-Jun-2015	10-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS14AUG15	0010316372	USD	(10,000,000)	(10,000,000)	11-Jun-2015	11-Jun-2015	14-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS10SEP15	0010316376	USD	(50,000,000)	(50,000,000)	11-Jun-2015	11-Jun-2015	10-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS9SEP15	0010316326	USD	(100,000,000)	(100,000,000)	11-Jun-2015	12-Jun-2015	09-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS9SEP15	0010316348	USD	(100,000,000)	(100,000,000)	11-Jun-2015	12-Jun-2015	09-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS10SEP15	0010316375	USD	(100,000,000)	(100,000,000)	11-Jun-2015	12-Jun-2015	10-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS27JUL15	0010316489	USD	(100,000,000)	(100,000,000)	15-Jun-2015	17-Jun-2015	27-Jul-2015

Page 8/12

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS2JUL15	0010317181	USD	(50,000,000)	(50,000,000)	01-Jul-2015	01-Jul-2015	02-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS31AUG15	0010317182	USD	(12,000,000)	(12,000,000)	01-Jul-2015	01-Jul-2015	31-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS29JUL15	0010317196	USD	(100,000,000)	(100,000,000)	01-Jul-2015	01-Jul-2015	29-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS2JUL15	0010317199	USD	(19,159,000)	(19,159,000)	01-Jul-2015	01-Jul-2015	02-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS6JUL15	0010317230	USD	(50,000,000)	(50,000,000)	02-Jul-2015	02-Jul-2015	06-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS6JUL15	0010317268	USD	(1,841,000)	(1,841,000)	02-Jul-2015	02-Jul-2015	06-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS8JUL15	0010317321	USD	(100,000,000)	(100,000,000)	07-Jul-2015	07-Jul-2015	08-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS8JUL15	0010317324	USD	(100,000,000)	(100,000,000)	07-Jul-2015	07-Jul-2015	08-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS8JUL15	0010317327	USD	(50,000,000)	(50,000,000)	07-Jul-2015	07-Jul-2015	08-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS26AUG15	0010317328	USD	(50,000,000)	(50,000,000)	07-Jul-2015	08-Jul-2015	26-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS25SEP15	0010317329	USD	(50,000,000)	(50,000,000)	07-Jul-2015	08-Jul-2015	25-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS9JUL15	0010317379	USD	(15,815,000)	(15,815,000)	08-Jul-2015	08-Jul-2015	09-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS9JUL15	0010317380	USD	(84,185,000)	(84,185,000)	08-Jul-2015	08-Jul-2015	09-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS10JUL15	0010317468	USD	(100,000,000)	(100,000,000)	09-Jul-2015	09-Jul-2015	10-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS12AUG15	0010317477	USD	(13,000,000)	(13,000,000)	09-Jul-2015	09-Jul-2015	12-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS10JUL15	0010317480	USD	(93,525,000)	(93,525,000)	09-Jul-2015	09-Jul-2015	10-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS8SEP15	0010317335	USD	(20,000,000)	(20,000,000)	07-Jul-2015	10-Jul-2015	08-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS13JUL15	0010317696	USD	(100,000,000)	(100,000,000)	10-Jul-2015	10-Jul-2015	13-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS13JUL15	0010317697	USD	(150,000,000)	(150,000,000)	10-Jul-2015	10-Jul-2015	13-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS18AUG15	0010317703	USD	(5,000,000)	(5,000,000)	10-Jul-2015	10-Jul-2015	18-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS14JUL15	0010317730	USD	(100,000,000)	(100,000,000)	13-Jul-2015	13-Jul-2015	14-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS14JUL15	0010317731	USD	(50,000,000)	(50,000,000)	13-Jul-2015	13-Jul-2015	14-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS1SEP15	0010317733	USD	(78,700,000)	(78,700,000)	13-Jul-2015	13-Jul-2015	01-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS18AUG15	0010317734	USD	(50,000,000)	(50,000,000)	13-Jul-2015	13-Jul-2015	18-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS29JUL15	0010317737	USD	(200,000,000)	(200,000,000)	13-Jul-2015	13-Jul-2015	29-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS15JUL15	0010317816	USD	(100,000,000)	(100,000,000)	14-Jul-2015	14-Jul-2015	15-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS3SEP15	0010317817	USD	(10,000,000)	(10,000,000)	14-Jul-2015	14-Jul-2015	03-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS4SEP15	0010317818	USD	(12,000,000)	(12,000,000)	14-Jul-2015	14-Jul-2015	04-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS15JUL15	0010317834	USD	(100,000,000)	(100,000,000)	14-Jul-2015	14-Jul-2015	15-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS15JUL15	0010317879	USD	(50,000,000)	(50,000,000)	14-Jul-2015	14-Jul-2015	15-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS16JUL15	0010317914	USD	(100,000,000)	(100,000,000)	15-Jul-2015	15-Jul-2015	16-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS14AUG15	0010317932	USD	(50,000,000)	(50,000,000)	15-Jul-2015	15-Jul-2015	14-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS16JUL15	0010317933	USD	(100,000,000)	(100,000,000)	15-Jul-2015	15-Jul-2015	16-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS17JUL15	0010318072	USD	(100,000,000)	(100,000,000)	16-Jul-2015	16-Jul-2015	17-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS17JUL15	0010318075	USD	(100,000,000)	(100,000,000)	16-Jul-2015	16-Jul-2015	17-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS20JUL15	0010318095	USD	(100,000,000)	(100,000,000)	17-Jul-2015	17-Jul-2015	20-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS7AUG15	0010318102	USD	(100,000,000)	(100,000,000)	17-Jul-2015	17-Jul-2015	07-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS14AUG15	0010318104	USD	(82,000,000)	(82,000,000)	17-Jul-2015	17-Jul-2015	14-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS20JUL15	0010318109	USD	(100,000,000)	(100,000,000)	17-Jul-2015	17-Jul-2015	20-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS21JUL15	0010318159	USD	(100,000,000)	(100,000,000)	20-Jul-2015	20-Jul-2015	21-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS21JUL15	0010318162	USD	(100,000,000)	(100,000,000)	20-Jul-2015	20-Jul-2015	21-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS8SEP15	0010318163	USD	(10,000,000)	(10,000,000)	20-Jul-2015	20-Jul-2015	08-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS9SEP15	0010318164	USD	(10,000,000)	(10,000,000)	20-Jul-2015	20-Jul-2015	09-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS10SEP15	0010318165	USD	(10,000,000)	(10,000,000)	20-Jul-2015	20-Jul-2015	10-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS22JUL15	0010318174	USD	(100,000,000)	(100,000,000)	21-Jul-2015	21-Jul-2015	22-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS22JUL15	0010318175	USD	(100,000,000)	(100,000,000)	21-Jul-2015	21-Jul-2015	22-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS14SEP15	0010318182	USD	(10,000,000)	(10,000,000)	21-Jul-2015	21-Jul-2015	14-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS11SEP15	0010318183	USD	(10,000,000)	(10,000,000)	21-Jul-2015	21-Jul-2015	11-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS23JUL15	0010318201	USD	(100,000,000)	(100,000,000)	22-Jul-2015	22-Jul-2015	23-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS17SEP15	0010318207	USD	(10,000,000)	(10,000,000)	22-Jul-2015	22-Jul-2015	17-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS15SEP15	0010318208	USD	(17,000,000)	(17,000,000)	22-Jul-2015	22-Jul-2015	15-Sep-2015

Page 9/12

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS23JUL15	0010318211	USD	(100,000,000)	(100,000,000)	22-Jul-2015	22-Jul-2015	23-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS15SEP15	0010318218	USD	(200,000,000)	(200,000,000)	22-Jul-2015	22-Jul-2015	15-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS24JUL15	0010318256	USD	(100,000,000)	(100,000,000)	23-Jul-2015	23-Jul-2015	24-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS24JUL15	0010318265	USD	(100,000,000)	(100,000,000)	23-Jul-2015	23-Jul-2015	24-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS27JUL15	0010318324	USD	(100,000,000)	(100,000,000)	24-Jul-2015	24-Jul-2015	27-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS27JUL15	0010318325	USD	(100,000,000)	(100,000,000)	24-Jul-2015	24-Jul-2015	27-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS28JUL15	0010318376	USD	(100,000,000)	(100,000,000)	27-Jul-2015	27-Jul-2015	28-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS21SEP15	0010318378	USD	(10,000,000)	(10,000,000)	27-Jul-2015	27-Jul-2015	21-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS28JUL15	0010318405	USD	(50,000,000)	(50,000,000)	27-Jul-2015	27-Jul-2015	28-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS29JUL15	0010318419	USD	(100,000,000)	(100,000,000)	28-Jul-2015	28-Jul-2015	29-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS29JUL15	0010318428	USD	(100,000,000)	(100,000,000)	28-Jul-2015	28-Jul-2015	29-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS17SEP15	0010318430	USD	(1,936,000)	(1,936,000)	28-Jul-2015	28-Jul-2015	17-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS22SEP15	0010318440	USD	(5,000,000)	(5,000,000)	28-Jul-2015	28-Jul-2015	22-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS23SEP15	0010318458	USD	(10,000,000)	(10,000,000)	29-Jul-2015	29-Jul-2015	23-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS21SEP15	0010318460	USD	(5,000,000)	(5,000,000)	29-Jul-2015	30-Jul-2015	21-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS31JUL15	0010318470	USD	(100,000,000)	(100,000,000)	30-Jul-2015	30-Jul-2015	31-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS23SEP15	0010318493	USD	(25,000,000)	(25,000,000)	30-Jul-2015	30-Jul-2015	23-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS31JUL15	0010318494	USD	(100,000,000)	(100,000,000)	30-Jul-2015	30-Jul-2015	31-Jul-2015
DIN/SELL USD/IBRD/DIN IBRDUS18SEP15	0010318472	USD	(100,000,000)	(100,000,000)	30-Jul-2015	31-Jul-2015	18-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS3AUG15	0010318544	USD	(100,000,000)	(100,000,000)	31-Jul-2015	31-Jul-2015	03-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS3AUG15	0010318561	USD	(100,000,000)	(100,000,000)	31-Jul-2015	31-Jul-2015	03-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS23SEP15	0010318562	USD	(50,000,000)	(50,000,000)	31-Jul-2015	31-Jul-2015	23-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS3AUG15	0010318592	USD	(50,000,000)	(50,000,000)	31-Jul-2015	31-Jul-2015	03-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS4AUG15	0010318854	USD	(100,000,000)	(100,000,000)	03-Aug-2015	03-Aug-2015	04-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS4AUG15	0010318855	USD	(100,000,000)	(100,000,000)	03-Aug-2015	03-Aug-2015	04-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS24SEP15	0010318864	USD	(15,000,000)	(15,000,000)	03-Aug-2015	03-Aug-2015	24-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS24SEP15	0010318881	USD	(100,000,000)	(100,000,000)	04-Aug-2015	04-Aug-2015	24-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS5AUG15	0010318882	USD	(100,000,000)	(100,000,000)	04-Aug-2015	04-Aug-2015	05-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS29SEP15	0010318892	USD	(25,089,000)	(25,089,000)	04-Aug-2015	04-Aug-2015	29-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS25SEP15	0010318896	USD	(5,000,000)	(5,000,000)	04-Aug-2015	04-Aug-2015	25-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS5AUG15	0010318897	USD	(100,000,000)	(100,000,000)	04-Aug-2015	04-Aug-2015	05-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS28SEP15	0010318899	USD	(10,000,000)	(10,000,000)	04-Aug-2015	04-Aug-2015	28-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS23SEP15	0010318901	USD	(13,000,000)	(13,000,000)	04-Aug-2015	04-Aug-2015	23-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS6AUG15	0010318909	USD	(100,000,000)	(100,000,000)	05-Aug-2015	05-Aug-2015	06-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS6AUG15	0010318910	USD	(100,000,000)	(100,000,000)	05-Aug-2015	05-Aug-2015	06-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS24SEP15	0010318947	USD	(34,515,000)	(34,515,000)	05-Aug-2015	05-Aug-2015	24-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS29SEP15	0010318906	USD	(300,000,000)	(300,000,000)	04-Aug-2015	07-Aug-2015	29-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS10AUG15	0010319061	USD	(100,000,000)	(100,000,000)	07-Aug-2015	07-Aug-2015	10-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS10AUG15	0010319074	USD	(100,000,000)	(100,000,000)	07-Aug-2015	07-Aug-2015	10-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS1SEP15	0010319104	USD	(100,000,000)	(100,000,000)	07-Aug-2015	10-Aug-2015	01-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS8SEP15	0010319105	USD	(100,000,000)	(100,000,000)	07-Aug-2015	10-Aug-2015	08-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS10SEP15	0010319106	USD	(100,000,000)	(100,000,000)	07-Aug-2015	10-Aug-2015	10-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS11AUG15	0010319117	USD	(100,000,000)	(100,000,000)	10-Aug-2015	10-Aug-2015	11-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS11AUG15	0010319181	USD	(100,000,000)	(100,000,000)	10-Aug-2015	10-Aug-2015	11-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS12AUG15	0010319366	USD	(100,000,000)	(100,000,000)	11-Aug-2015	11-Aug-2015	12-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS12AUG15	0010319368	USD	(100,000,000)	(100,000,000)	11-Aug-2015	11-Aug-2015	12-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS13AUG15	0010319417	USD	(100,000,000)	(100,000,000)	12-Aug-2015	12-Aug-2015	13-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS13AUG15	0010319418	USD	(100,000,000)	(100,000,000)	12-Aug-2015	12-Aug-2015	13-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS30SEP15	0010319501	USD	(300,000,000)	(300,000,000)	13-Aug-2015	13-Aug-2015	30-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS15SEP15	0010319528	USD	(200,000,000)	(200,000,000)	13-Aug-2015	14-Aug-2015	15-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS17AUG15	0010319560	USD	(100,000,000)	(100,000,000)	14-Aug-2015	14-Aug-2015	17-Aug-2015

Page 10/12

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

DIN/SELL USD/IBRD/DIN IBRDUS17AUG15	0010319561	USD	(100,000,000)	(100,000,000)	14-Aug-2015	14-Aug-2015	17-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS18AUG15	0010319583	USD	(100,000,000)	(100,000,000)	17-Aug-2015	17-Aug-2015	18-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS18AUG15	0010319586	USD	(100,000,000)	(100,000,000)	17-Aug-2015	17-Aug-2015	18-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS19AUG15	0010319638	USD	(100,000,000)	(100,000,000)	18-Aug-2015	18-Aug-2015	19-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS19AUG15	0010319646	USD	(100,000,000)	(100,000,000)	18-Aug-2015	18-Aug-2015	19-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS20AUG15	0010319668	USD	(100,000,000)	(100,000,000)	19-Aug-2015	19-Aug-2015	20-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS20AUG15	0010319670	USD	(100,000,000)	(100,000,000)	19-Aug-2015	19-Aug-2015	20-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS20AUG15	0010319690	USD	(100,000,000)	(100,000,000)	19-Aug-2015	19-Aug-2015	20-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS20AUG15	0010319695	USD	(60,000,000)	(60,000,000)	19-Aug-2015	19-Aug-2015	20-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS21AUG15	0010319704	USD	(100,000,000)	(100,000,000)	20-Aug-2015	20-Aug-2015	21-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS21AUG15	0010319716	USD	(100,000,000)	(100,000,000)	20-Aug-2015	20-Aug-2015	21-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS21AUG15	0010319719	USD	(100,000,000)	(100,000,000)	20-Aug-2015	20-Aug-2015	21-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS24AUG15	0010319756	USD	(25,000,000)	(25,000,000)	21-Aug-2015	21-Aug-2015	24-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS24AUG15	0010319757	USD	(100,000,000)	(100,000,000)	21-Aug-2015	21-Aug-2015	24-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS24AUG15	0010319758	USD	(75,000,000)	(75,000,000)	21-Aug-2015	21-Aug-2015	24-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS25AUG15	0010319796	USD	(100,000,000)	(100,000,000)	24-Aug-2015	24-Aug-2015	25-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS25AUG15	0010319798	USD	(100,000,000)	(100,000,000)	24-Aug-2015	24-Aug-2015	25-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS26AUG15	0010319833	USD	(100,000,000)	(100,000,000)	25-Aug-2015	25-Aug-2015	26-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS26AUG15	0010319837	USD	(100,000,000)	(100,000,000)	25-Aug-2015	25-Aug-2015	26-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS26AUG15	0010319844	USD	(100,000,000)	(100,000,000)	25-Aug-2015	25-Aug-2015	26-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS27AUG15	0010319853	USD	(100,000,000)	(100,000,000)	26-Aug-2015	26-Aug-2015	27-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS4SEP15	0010319857	USD	(84,000,000)	(84,000,000)	26-Aug-2015	26-Aug-2015	04-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS27AUG15	0010319868	USD	(100,000,000)	(100,000,000)	26-Aug-2015	26-Aug-2015	27-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS28AUG15	0010319883	USD	(100,000,000)	(100,000,000)	27-Aug-2015	27-Aug-2015	28-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS28AUG15	0010319898	USD	(100,000,000)	(100,000,000)	27-Aug-2015	27-Aug-2015	28-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS31AUG15	0010319926	USD	(100,000,000)	(100,000,000)	28-Aug-2015	28-Aug-2015	31-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS31AUG15	0010319937	USD	(100,000,000)	(100,000,000)	28-Aug-2015	28-Aug-2015	31-Aug-2015
DIN/SELL USD/IBRD/DIN IBRDUS1SEP15	0010319989	USD	(100,000,000)	(100,000,000)	31-Aug-2015	31-Aug-2015	01-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS1SEP15	0010319991	USD	(100,000,000)	(100,000,000)	31-Aug-2015	31-Aug-2015	01-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS2SEP15	0010320337	USD	(100,000,000)	(100,000,000)	01-Sep-2015	01-Sep-2015	02-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS2SEP15	0010320338	USD	(100,000,000)	(100,000,000)	01-Sep-2015	01-Sep-2015	02-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS30SEP15	0010320349	USD	(10,000,000)	(10,000,000)	01-Sep-2015	01-Sep-2015	30-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS30SEP15	0010320369	USD	(15,000,000)	(15,000,000)	01-Sep-2015	01-Sep-2015	30-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS3SEP15	0010320424	USD	(100,000,000)	(100,000,000)	02-Sep-2015	02-Sep-2015	03-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS3SEP15	0010320428	USD	(100,000,000)	(100,000,000)	02-Sep-2015	02-Sep-2015	03-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS28SEP15	0010320508	USD	(200,000,000)	(200,000,000)	02-Sep-2015	03-Sep-2015	28-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS4SEP15	0010320550	USD	(100,000,000)	(100,000,000)	03-Sep-2015	03-Sep-2015	04-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS4SEP15	0010320571	USD	(100,000,000)	(100,000,000)	03-Sep-2015	03-Sep-2015	04-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS8SEP15	0010320686	USD	(100,000,000)	(100,000,000)	04-Sep-2015	04-Sep-2015	08-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS8SEP15	0010320689	USD	(100,000,000)	(100,000,000)	04-Sep-2015	04-Sep-2015	08-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS9SEP15	0010320753	USD	(25,000,000)	(25,000,000)	08-Sep-2015	08-Sep-2015	09-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS9SEP15	0010320756	USD	(100,000,000)	(100,000,000)	08-Sep-2015	08-Sep-2015	09-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS10SEP15	0010320771	USD	(100,000,000)	(100,000,000)	09-Sep-2015	09-Sep-2015	10-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS10SEP15	0010320794	USD	(100,000,000)	(100,000,000)	09-Sep-2015	09-Sep-2015	10-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS30SEP15	0010320795	USD	(10,000,000)	(10,000,000)	09-Sep-2015	09-Sep-2015	30-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS30SEP15	0010320806	USD	(25,000,000)	(25,000,000)	09-Sep-2015	09-Sep-2015	30-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS11SEP15	0010321023	USD	(100,000,000)	(100,000,000)	10-Sep-2015	10-Sep-2015	11-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS11SEP15	0010321032	USD	(100,000,000)	(100,000,000)	10-Sep-2015	10-Sep-2015	11-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS30SEP15	0010321038	USD	(5,000,000)	(5,000,000)	10-Sep-2015	10-Sep-2015	30-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS15SEP15	0010321050	USD	(50,000,000)	(50,000,000)	10-Sep-2015	10-Sep-2015	15-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS14SEP15	0010321068	USD	(100,000,000)	(100,000,000)	11-Sep-2015	11-Sep-2015	14-Sep-2015

Page 11/12

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings

Borrowing Type / Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
DIN/SELL USD/IBRD/DIN IBRDUS14SEP15	0010321069	USD	(100,000,000)	(100,000,000)	11-Sep-2015	11-Sep-2015	14-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS15SEP15	0010321140	USD	(100,000,000)	(100,000,000)	14-Sep-2015	14-Sep-2015	15-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS23SEP15	0010321149	USD	(200,000,000)	(200,000,000)	14-Sep-2015	14-Sep-2015	23-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS15SEP15	0010321150	USD	(100,000,000)	(100,000,000)	14-Sep-2015	14-Sep-2015	15-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS16SEP15	0010321217	USD	(100,000,000)	(100,000,000)	15-Sep-2015	15-Sep-2015	16-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS25SEP15	0010321226	USD	(25,000,000)	(25,000,000)	15-Sep-2015	15-Sep-2015	25-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS16SEP15	0010321227	USD	(100,000,000)	(100,000,000)	15-Sep-2015	15-Sep-2015	16-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS30SEP15	0010321229	USD	(17,000,000)	(17,000,000)	15-Sep-2015	15-Sep-2015	30-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS17SEP15	0010321249	USD	(100,000,000)	(100,000,000)	16-Sep-2015	16-Sep-2015	17-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS17SEP15	0010321252	USD	(100,000,000)	(100,000,000)	16-Sep-2015	16-Sep-2015	17-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS25SEP15	0010321254	USD	(12,000,000)	(12,000,000)	16-Sep-2015	16-Sep-2015	25-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS25SEP15	0010321321	USD	(16,800,000)	(16,800,000)	16-Sep-2015	16-Sep-2015	25-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS18SEP15	0010321402	USD	(100,000,000)	(100,000,000)	17-Sep-2015	17-Sep-2015	18-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS18SEP15	0010321403	USD	(100,000,000)	(100,000,000)	17-Sep-2015	17-Sep-2015	18-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS18SEP15	0010321409	USD	(239,452,000)	(239,452,000)	17-Sep-2015	17-Sep-2015	18-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS21SEP15	0010321469	USD	(100,000,000)	(100,000,000)	18-Sep-2015	18-Sep-2015	21-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS21SEP15	0010321489	USD	(100,000,000)	(100,000,000)	18-Sep-2015	18-Sep-2015	21-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS22SEP15	0010321507	USD	(100,000,000)	(100,000,000)	21-Sep-2015	21-Sep-2015	22-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS22SEP15	0010321509	USD	(100,000,000)	(100,000,000)	21-Sep-2015	21-Sep-2015	22-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS23SEP15	0010321532	USD	(100,000,000)	(100,000,000)	22-Sep-2015	22-Sep-2015	23-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS23SEP15	0010321533	USD	(100,000,000)	(100,000,000)	22-Sep-2015	22-Sep-2015	23-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS24SEP15	0010321554	USD	(100,000,000)	(100,000,000)	23-Sep-2015	23-Sep-2015	24-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS24SEP15	0010321556	USD	(100,000,000)	(100,000,000)	23-Sep-2015	23-Sep-2015	24-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS25SEP15	0010321562	USD	(100,000,000)	(100,000,000)	24-Sep-2015	24-Sep-2015	25-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS25SEP15	0010321563	USD	(100,000,000)	(100,000,000)	24-Sep-2015	24-Sep-2015	25-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS28SEP15	0010321599	USD	(28,000,000)	(28,000,000)	24-Sep-2015	24-Sep-2015	28-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS28SEP15	0010321616	USD	(100,000,000)	(100,000,000)	25-Sep-2015	25-Sep-2015	28-Sep-2015
DIN/SELL USD/IBRD/DIN IBRDUS28SEP15	0010321621	USD	(100,000,000)	(100,000,000)	25-Sep-2015	25-Sep-2015	28-Sep-2015

Sub-total Matured Borrowings - United States Dollar			(19,071,271,000)	(19,071,271,000)

Chinese Yuan Renminbi
BOND/SELL CNY/IBRD/GDIF/0915CNY02.40	0000013271	CNY	(1,115,000,000)	(175,196,015)	11-Sep-2014	18-Sep-2014	18-Sep-2015
BOND/SELL CNY/IBRD/GDIF/0915CNY02.40	0000013305	CNY	(350,000,000)	(54,994,265)	26-Sep-2014	09-Oct-2014	18-Sep-2015

Sub-total Matured Borrowings - Chinese Yuan Renminbi			(1,465,000,000)	(230,190,280)

New Zealand Dollar
BOND/SELL NZD/IBRD/GDIF/0815NZD03.75	0000013214	NZD	(175,000,000)	(113,233,750)	20-Aug-2014	27-Aug-2014	27-Aug-2015

Sub-total Matured Borrowings - New Zealand Dollar			(175,000,000)	(113,233,750)

Total Matured Borrowings				(19,414,695,030)

Early Retirement
Chinese Yuan Renminbi
BOND/BUY CNY/IBRD/GDIF/0915CNY02.40	0000013980	CNY	(135,000,000)	(21,740,881)	16-Jul-2015	23-Jul-2015	18-Sep-2015

Sub-total Early Retirement - Chinese Yuan Renminbi			(135,000,000)	(21,740,881)

Total Early Retirement				(21,740,881)

Page 12/12